IXYS


11007766


RECEIVED
AUG 0 2 2011
PROCESSING
SECTION
211

2011

PROXY STATEMENT

AND ANNUAL REPORT TO STOCKHOLDERS

FOR THE YEAR ENDED MARCH 31, 2011

IXYS CORPORATION
1590 BUCKEYE DRIVE
MILPITAS, CA 95035-7418

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 16, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of IXYS Corporation, a Delaware corporation. The meeting will be held on Friday, September 16, 2011 at 9:00 a.m. local time at our headquarters, which is located at 1590 Buckeye Drive, Milpitas, California 95035 for the following purposes:

1. To elect seven directors to serve for the ensuing year and until their successors are elected;
2. To approve the 2011 Equity Incentive Plan, under which 600,000 shares of our common stock will be reserved for issuance;
3. To hold an advisory vote on the compensation of our named executive officers;
4. To hold an advisory vote on the frequency of the advisory vote on the compensation of our named executive officers;
5. To ratify the selection of BDO USA, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2012; and
6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

Our Board of Directors has fixed the close of business on July 19, 2011, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



Secretary

Milpitas, California
July 29, 2011

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

(This page intentionally left blank)

IXYS CORPORATION
1590 BUCKEYE DRIVE
MILPITAS, CA 95035-7418

PROXY STATEMENT
FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS
SEPTEMBER 16, 2011

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of IXYS Corporation, or the Board, is soliciting your proxy to vote at the 2011 Annual Meeting of Stockholders, or Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We are distributing this proxy statement and accompanying proxy card on or about July 29, 2011 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on July 19, 2011 will be entitled to vote at the Annual Meeting. On this record date, there were 31,532,592 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on July 19, 2011 your shares were registered directly in your name with IXYS's transfer agent, BNY Mellon Shareowner Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on July 19, 2011 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are five matters scheduled for a vote:

- Election of seven directors;
- The approval of the 2011 Equity Incentive Plan, under which 600,000 shares of our common stock will be reserved for issuance;
- An advisory vote on the compensation of our named executive officers;
- An advisory vote on the frequency of the advisory vote on the compensation of our named executive officers; and
- Ratification of BDO USA, LLP, or BDO, as our independent registered public accounting firm for our fiscal year ending March 31, 2012, or fiscal 2012.

The Board of Directors recommends a vote in favor of each nominee named in this proxy statement, a vote in favor of the 2011 Equity Incentive Plan, a vote for the approval, on an advisory basis, of the compensation of our named executive officers, a vote for the approval, on an advisory basis, of a frequency of once every three years for an advisory vote on the compensation of our named executive officers, and a vote in favor of the ratification of the selection of BDO as our independent registered public accounting firm for fiscal 2012.

How do I vote?

You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For the vote on the 2011 Equity Incentive Plan, the advisory vote on the compensation of our named executive officers and the ratification of the appointment of BDO as our independent public registered accounting firm, you may vote "For," "Against," or "Abstain" with respect to each of these proposals. For the advisory vote regarding the frequency of the advisory vote on the compensation of our named executive officers, you may vote "Every Year," "Every Two Years," "Every Three Years" or "Abstain." The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of July 19, 2011.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all seven nominees for director, "For" the approval of 2011 Equity Incentive Plan, "For" the approval, on an advisory basis, of the compensation of our named executive officers, "For" the approval, on an advisory basis, of a frequency of once every three years for an advisory vote on the compensation of our named executive officers, and "For" the ratification of BDO as our independent registered public accounting firm for our fiscal year ending March 31, 2012. If any other matter is properly presented at the meeting, your proxyholder, who is one of the individuals named on your proxy card, will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and Phoenix Advisory Partners may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but Phoenix Advisory Partners will be paid $7,500 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to IXYS Corporation's Secretary, Uzi Sasson, at 1590 Buckeye Drive, Milpitas, California 95035.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for possible inclusion in next year's proxy materials, your proposal must be submitted in writing by March 31, 2012 to IXYS Corporation's Secretary, Uzi Sasson, at 1590 Buckeye Drive, Milpitas, California 95035. If you wish to submit a proposal that is not intended to be included in next year's proxy materials or you wish to nominate a director, you must do so no earlier than May 20, 2012 and no later than June 18, 2012. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect on voting on proposals and will not be counted towards the vote total for any proposal.

How many votes are needed to approve each proposal?

- For the election of directors, Proposal No. 1, the seven nominees receiving the most "For" votes (from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Votes "Withheld" will not affect the outcome of voting for directors.
- To be approved, Proposal No. 2, the approval of the 2011 Equity Incentive Plan, under which 600,000 shares of our common stock will be reserved for issuance, must receive "For" votes from the holders of a majority of shares voting on the proposal either in person or by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3, the approval, on an advisory basis, of the compensation of our named executive officers, must receive "For" votes from a majority of the shares voting on the proposal in person or by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- For Proposal No. 4, an advisory vote on the frequency of the advisory vote on the compensation of our named executive officers, the frequency that receives the highest number of votes cast will be deemed to be the frequency selected by our stockholders. If you "Abstain" from voting, the abstention will not have any effect on the advisory vote. Broker non-votes will also have no effect.

- To be approved, Proposal No. 5, ratification of BDO as our independent registered public accounting firm for the year ending March 31, 2012, must receive "For" votes from the holders of a majority of the shares voting on the proposal either in person or by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares as of the record date are present at the meeting in person or represented by proxy. On the record date, there were 31,532,592 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum if you submit a valid proxy or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I obtain directions to be able to attend the Annual Meeting and vote in person?

You will find directions to 1590 Buckeye Drive, Milpitas, California 95035 at the following website: http://www.ixys.com/locations/IXYS_us_corporate.html or you may send an email requesting directions to investorrelations@ixys.net or you may call 408-457-9000, extension 9000 or extension 9092 and ask for directions.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board consists of seven directors. There are seven nominees for director to be voted on at the Annual Meeting. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until such director's earlier death, resignation or removal. Each of the nominees listed below, other than Kenneth D. Wong, is currently a director of our company who was previously elected by the stockholders. Mr. Wong served on the Board in the past and four of the current members were familiar with him from that service. Our Chairman of the Board and Chief Executive Officer, Dr. Zommer, and the Chairman of the Nominating and Corporate Governance Committee, Mr. Feucht, concluded that Mr. Wong would be an appropriate candidate for the Board and Mr. Feucht contacted Mr. Wong to determine his interest in again serving on the Board. The two Chairmen may be deemed to be the individuals who recommended Mr. Wong for election to our Board. It is our policy to encourage nominees for director to attend the Annual Meeting. All six nominees for election as a director at the 2010 annual meeting of stockholders attended the meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. The seven nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and our management has no reason to believe that any nominee will be unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE

Nominees

The names of the nominees and certain information about them as of July 19, 2011 are set forth below:

Name	Age	Principal Occupation/ Position Held With the Company
Nathan Zommer	63	Chairman of the Board and Chief Executive Officer of IXYS Corporation
Donald L. Feucht	77	Investor
Samuel Kory	68	Retired Executive and Consultant
S. Joon Lee	72	Retired Executive
Timothy A. Richardson	54	Chief Operating Officer of Liquid Robotics
James M. Thorburn	55	Consultant
Kenneth D. Wong	41	Chief Operating Officer/Chief Financial Officer of Menlo Equities

Nathan Zommer. Dr. Zommer, founder of our company, has served as a Director since our inception in 1983, and has served as Chairman of the Board and Chief Executive Officer since March 1993. From 1993 to 2009, Dr. Zommer served as President and, from 1984 to 1993, Dr. Zommer served as Executive Vice President. Prior to founding our company, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. As our founder, Dr. Zommer has the benefit of our company's complete history. This, taken together with his technical skills, background as an executive and over three decades of experience in the semiconductor industry, make him uniquely qualified to be on our Board. Dr. Zommer received B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Donald L. Feucht. Dr. Feucht has served as a Director since July 2000. From 1992 until his retirement in 1998, Dr. Feucht served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Prior to 1990, Dr. Feucht served in several positions with the National Renewable Energy Laboratory, including Deputy Director. Prior to joining the National Renewable Energy Laboratory, he served as Professor of Electrical Engineering and Associate Dean at Carnegie Mellon University. Dr. Feucht adds an extensive technical background in semiconductor design and solar energy, analytical skills and experience in managing research and scientific organizations to the Board's set of skills and experience. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University and his M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

Samuel Kory. Mr. Kory has served as a Director since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal, as well as a consultant for the firm. He has substantially retired from this business, limiting his work to occasional assignments. Mr. Kory previously served as President and Chief Executive Officer of Sensor Technologies USA, Vice President for Business Development and Sales of our company, Division General Manager and Corporate Director of Marketing for Seiko Instruments USA, and International Manager for Spectra Physics Inc. During his career, Mr. Kory worked in and consulted with a variety of companies in high technology businesses. His experience in business development and sales in the semiconductor industry, combined with his international background in managing operations, sales and marketing, permits him to bring a perspective on marketing and business development issues to the Board. Mr. Kory received his B.S.M.E. from Pennsylvania State University.

S. Joon Lee. Dr. Lee has served as a Director since July 2000. From 1990 to March 2008, Dr. Lee served as President of Omni Microelectronics, a consulting and engineering company. Dr. Lee also served as President of Adaptive Logic, a semiconductor company, from 1991 until 1996. Previously, Dr. Lee served as President of Samsung Semiconductor. Dr. Lee's technical expertise, combined with his operational experience running an international semiconductor manufacturer, adds depth to the Board's understanding of the semiconductor business. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

Timothy A. Richardson. Mr. Richardson has served as a Director since June 2007. Mr. Richardson is an electronics industry veteran who has been employed since May 2007 as the Chief Operating Officer of Liquid Robotics, the developer of a surface vessel that derives its energy from the surrounding environment. He has also served as the Chief Financial Officer of the Jupiter Foundation since May 2007. At Sirenza Microdevices, Inc., a supplier of radio frequency components for electronics, he was the Chief Strategy Advisor from October 2006 to April 2007. From May 2002 to October 2006, he was the President and Chief Executive Officer of Micro Linear Corporation, an integrated circuit company specializing in wireless applications. Prior to that, he served as the Executive Vice President of Business Development of Bandwidth 9, a manufacturer of optical components for the telecommunications market, and as the President and co-founder of VeriFiber Technologies, an optical component and systems manufacturer. Mr. Richardson's service as the chief executive officer and member of the board of directors of a public semiconductor company, as well as his service as a strategic officer of another semiconductor company and extensive experience in the semiconductor industry, enables him to provide operational, financial and business development expertise to apply on behalf of our company.

James M. Thorburn. Mr. Thorburn has served as a Director since March 2007. Since April 2010, Mr. Thorburn has been consulting, principally to private equity and startup firms. He was an operator affiliate with Francisco Partners, a private equity firm, from August 2006 to February 2009 and served as the Chief Financial Officer of Fisker Automotive, Inc., a premium plug-in hybrid electric vehicle manufacturer, from February 2009 to April 2010. He served as Chief Executive Officer and Chairman of Zilog, Inc. from January 2002 until August 2006. Mr. Thorburn was hired at Zilog to oversee a pre-packaged bankruptcy under federal law and the reemergence of the company following bankruptcy. The petition for bankruptcy was filed in February 2002. Prior to being Chief Executive Officer at Zilog, Mr. Thorburn held various executive positions including Senior Vice President and Chief Operating Officer of ON Semiconductor, operating consultant with Texas Pacific Group, Chief Financial Officer at Zilog and management positions at National Semiconductor. Mr. Thorburn, through his background in private equity and work as chief executive officer of a public semiconductor company and chief operating officer and chief financial officer of semiconductor companies, brings senior leadership skills, mergers and acquisition and capital financing expertise and industry and financial reporting experience to the mix of skills on the Board. Mr. Thorburn holds a BSc.(Hons.) degree from University of Glasgow and is qualified accountant with Chartered Institute of Managements Accountants in the United Kingdom.

Kenneth D. Wong. Mr. Wong has served as a Director since June 2011. Previously, he served as a Director from 2004 to 2007. Since 1997, Mr. Wong has been with Menlo Equities, a developer and owner-operator of commercial real estate in California. Mr. Wong has served as its Chief Financial Officer since 1997 and as its Chief Operating Officer since 2001. From 1993 to 1997, Mr. Wong served in several positions at Coopers & Lybrand LLP, his last role as a Manager. Mr. Wong's work in finance and accounting adds to the Board's expertise in these fields. He received a B.S. degree in Business Administration from the University of California at Berkeley.

There are no family relationships among any of our directors or executive officers.

INFORMATION REGARDING THE BOARD AND CORPORATE GOVERNANCE

Independence of the Board

Under The Nasdaq Stock Market, or Nasdaq, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Under its charter, the Nominating and Corporate Governance Committee of the Board, or the Nominating and Corporate Governance Committee, determines the independence of our directors. The Nominating and Corporate Governance Committee consults with our counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Proxy Statement

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and our company, our senior management and our independent registered public accounting firm, the Nominating and Corporate Governance Committee has affirmatively determined that Messrs. Feucht, Kory, Lee, Richardson, Thorburn and Wong are independent directors within the meaning of the applicable Nasdaq listing standards. Dr. Zommer, our Chief Executive Officer, is not an independent director.

Meetings of the Board of Directors

The Board met seven times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member. The Board reviews its own performance at meetings every third year. Independent directors meet regularly without other directors being present.

Information Regarding Committees of the Board of Directors

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence."

Audit Committee

The Audit Committee of the Board, or Audit Committee, was established by the Board in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 to oversee our corporate accounting and financial reporting processes and audits of our financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; reviews and approves or rejects transactions between our company and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements The Audit Committee is composed of four directors: Messrs. Feucht, Kory, Richardson and Thorburn. The Audit Committee met eight times during the fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Audit Committee Charter."

The Nominating and Corporate Governance Committee reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of our Audit Committee are independent. The Nominating and Corporate Governance Committee has also determined that each of Messrs. Richardson and Thorburn qualifies as an "audit committee financial expert," as defined in the applicable rules of the Securities and Exchange Commission, or SEC.

Report of the Audit Committee of the Board[1]

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2011 with our management. The Audit Committee has discussed with the independent registered public accounting firm that serves as our auditors, BDO USA, LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from BDO required by the applicable requirements of the PCAOB regarding BDO's communications with the Audit Committee concerning independence and has discussed with BDO its independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report in Form 10-K for the fiscal year ended March 31, 2011.

Donald L. Feucht
Samuel Kory
Timothy A. Richardson
James M. Thorburn

Compensation Committee

The Compensation Committee of the Board, or the Compensation Committee, is composed of three directors: Messrs. Feucht, Kory and Richardson. All members of our Compensation Committee are independent under the Nasdaq listing standards. The Compensation Committee met eleven times during the fiscal year. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Compensation Committee Charter."

The Compensation Committee acts on behalf of the Board to review, adopt, recommend for adoption and oversee various elements of compensation for our company, including:

- establishment of corporate and individual performance objectives relevant to the compensation of our executive officers and evaluation of performance in light of these stated objectives;
- review and approval of the compensation and other terms of employment or service of the executive officers, including severance and change-in-control arrangements;
- review and recommend to the Board the elements of compensation for the directors; and
- administration of our equity compensation plans and other compensation plans and programs that may be adopted from time to time.

The Compensation Committee also reviews with management our Compensation Discussion and Analysis and considers whether to recommend that it be included in proxy statements and other filings. The Compensation Committee may delegate its authority to one or more of its members, subject to such reporting to or ratification by the committee as it directs. The Compensation Committee's philosophy and approach to executive compensation, as well as its specific determinations with respect to executive compensation for the fiscal year ended March 31, 2011, or fiscal 2011, are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee who served as such during fiscal 2011 is, or was at the time of such service, an employee or officer of our company. During the 1980s, Mr. Kory was a vice president of a predecessor of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on the Board or Compensation Committee of our company.

---

[1] The material in this Audit Committee Report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language in any such filing.

Compensation Committee Report[2]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained herein. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement following the fiscal year ended March 31, 2011 and incorporated into our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

Donald L. Feucht
Samuel Kory
Timothy A. Richardson

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as our directors, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board and addressing corporate governance matters for us. The Nominating and Corporate Governance Committee is composed of four directors: Messrs. Feucht, Kory, Richardson and Thorburn. All members of the Nominating and Corporate Governance Committee are independent under the Nasdaq listing standards. The Nominating and Corporate Governance Committee met four times during the fiscal year. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Nominating Committee Charter."

Under its charter, the Nominating and Corporate Governance Committee will consider individuals who are suggested by our stockholders as potential company nominees to serve on the Board in the same manner that the committee considers potential nominees identified through other channels. Stockholder recommendations for directors must be in writing and sent by U.S. mail to: General Counsel, IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035. The General Counsel will forward any recommendation to the members of the Nominating and Corporate Governance Committee.

Board Composition

As an international semiconductor manufacturer, our business involves an operational structure that operates on a global scale and includes research, manufacturing and marketing functions in a context characterized by evolving technologies, exposure to business cycles and significant competition. The Nominating and Corporate Governance Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in light of our business and the existing membership on the Board. This assessment of Board skills, experience, and background includes numerous factors, such as age; understanding of and experience in manufacturing, technology, finance and marketing; international experience; and culture. The priorities and emphasis of the committee and of the Board with regard to these factors change from time to time to take into account changes in the company's business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.

We do not expect or intend that each director will have the same background, skills, and experience; we expect that Board members will have a diverse portfolio of backgrounds, skills, and experiences. One goal of this diversity is to assist the Board in its oversight and advice concerning our business and operations. Listed below are key skills and experience that we consider important for our directors to have in light of our current business and structure. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list.

[2] The material in this Compensation Committee Report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language in any such filing.

- Semiconductor industry experience
- Senior leadership experience
- Technical expertise
- Public company board experience
- Financial expertise
- Business development and mergers and acquisitions experience
- International business experience

Board members should possess the highest personal and professional ethics, integrity and values, informed judgment, and sound business experience, and be committed to representing the long-term interests of our stockholders. They must also have an inquisitive and objective perspective, the ability to make independent analytical inquiries, practical wisdom and mature judgment. These factors, and others considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. Board members must be willing and able to devote sufficient time to the affairs of our company and are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. These other commitments will be considered by the Nominating and Corporate Governance Committee and the Board when reviewing Board candidates.

The Board's Leadership Structure

The Board currently combines the role of Chairman of the Board and Chief Executive Officer. The Board believes that the Chief Executive Officer is best situated to serve as Chairman of the Board because he is the director most familiar with the Company's business and industry and is therefore best able to identify the strategic priorities to be discussed by the Board. The Board believes that combining the role of Chairman of the Board and Chief Executive Officer facilitates information flow between management and the Board and fosters strategic development and execution. The Board has not appointed a lead independent director; however, the Board maintains effective independent oversight through a number of governance practices, including open and direct communication with management, input on meeting agendas and regular executive sessions. Further, the small size of the Board, set at seven members, and the extensive overlap of the independent directors on the three standing committees obviates the need for a single individual to assume, and be compensated for, the communication and coordination function of a lead director.

Risk Oversight and the Board

One of the Board's functions is oversight of risk management. "Risk" is inherent in business, and the Board seeks to understand and advise on risk in conjunction with the activities of the Board and the Board's committees.

The Board and management consider "risk" for these purposes to be the possibility that an undesired event could occur that adversely affects the achievement of our objectives. Risks vary in many ways, including the ability of the company to anticipate and understand the risk, the types of adverse impacts that could occur if the undesired event occurs, the likelihood that an undesired event and a particular adverse impact would occur, and the ability of the company to control the risk and the potential adverse impacts. Examples of the types of risks faced by a company include:

- macro-economic risks, such as inflation, reductions in economic growth or recession;
- political risks, such as restrictions on access to markets, confiscatory taxation or expropriation of assets;
- "event" risks, such as natural disasters; and
- business-specific risks related to strategic position, operational execution, financial structure, legal and regulatory compliance and corporate governance.

Not all risks can be dealt with in the same way. Some risks may be easily perceived and controllable, and other risks are unknown; some risks can be avoided or mitigated by particular behavior and some risks are unavoidable as a practical matter. For some risks, the potential adverse impact would be minor, and, as a matter of business judgment, it may not be appropriate to allocate significant resources to avoid the adverse impact; in other cases, the adverse impact could be significant, and it is prudent to expend resources to seek to avoid or mitigate the potential adverse impact. In some cases, a higher degree of risk may be acceptable because of a greater perceived potential for reward. Our company engages in numerous activities seeking to align its voluntary risk-taking with company strategy, and understands that its projects and processes may enhance our business interests by encouraging innovation and appropriate levels of risk-taking.

Management is responsible for identifying risk and risk controls related to significant business activities; mapping the risks to company strategy; and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk. The Board implements its risk oversight responsibilities by having management provide at least annual briefings on the significant voluntary and involuntary risks that the company faces and how the company is seeking to control risk if and when appropriate. Generally, risk oversight is addressed as part of the full Board's engagement with the CEO and management. In some cases, a Board committee is responsible for oversight of specific risk topics. For example, the Audit Committee oversees issues related to internal control over financial reporting and the Compensation Committee oversees risks related to compensation programs, as discussed in greater detail in "Executive Compensation."

Stockholder Communications with the Board

The Board believes that management speaks for our company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with our company, but it is expected that Board members would do this with knowledge of management and, in most instances, only at the request of management.

In cases where stockholders wish to communicate directly with one or more of the independent directors, email messages can be sent to directorcom@ixys.net. The messages will be received by our General Counsel and forwarded to the Chairman of our Nominating and Corporate Governance Committee, who will determine their distribution to the appropriate committee of the Board or independent director and facilitate an appropriate response.

PROPOSAL 2

ADOPTION OF 2011 EQUITY INCENTIVE PLAN

On June 2, 2011, the Board adopted the 2011 Equity Incentive Plan, or the 2011 Plan, and now seeks stockholder approval of the 2011 Plan at the Annual Meeting.

The Board believes the 2011 Plan is necessary to give our company the continued ability to attract and retain qualified employees, consultants and non-employee directors with appropriate equity-based awards, motivate high levels of performance, recognize employee contributions to our success and align the interests of plan participants with those of our stockholders. The Board believes that the ability to grant equity-based awards is needed for our company to remain competitive for qualified employee, consultants and non-employee directors in the semiconductor industry, particularly against similar companies vying for a limited talent pool. The 2011 Plan contains a number of provisions that the Board believes are consistent with the interests of stockholders and sound corporate governance, which include:

- *No Stock Option Repricings. The 2011 Plan prohibits the repricing of stock options and stock appreciation rights without the approval of the stockholders. The provision applies to both direct repricings — lowering the exercise price of a stock option — and indirect repricings — canceling an outstanding stock option and granting a replacement stock option with a lower exercise price.*

- *Individual Grant Limits. No participant may be granted awards in any one year to purchase more than an aggregate of 200,000 shares.*
- *No Annual "Evergreen" Provision. The 2011 Plan provides a fixed allocation of shares, thereby requiring stockholder approval of any additional allocation of shares.*
- *No Discount Stock Options. The 2011 Plan prohibits the grant of a stock option with an exercise price of less than the fair market value of the closing price of our common stock on the date the stock option is granted.*
- *Independent Committee. The 2011 Plan will be administered by the Compensation Committee of the Board, which consists of "independent directors" within the meaning of Section 16b-3 of the Securities Exchange Act of 1934 and under the applicable rules of Nasdaq.*

The 2011 Plan reserves 600,000 shares of our common stock for issuance pursuant to awards granted under the 2011 Plan. The 600,000 shares reserved for issuance under the 2011 Plan will serve as the underlying value for all equity awards under the 2011 Plan. However, no more than 1,000 of these shares may be issued under the 2011 Plan as "full-value" awards, which under the 2011 Plan includes both restricted stock and restricted stock units. The provisions of the 2011 Plan are summarized below. There has been no determination with respect to future awards under the 2011 Plan as of the date of this Proxy Statement. At the regular closing of the Nasdaq Global Market on July 19, 2011, the price per share of our common stock was $15.09.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

Summary of the 2011 Equity Incentive Plan

General

The 2011 Plan provides for grants of stock options, stock appreciation rights, or SARs, restricted stock and restricted stock units, all of which are sometimes referred to individually or collectively as Awards, to employees, consultants, non-employee directors of our company and its subsidiaries. Stock options may be either "incentive stock options", or ISOs, as defined in Section 422 of the Internal Revenue Code, or non-qualified stock options, or NQSOs.

Plan Administration; Amendment and Termination

The Board and/or one or more of its committees shall administer the 2011 Plan in accordance with applicable law, referred to as the Administrator. The Administrator may, amend, suspend or terminate any portion of the 2011 Plan for any reason, but must obtain stockholder consent for any material amendments to the 2011 Plan, or the consent of affected plan participants if any such action alters or impairs any obligations regarding Awards that have been granted. The 2011 Plan terminates in 2021. However, such termination will not affect Awards granted under the 2011 Plan prior to termination.

Reversion of Shares to the Plan

When Awards made under the 2011 Plan expire or are forfeited, the underlying shares will become available for future Awards under the 2011 Plan. Shares awarded and delivered under the 2011 Plan may be authorized but unissued, or reacquired shares.

Eligibility for Awards

Employees, consultants and non-employee directors of our company or its subsidiaries may be granted Awards under the 2011 Plan. We currently have about 1,250 employees, fewer than ten consultants and six non-employee directors. The Administrator determines which individuals will receive Awards, as well as the number and composition of each Award. Awards under the 2011 Plan may consist of a single type or any combination of the types of Awards permissible under the 2011 Plan as determined by the Administrator, or by the full Board in the case of Awards to non-employee directors. These decisions may be based on various factors, including a participant's duties and responsibilities, the value of the participant's past services, his/her potential contributions to our success, and other factors.

Exercise Price Limitations

The Administrator will determine the exercise price for the shares underlying each Award on the date the Award is granted. The exercise price for shares under an ISO may not be less than 100% of fair market value on the date the Award is granted under Section 422 of the Internal Revenue Code, or the Code. Similarly, under the terms of the 2011 Plan, the exercise price for SARs and NQSOs may not be less than 100% of fair market value on the date of grant. There is no minimum exercise price prescribed for restricted stock and restricted stock units awarded under the 2011 Plan. However, no more than 1,000 shares may be granted under the 2011 Plan pursuant to "full-value" Awards, which includes both restricted stock and restricted stock units.

No Material Amendments or Re-Pricing Without Stockholder Approval

Except for adjustments upon changes in capitalization, dissolution, merger or asset sale, the 2011 Plan prohibits our company from making any material amendments to the 2011 Plan or decreasing the exercise price or purchase price of any outstanding Award, including by means of cancellation or re-grant, without stockholder approval.

Individual Grant Limits

No participant may be granted Awards in any one year to purchase more than an aggregate of 200,000 shares. Such limitation is subject to proportional adjustment in connection with any change in our capitalization as described in the 2011 Plan.

Award Exercise; Payment of Exercise Price

The Administrator will determine when Awards become exercisable. However, no Award may have a term longer than ten years from the date of grant unless otherwise approved by our stockholders, and no Award may be exercised after expiration of its term. Payment for any shares issued upon exercise of an Award shall be specified in each participant's Award agreement, and may be made by cash, check or other means specified in the 2011 Plan.

Tax Withholding

We shall have the right to deduct or withhold or require a participant to remit to us an amount sufficient to satisfy federal, state, local and any applicable foreign taxes (including FICA obligations, if applicable) required to be withheld with respect to the grant, exercise or vesting of any Award.

Effect of Termination, Death, or Disability

If a participant's employment, consulting arrangement, or service as a non-employee director terminates for any reason, vesting of ISOs, NQSOs and SARs generally will stop as of the effective termination date. Participants generally have three months from their termination date to exercise vested unexercised options and SARs before they expire. Longer post-termination exercise periods apply in the event the termination of employment or cessation of service results from death or disability. If a participant is dismissed for cause, the right to exercise shall terminate five business days following the participant's receipt of written notice from us of the participant's termination.

Non-Transferability of Awards

Unless otherwise determined by the Administrator, Awards granted under the 2011 Plan are not transferable other than by will or the laws of descent and distribution, and may be exercised by the participant only during the participant's lifetime.

Stock Appreciation Rights

Under the 2011 Plan, SARs may be settled in shares or cash and must be granted with an exercise price not less than 100% of fair market value on the date of grant. Upon exercise of a SAR, a participant is entitled to receive cash or a number of shares equivalent in value to the difference between the fair market value on the exercise date and the exercise price of the SAR. For example, assume a participant is granted 100 SARs with an exercise price of $10 and assume the SARs are later exercised when the fair market value of the underlying shares is $20 per share. At exercise, the participant is entitled to receive 50 shares [(($20 — $10) x 100) / $20], or $1,000 in cash (50 x $20).

Restricted Stock

The 2011 Plan also permits us to grant restricted stock. The Administrator has discretion to establish periods of restriction during which shares awarded remain subject to forfeiture or our right to repurchase if the participant's employment terminates for any reason, including death or disability. Restrictions may be based on the passage of time, the achievement of specific performance objectives, or other measures as determined by the Administrator in its discretion. During periods of restriction, a participant has the right to vote his/her restricted stock and to receive distributions and dividends, if any, but may not sell or transfer any such shares.

Restricted Stock Units

The Plan also permits the Company to grant restricted stock units that are payable in Company shares or in cash. Each restricted stock unit is equivalent in value to one share of the Company's common stock. Depending on the number of restricted stock units that become vested at the end of the performance period, the equivalent number of shares are payable to the participant, or the equivalent value in cash. The restricted stock units may be vested upon the attainment of performance goals of based on continued service.

Changes in Capitalization; Change of Control

The 2011 Plan provides for exercise price and quantity adjustments if we declare a stock dividend or stock split. Also, vesting or restriction periods may be accelerated if we merge with another entity that does not either assume the outstanding Awards or substitute equivalent Awards. In such case, vesting will be accelerated ten days prior to the consummation of the Change in Control and the Award will terminate and no longer be exercisable upon consummation. We have employment arrangements with certain executive officers that provide for accelerated vesting of stock options.

Participation in the Plan

Except as otherwise provided in the 2011 Plan, the grant of Awards is subject to the discretion of the Administrator. No determinations have been made with respect to future awards under the 2011 Plan.

U.S. Federal Income Tax Consequences

Option Grants

Options granted under the 2011 Plan may be either ISOs, which are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, which are not intended to meet those requirements. The Federal income tax treatment for NQSOs and ISOs is summarized below.

Non-Qualified Stock Options

No taxable income is recognized by an optionee upon the grant of an NQSO. Generally, the optionee will recognize ordinary income in the year in which the option is exercised. The amount of ordinary income will equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. Our company and the optionee are required to satisfy the tax withholding requirements applicable to that income, unless the optionee is a non-employee director or consultant, where in such case tax withholding is not required. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to exercised NQSOs.

Incentive Stock Options

No taxable income is recognized by an optionee upon the grant of an ISO. Generally, the optionee will not recognize ordinary income in the year in which the option is exercised, although the optionee's gain from exercise may be subject to alternative minimum tax. If the optionee sells the underlying shares acquired from the option within two years after the option grant date or within one year of the option exercise date, then the sale is treated as a disqualifying disposition and the optionee will be taxed in the year of disposition on the gain from exercise, but not exceeding the gain from disposition as ordinary income and the balance of the gain from disposition, if any, as short-term or long-term capital gain. We will be entitled to an income tax deduction that equals the amount of the optionee's compensatory ordinary income. If the optionee does not make a disqualifying disposition, then we will not be entitled to a tax deduction.

Stock Appreciation Rights

No taxable income is recognized by an optionee upon the grant of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised. The amount of ordinary income will be fair market value of the shares received or the cash payment. Our company and the participant are required to satisfy the applicable tax withholding requirements, unless the participant is a non-employee director, where in such case tax withholding is not required. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to exercised SARs.

Restricted Shares Plan

The tax principles applicable to the issuance of restricted shares under the 2011 Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants in that they are both governed by Section 83 of the Code. Generally, when the restriction lapses, the grantee will have ordinary income equal to the difference between the fair market value of the shares on the vesting date and any amount paid for the shares. Alternatively, at the time of the grant, the grantee may elect under Section 83(b) of the Code to include as ordinary income in the year of the grant, an amount equal to the difference between the fair market value of the granted shares on the grant date and any amount paid for the shares. If the Section 83(b) election is made, the grantee will not recognize any additional compensation income when the restriction lapses, but may have capital gain income or loss upon sale of the shares. We will be entitled to an income tax deduction equal to the ordinary income recognized by the grantee in the year in which the grantee recognizes such income.

Restricted Stock Units

Generally, a plan participant who is granted restricted stock units will recognize ordinary income in the year payment occurs. The income recognized will generally be equal to the fair market value of the shares received or to the cash payment. We will generally be entitled to an income tax deduction equal to the income recognized by the participant on the payment date for the taxable year in which the ordinary income is recognized by the participant.

Deductibility of Executive Compensation

Compensation deemed paid by us in connection with the exercise of both ISOs and NQSOs granted with exercise prices equal to the fair market value of the shares on the grant date may or may not be subject to the Code Section 162(m) $1 million limitation per covered individual on the deductibility of the compensation paid to our executive officers, depending on the facts and circumstances relating to the individual and the grant.

Stockholder Approval

We are seeking stockholder approval of the 2011 Plan, including the shares reserved under the 2011 Plan. The Board believes that it is in our best interest to have an equity incentive program. The 2011 Plan provides a meaningful opportunity for employees, consultants and non-employee directors to acquire a proprietary interest in our company, thereby encouraging those individuals to remain in our service and more closely align their interests with those of the stockholders. A copy of the 2011 Plan is attached hereto as Exhibit A.

Required Vote

The affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the meeting and entitled to vote is required to approve this proposal. If you are present in person or represented by proxy at the meeting and abstain from voting on this proposal, it has the same effect as if you voted against the proposal. Broker non-votes are not counted for any purpose in determining whether this proposal has been approved.

Equity Compensation Plan Information

The following table is provided as additional information on our equity compensation plans. The information is as of March 31, 2011.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders(1)	4,909,768	$9.04	643,993
Equity compensation plans not approved by securityholders(2)	170,000	$9.02	849,552
Total	5,079,768	$9.04	1,493,545

(1) This row includes our 1999 Equity Incentive Plan, the 1999 Non-Employee Directors' Equity Incentive Plan, the 2009 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan. Of these shares, 405,759 shares remain available as of March 31, 2011 for the grant of future rights under our 1999 Employee Stock Purchase Plan. Under our 1999 Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable. Number of securities to be issued upon exercise of outstanding options, warrants and rights includes stock options exercisable for 2,726 shares of our common stock at a weighted average exercise price of $4.53 per share, which were assumed in business combinations.

(2) This row represents the Zilog 2002 Omnibus Stock Incentive Plan and the Zilog 2004 Omnibus Stock Incentive Plan, which were assumed upon the acquisition of Zilog.

Zilog 2002 Omnibus Stock Incentive Plan

In connection with the acquisition of Zilog, the Board approved the assumption of the Zilog 2002 Omnibus Stock Incentive Plan, or the Zilog 2002 Plan, with respect to the shares available for grant as stock options. Employees of Zilog and persons first employed by our company after the closing of the acquisition of Zilog may receive grants under the Zilog 2002 Plan. At the time of the assumption of the Zilog 2002 Plan by our company, up to 366,589 shares of our common stock were available for grant under the plan.

Stock options granted under the Zilog 2002 Plan were permitted to be: (i) incentive stock options or nonqualified stock options or (ii) EBITDA-linked options and/or non-EBITDA linked options. We will not grant any EBITDA-linked options and none are outstanding. In general, non-EBITDA-linked options granted pursuant to the Zilog 2002 Plan will be exercisable at such time or times and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as is determined by the plan administrator, generally expected to be the Compensation Committee, in the applicable award agreements or thereafter. The exercise price per share payable upon the exercise of an option will be established by such administrator, in its sole discretion, at the time of grant. The term of a non-EBITDA-linked option is determined at the time of grant, but will not exceed ten years. The Board cannot grant restricted stock awards under the Zilog 2002 Plan.

Zilog 2004 Omnibus Stock Incentive Plan

In connection with the acquisition of Zilog, the Board approved assumption of the Zilog 2004 Omnibus Stock Incentive Plan, or the Zilog 2004 Plan. Employees of Zilog and persons first employed by our company after the closing of the acquisition of Zilog may receive grants under the Zilog 2004 Plan. Under the Zilog 2004 Plan, incentive stock options, non-statutory stock options or restricted shares may be granted. At the time of the assumption of the Zilog 2004 Plan by our company, up to 652,963 shares of our common stock were available for grant under the plan.

In general, the options and shares granted pursuant to the Zilog 2004 Plan are exercisable at such time or times, and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as the plan administrator, generally expected to be the Compensation Committee of our Board of Directors, determines in the applicable option agreement. The exercise price per share, payable upon the exercise of an option, is established by such administrator at the time of the grant and is not less than the par value per share of common stock on the date of the grant and in the case of an incentive stock option generally is not less than 100% of the fair market value per share on the date of grant.

In general, restricted stock awards granted pursuant to the Zilog 2004 Plan are subject to a restricted stock award agreement that reflects the terms, conditions and restrictions related to the restricted stock award. The agreement includes, among other things, the period during which the restricted stock is subject to forfeiture, the imposition of any performance-based conditions or other restrictions on the award, if any.

PROPOSAL 3

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

The compensation of our named executive officers subject to the vote is disclosed in the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, we believe that our compensation policies and decisions are aligned with our stockholders' interests. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced executives to lead our company successfully in a competitive environment.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this proxy statement. Accordingly, we will ask our stockholders to vote "For" the following resolution at the Annual Meeting:

"RESOLVED, that the company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the company, our Board or our Compensation Committee. Our Board and our Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4

ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In addition to providing stockholders with the opportunity to cast an advisory vote on the compensation of our named executive officers, the Dodd-Frank Act enables our stockholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers. Stockholders may indicate whether they would prefer an advisory vote on executive compensation every year, every two years or every three years, or may abstain from voting on the proposal.

The Board recommends that this advisory vote be held once every three years, but stockholders are not voting to approve or disapprove of that recommendation. We believe that a triennial voting frequency will provide our stockholders with sufficient time to evaluate the effectiveness of our overall compensation philosophy, policies, and practices in the context of our long-term business results for the corresponding period, while avoiding over-emphasis on short-term variations in compensation and business results. We also believe that a three-year timeframe provides a better opportunity to observe and evaluate the impact of any changes to our executive compensation policies and practices that have occurred since the last advisory vote.

You may cast your vote on your preferred voting frequency by choosing any of the following four options with respect to this proposal: "Every Year," "Every Two Years," "Every Three Years" or "Abstain." The vote on the frequency of an advisory vote on the compensation of our named executive officers is advisory, and therefore not binding on the company, our Board or our Compensation Committee. Our Board and our Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering the frequency of the advisory vote on the compensation of our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A FREQUENCY OF "EVERY THREE YEARS" FOR FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

PROPOSAL 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected BDO USA, LLP as the independent registered public accounting firm to conduct the audit for our fiscal year ending March 31, 2012 and has further directed that management submit the selection for ratification by the stockholders at the Annual Meeting. Representatives of BDO are expected to be present at the Annual Meeting, will have an opportunity to make a statement and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of BDO as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of BDO to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table shows the fees for audit and other services provided by BDO, our independent registered public accounting firm, for fiscal years 2011 and 2010. All figures are net of value added tax and other similar taxes assessed by non-U.S. jurisdictions on the amount billed by BDO, but include out-of-pocket expenses. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process.

	2011 Fees	2010 Fees
Audit Fees	$1,117,966	$1,128,073
Audit-Related Fees	—	133,461
Tax Fees	1,901	63,582
All Other Fees	—	—
Total	$1,119,867	$1,325,116

Audit Fees: For fiscal 2010 and fiscal 2011, this category includes the integrated audit of our consolidated financial statements and internal control over financial reporting, the review of financial statements included in our Form 10-Q and statutory audits required by non-US jurisdictions.

Audit-Related Fees: For fiscal 2010, this category consists of the audit-related work for the Zilog acquisition.

Tax Fees: For fiscal 2010 and fiscal 2011, this category consists of services for international tax compliance.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to 18 months, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has determined that the rendering of non-audit services by BDO is compatible with maintaining its independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of July 19, 2011 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all current executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Unless otherwise indicated, the address for each listed stockholder is: c/o IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035.

Name and Address of Beneficial Owner	Beneficial Ownership(1) Number of Shares	Percent of Total
Directors and Executive Officers		
Nathan Zommer(2)	7,710,428	23.7%
Uzi Sasson(3)	586,474	1.8%
James R. Jones(4)	105,648	*
Donald L. Feucht(5)	151,250	*
Samuel Kory(6)	142,500	*
S. Joon Lee(7)	136,250	*
Timothy A. Richardson(8)	110,000	*
James M. Thorburn(9)	95,172	*
Kenneth D. Wong	—	*
All current directors and executive officers as a group (8 persons)(10)	8,932,074	26.5%
55% Stockholders		
Security Investors, LLC(11) One Security Benefit Place Topeka, Kansas 66636	5,466,668	17.3%
Tocqueville Asset Management, L.P.(12) 40 West 57th Street, 19th Floor New York, NY 10019	2,071,740	6.6%
Columbia Wanger Asset Management, L.P.(13) 227 West Monroe Street, Suite 3000 Chicago, Il 60606	1,900,000	6.0%
Sharkz L.P.(14)	2,000,000	6.3%

* Represents less than 1%.

(1) This table is based upon information supplied by executive officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 31,532,592 shares outstanding on July 19, 2011, adjusted as required by rules promulgated by the SEC.

(2) Includes an aggregate of 2,000,000 shares held by Sharkz L.P., a partnership controlled by Dr. Zommer, and 12,360 shares held by or on behalf of Dr. Zommer's child. Also includes 1,007,500 shares that Dr. Zommer has the right to acquire within 60 days of July 19, 2011. 2,050,000 shares are pledged as security for a loan.

(3) Includes 550,000 shares that Mr. Sasson has the right to acquire within 60 days of July 19, 2011.

(4) Includes 68,400 shares that Mr. Jones has the right to acquire within 60 days of July 19, 2011.

(5) Includes an aggregate of 2,000 shares held by or on behalf of Mr. Feucht's wife, as to which Mr. Feucht disclaims beneficial ownership. Also includes 131,250 shares that Mr. Feucht has the right to acquire within 60 days of July 19, 2011.

(6) Includes 131,250 shares that Mr. Kory has the right to acquire within 60 days of July 19, 2011.

(7) Includes 131,250 shares that Mr. Lee has the right to acquire within 60 days of July 19, 2011.

(8) Includes 110,000 shares that Mr. Richardson has the right to acquire within 60 days of July 19, 2011.

(9) Includes 90,000 shares that Mr. Thorburn has the right to acquire within 60 days of July 19, 2011.

(10) Includes 2,151,250 shares that current directors and executive officers have the right to acquire within 60 days of July 19, 2011.

(11) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011.

(12) Based on a Schedule 13G filed with the Securities and Exchange Commission on January 28, 2011.

(13) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2011.

(14) These shares are also included in the number of shares reported for Dr. Zommer. Dr. Zommer is the general partner of Sharkz L.P. and has sole voting and investment power over the shares of common stock it holds.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or the 1934 Act, requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on such forms, during fiscal 2011, all Section 16(a) reports were timely filed, except for two late reports for Mr. Sasson and one late report for Dr. Zommer, each of which related to a single transaction constituting the withholding of shares of common stock to satisfy tax withholding obligations that arose on the vesting of restricted stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion and analysis should be read along with the tables and text under "Executive Compensation" that follow hereafter. Throughout this discussion and analysis, the "Committee" refers to the Compensation Committee and "executives" refers to our executive officers. Generally, the Committee limits its deliberations to individuals determined by the Board to be executive officers under the rules of the SEC, except for equity compensation and except for compliance with rules of the SEC. The compensation of other employees is determined under the direction of the Chief Executive Officer.

Our Compensation Philosophy

Our success begins with our culture of innovation, cooperation and efficiency. Our compensation programs are designed to support this culture by allowing us to:

- *Motivate and reward performance.* We believe that compensation should vary with performance, and that a significant portion of an executive's pay should be linked to individual and corporate performance.
- *Align employee pay with stockholder objectives.* We believe that our pay program should connect executives' interests with stockholders' interests. In particular, we believe that pay should reward executives for growing the market value of our company's stock.
- *Manage resources efficiently.* Compensation is a significant expense, which should be managed appropriately to achieve our executive reward and retention goals while also protecting stockholder interests.
- *Attract and retain personnel.* The semiconductor industry is a competitive landscape, where experienced and talented employees are in demand. Executive compensation must be competitive to attract and retain the individuals we need to lead our business.

Our Executive Compensation Program

Our executive compensation program consists of six components:

- Salary
- Cash performance compensation
- Other cash bonuses
- Equity compensation
- Employee benefits
- Severance and change-in-control compensation

Our philosophy is to offer competitive salaries to our executives and to provide significant rewards through incentive pay. Incentive cash opportunities are calibrated to be competitive when performance objectives are achieved and are primarily intended to reward for performance during the corresponding fiscal year. Exceptional rewards may be provided through equity compensation, but only to the degree that our stock price appreciation is strong. Equity compensation is intended to reward for long-term performance, in the expectation that is likely to constitute a significant sum in the event of long-term growth in the profitability of our company. In determining executive compensation, the Committee reflects on compensation in immediately preceding years, but considers every year to be a new page where goals and potential compensation could be substantially changed. In general, we place more emphasis on cash performance compensation and stock options than on salary. While we offer competitive salaries, we believe we can create a stronger link between pay and performance by directing executive pay towards incentive cash performance compensation and equity rewards. The Committee does not use an approach based on rigorous adherence to specific metrics; instead, it exercises a significant degree of judgment.

Salaries

We provide salaries sufficient to attract and retain key executives. To determine the appropriate salary for an executive, the Committee considers a number of factors, including the executive's responsibilities, experience, past performance, and expected future contribution to our company. The Committee also considers the salaries of executives in similar positions at comparable companies. Generally, in setting salaries the Committee seeks to pay competitive salaries and to provide the funds necessary for a current standard of living for the executive.

Cash Performance Compensation

Our cash performance compensation program is intended to provide economic incentives for executives to work for the achievement of objectives that the Committee believes will foster our growth and profitability. It rewards executives in light of their achievement of their performance objectives and for helping us achieve our annual financial goals. Each year, the Committee develops a cash performance compensation program for the two most senior executives. To establish these programs, the Committee considers the executive's responsibilities and expected contributions to our company.

The cash performance compensation program is composed of a series of objectives, a set of weights for the objectives and, when the Committee believes that it can reasonably assess possible outcomes in advance, three potential measurement levels, consisting of a threshold level, a target level and a maximum level. Objectives are set in light of the Committee's views on the goals and challenges for our company and the individual for the corresponding fiscal year.

The Committee considers the measurement levels and objectives, along with the weights accorded the objectives, to be guidelines for the Committee to use in evaluating the cash performance compensation to be paid to executives and for executives to use in understanding the goals of the Committee for their performance. The amount of the cash performance compensation will be determined by the Committee in light of its evaluation of each executive's performance in total and not based on the mechanical application of any formula. The Committee may decide to award additional amounts for performance in excess of an objective or award lesser amounts for partial performance of an objective. The Committee may also consider other factors in ultimately determining the amount of a cash performance compensation. Thus, the amount of cash performance compensation to be paid to an executive is in the discretion of the Committee, to be determined after completion of the fiscal year.

Other Cash Bonuses

From time to time, the Committee has awarded cash bonuses outside of the cash performance compensation structure. These bonuses relate to circumstances unique to the individual and often to recognition for years of service to our company or for a specific level of achievement.

Equity

We believe equity-based compensation is critical to our overall pay program for executives. Equity-based compensation provides several significant advantages:

- It allows us to provide exceptional potential rewards. Those exceptional rewards are realized, however, only if our growth is strong as evidenced by stock price appreciation and value is created for stockholders.
- It creates a strong incentive for executives to improve financial results and take the right actions to increase our value over the long term. Because the ultimate value of the award varies with our stock price, which is in turn affected by our results, equity-based compensation creates a strong link between pay and performance.
- It links executives' interests directly with stockholders', since rewards depend on stock performance.

Currently, the Committee views stock options in various forms as the best method to motivate our executives. Stock options encourage executives to focus on value creation, since stock options provide rewards only when our stock price increases. The vesting schedules we use delay rewards until the future, thereby maintaining incentives for our executives and helping us retain key talent. The Committee awarded restricted stock units for about a year, but management found that employees did not readily understand restricted stock units or react to the award as an incentive to same degree as with stock options. Stock options, having been in common use in the semiconductor industry for decades, were judged to be better understood and a more effective incentive. The Committee, therefore, reverted to the use of stock options.

Determining the Size of Individual Equity Incentive Awards

To determine the appropriate size of an executive's equity incentive award, the Committee considers several factors, including the executive's past performance and expected future contribution, the retention value of the executive's prior unvested option grants and our growth and performance outlook.

Timing of Grants

Historically, executives generally received an equity incentive award following employment and, thereafter, a single equity incentive award each year. We do not grant re-load options, make loans to executives to exercise their stock options or grant stock options at a discount. The Committee generally grants equity incentives to our executives at regular quarterly meetings. The Committee does not have an express policy regarding the timing of grants to executives. The Board or the Committee may grant options when in possession of material non-public information.

Exercise Price

The exercise price of all stock option grants is at a minimum the closing price of a share of our common stock on Nasdaq on the date of grant.

Vesting

Equity incentive awards cannot be exercised until they vest. The principal purpose of vesting is to serve as an employee retention tool. Employees who leave before their awards vest lose any value in their unvested equity incentive awards. The vesting requirements for our executives are typically the same as those for our employees. Generally, our equity incentive awards vest in equal annual installments over a four year period or, in other words, at the rate of 25% per year.

Dr. Nathan Zommer

Dr. Zommer has informed the Committee that henceforth he only wishes to receive equity compensation for his service as a director and, therefore, to be considered only for an equity incentive equivalent to the annual grant generally made for continuing directors. Currently, that is the grant of a stock option exercisable for 20,000 shares of our common stock, which vests over the course of a year. The Committee approves of this practice and expects to follow it in the future.

Other Benefits

We provide Dr. Zommer and Mr. Sasson with a limited number of benefits not generally made available to all employees. These benefits primarily consist of car allowances, term life insurance and reimbursement for tax planning and the preparation of tax returns. These benefits for senior executives are a longstanding practice by our company and the Committee has viewed them as immaterial in amount. These benefits are required by the terms of their employment agreements. See "Executive Compensation — Employment Agreement." In addition, as a director, Dr. Zommer receives a benefit accorded directors, the reimbursement of estate planning expenses.

Like all of our full-time domestic employees, our executives are eligible to participate in our 1999 Employee Stock Purchase Plan, our 401(k) plan, and other health and welfare insurance programs. We believe we offer a competitive package of health and welfare programs. To ensure our total compensation package remains competitive with other companies, we compare our health and welfare benefits with the packages offered by other companies.

Severance and Change in Control Provisions

We have severance and change in control agreements with Dr. Zommer and Mr. Sasson. See "Executive Compensation — Potential Payments upon Termination or Change in Control." The Committee believes that executive severance and change in control provisions are appropriate for our senior executives. These provisions are sometimes necessary to attract or retain key personnel and to assist executives in focusing on the best course for our company. The Committee has selected a double trigger in the event of a change in control for the payment of compensation, in the belief that incremental compensation is appropriate only if there is a loss of, or material change in, a position after a change in control.

Determining Executive Pay

After the end of each fiscal year, the Committee reviews our executive compensation program. The review involves the analysis of market pay practices, the assessment of our existing pay practices and the consideration of our goals for the future. As a result of this review, the executive compensation program for the next fiscal year is formulated.

At the same time as establishing the compensation program for the current year, the process of evaluating individual performance and making incentive cash compensation decisions for the prior fiscal year is also occurring. The CEO reviews the pay and performance of each executive other than himself and makes pay recommendations to the Committee for each of those executives. The Committee reviews those recommendations, taking into account:

- The CEO's assessment of the performance of each executive other than himself;
- Each executive's pay history and unvested equity incentives;
- The difficulty of the executive's role; and
- Periodically, but not annually, executive pay at comparable companies.

As necessary, the Committee discusses changes to the CEO's recommendations with the CEO and then approves compensation actions for each executive.

The Committee makes compensation decisions for the CEO separately without the CEO's participation. The Committee evaluates the CEO's performance in light of its judgment of results achieved. Input on our CEO's performance is also solicited from the other members of the Board.

At the end of this process, the Committee's decisions included the following compensation actions for our two most senior executives:

- Objectives, weights and measurement levels for the cash performance compensation programs for the current fiscal year;
- Any changes to salary; and
- The amount of any equity incentive awards for the fiscal year.

The decisions of the Committee were then communicated to the executives by the Chairman of the Committee.

Executive Compensation Consulting

From time to time, the Committee engages an executive compensation consulting firm. While the Committee has worked with the same individual in recent years, during fiscal 2011, he transitioned to Hay Group, Inc. from Presidio Pay Advisors, Inc. It is the Committee's practice to request of its compensation consulting firm that it provide advice on compensation issues identified by the Committee and, when requested by the Committee, gather and analyze third-party data about the compensation practices of our peer companies against which we measure our compensation. During fiscal 2011, the work was limited to advising on the Committee's initial proposal for the fiscal 2011 cash performance compensation program and to preparatory work for a report to be issued for use by the

Committee in fiscal 2012. Both firms reported directly to the Committee and worked solely for the Committee. Our company has not employed other compensation consultants.

Compensation Benchmarking

In setting executive pay, we are mindful of the competitive market. To gauge our pay against our competitors and against the broader marketplace, the Committee has, from time to time, requested our compensation consultant to provide us with survey information of the pay practices generally occurring in the semiconductor industry. However, in part because of its view that economic conditions made the expense of such unwarranted, the Committee did not reviewed such data, nor set compensation in reliance thereon for a number of years, including for fiscal 2011.

Executive Pay Decisions for Fiscal 2011

Under their employment agreements, Dr. Zommer's annual salary is at least $566,000 and Mr. Sasson's annual salary is at least $330,000. As a part of its regular practice in setting the salaries of the two executives, the Committee considers the responsibilities of the executives beyond those typically associated with their roles; in particular, that Dr. Zommer serves as the senior technical executive of our company and that Mr. Sasson has significant operational responsibilities and serves as the senior sales executive of our company. For fiscal 2011, the salaries of Dr. Zommer and Mr. Sasson were initially paid at the rate required in their employment agreements and then, effective June 1, 2010, increased to $580,000 and $355,000, respectively. The Compensation Committee viewed Dr. Zommer's increase, the first to his regular salary rate in about three years, as an inflation adjustment. Mr. Sasson's raise was considered to be a 5% raise in recognition of his promotion to President in December 2009 and an inflation adjustment. During fiscal 2011, in accordance with our general policy for employees, Mr. Sasson cashed out vacation days for a payment of $13,654. Mr. Jones's cash pay consists of a modest salary and additional payments based on hours worked. In June 2011, Mr. Jones ceased being an executive officer of our company, but continued as an employee.

Cash Performance Compensation

In establishing the cash performance compensation program for fiscal 2011, the Committee set a target award for Dr. Zommer of $435,000 and a target award for Mr. Sasson of $265,000. The Committee established a maximum potential award for each executive of 1.75 times the amount of his target award. For both executives, the set of objectives consisted of four quantitative objectives and one qualitative objective. Each quantitative objective consisted of three numbers, with a number corresponding to each of the concepts of threshold, target and maximum.

The fiscal 2011 objectives, weights and measurement levels were as follows:

Objective	Weight	Threshold	Target	Maximum
		(Dollars in millions)		
Net revenues	25%	$ 270	$ 320	$ 440
Gross margin	25%	26.0%	30.0%	35.0%
Cash flow from operations (as a percentage of gross profit)	25%	27.0%	31.0%	34.0%
Return on assets	10%	2.0%	3.5%	6.0%
Discretionary	15%			

Gross margin was defined as gross profits divided by net revenues. Cash flow from operations was calculated by dividing cash flow from operations by gross profits. Return on assets was defined as net income divided by average total assets during the fiscal year.

After the end of fiscal 2011, the Committee exercised discretion in determining the amount of the cash performance compensation awarded to Dr. Zommer and Mr. Sasson for the year. In reviewing performance in comparison to the quantitative objectives, the Committee concluded that the net revenues and gross margin targets had been exceeded, but that the maximum measurement levels had not been achieved. The Committee concluded that the objective for cash flow from operations had been achieved at the threshold level, although it expressed concern regarding the validity of the chosen metric in a year when revenues increased by 49%. In contrast, the return on assets objective was exceeded at the maximum measurement level. For the discretionary objective, the Committee considered items such as the development of bench strength, overall management of the organization, integration of acquisitions, research and development and new products, inventory control and five-year stock price performance. For each executive, the Committee then went through the process of multiplying the weight for each objective against the target and maximum potential awards payable to the executive, interpolating the quantitative performance achieved for an objective between the nearest measurement levels and calculating an amount for the objective based on the interpolation. In this context, the Committee regarded the discretionary performance as two-thirds of the distance towards the maximum level from target. The Committee used the calculated amount as a reference point for determining an amount to credit the executive with respect to the objective. In each case, the credited amount equaled or exceeded the calculated amount. Credited amounts were added to determine the award. Ultimately, through its quantitative and qualitative assessments, the Committee concluded that the executives' performance well exceeded target expectations and awarded Dr. Zommer $610,000, which represented 140% of his target award, and Mr. Sasson $380,000, which constituted 143% of his target award.

Other Cash Bonuses

The Compensation Committee did not award any other cash bonuses to executive officers in fiscal 2012.

Equity

In fiscal 2011, consistent with practice, the Board granted an option for 20,000 shares to Dr. Zommer on the same terms as the options granted to nonemployee directors. The Committee granted Mr. Sasson an option for 80,000 shares and Mr. Jones an option for 20,000 shares. The size of the grants to Mr. Sasson and Mr. Jones reflected past individual and company performance and expected future contribution.

Tax and Accounting Implications

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we may deduct from our taxes in a year with respect to our executive officers. Section 162(m) limits the types of compensation that are deductible resulting in some compensation that does not qualify as tax deductible. While the Committee is mindful of the benefit to our company performance of full deductibility of compensation, we believe the Committee must not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Committee has not adopted a policy that requires that all compensation be deductible. The Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of our company and the stockholders.

We adopted SFAS No. 123(R), effective April 1, 2007. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. We use the Black-Scholes pricing model to estimate the fair value of each award.

Compensation and Risk

Our Compensation Committee has discussed the concept of risk as it relates to our compensation of employees, reviewed the employee compensation used in our company and the Compensation Committee does not believe our employee compensation encourages excessive or inappropriate risk taking for the following reasons:

- Our use of different types of compensation methods provides a balance of long and short-term incentives with fixed and variable components.
- We grant equity-based awards with time based vesting, which encourages participants to look to long-term appreciation in equity values.
- The objectives used to determine the amount of an executive officer's cash performance award address overall performance, which we believe promotes long-term value. In addition, an executive's cash

performance award cannot exceed 1.75 times the target amount, no matter how much financial performance exceeds the objectives established at the beginning of the year.

- For our executive officers, our Compensation Committee retains discretion to modify or to eliminate performance compensation that would otherwise be payable based on actual financial performance.

- Our system of internal control over financial reporting, Code of Ethics, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance incentive payments.

Summary Compensation Table

The following table shows for the fiscal year ended March 31, 2011, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and a former executive officer, together referred to as our Named Executive Officers, at March 31, 2011.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Nathan Zommer	2011	574,155	208,119(2)	91,469(3)	401,881	42,707(4)	1,318,331
Chairman of the Board and	2010	509,400	330,000	—	—	48,723	888,123
Chief Executive Officer	2009	544,231	89,000	779,044	11,000	16,138	1,439,413
Uzi Sasson	2011	361,619(5)	135,176(2)	373,765	244,824	17,931(6)	1,133,315
President, Chief Operating	2010	308,423	165,000	—	—	17,797	491,220
Officer and Chief Financial Officer	2009	330,000	45,000	1,031,861	5,000	12,483	1,424,344
James R. Jones Vice President and General Counsel(7)	2011	398,729(8)	—	93,441	—	5,930(9)	498,100

(1) Note 10 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended March 31, 2011 discloses the assumptions made in valuing the rights.

(2) Consists of the sums awarded under the cash performance compensation program for the discretionary objective and for discretionary increases associated with other objectives.

(3) Constitutes compensation for being a director.

(4) Includes car expense of $18,445, estate planning charges of $13,033, $7,350 in contributions by our company matching certain of Dr. Zommer's 401(k) plan contributions and other compensation payments aggregating to $3,879. Other compensation payments include payments in the nature of medical health checkup and bill paying and bookkeeping services. For fiscal 2011, bill paying and bookkeeping services were valued based on an estimate of the hours involved and the hourly rate of the person providing the services.

(5) Includes vacation cash-out of $13,654.

(6) Represents car expense.

(7) Mr. Jones ceased being an executive officer in June 2011, but remains an employee of our company.

(8) Consists of a salary of $37,278 and payments for hours worked.

(9) Represents our company's contributions matching certain of Mr. Jones's 401(k) plan contributions.

We provide or reimburse for car expense for Dr. Zommer and Mr. Sasson, including associated expenses such as insurance, registration, maintenance and gasoline. Our directors, including Dr. Zommer, are reimbursed for their estate planning and tax planning and return preparation expenses. Because Dr. Zommer spends significant time traveling to our worldwide locations and customers, we provide bill paying and bookkeeping services to Dr. Zommer.

Employment Agreements

Dr. Zommer and Mr. Sasson are the only executive officers who have employment agreements. Each agreement was executed in July 2009, effective as of August 1, 2009, and terminates July 31, 2012.

Dr. Zommer's agreement provides that he will be paid an annual base salary of at least $566,000 and that he will be considered for an annual performance bonus, as determined by the Board in its discretion. He is currently receiving an annual base salary of $580,000. He is to receive the benefits made available to senior executives generally, as well as the following specifically described in his agreement: an annual medical exam; term insurance in the amount of $1,000,000 on his life, payable to his designee; the services of a personal tax or investment advisor, in an amount not to exceed $2,000 per year; the use of a car, of make and model determined by Dr. Zommer and the Board, including maintenance, gas and insurance; 10 hours per month of bill paying and bookkeeping services; and annual vacation in an amount equal to 15 days plus one-half day for each full year of service after June 1, 2003. Additionally, Dr. Zommer is entitled to the payments and benefits described in "Potential Payments upon Termination or Change in Control," upon the events described there. During fiscal 2007, Dr. Zommer caused the term life insurance provided pursuant to his agreement to be cancelled.

Mr. Sasson's agreement provides that he will be paid an annual base salary of at least $330,000 and that he will be considered for an annual performance bonus, as determined by the Board in its discretion. He is currently receiving an annual base salary of $355,000. He is to receive the benefits made available to senior executives generally, as well as the following specifically described in his agreement: an annual medical exam; term insurance in the amount of $1,000,000 on his life, payable to his designee; the services of a personal tax or investment advisor, in an amount not to exceed $2,000 per year; the use of a car, of make and model determined by Mr. Sasson and the Board, including maintenance, gas and insurance; and annual vacation in an amount equal to 15 days. Additionally, Mr. Sasson is entitled to the payments and benefits described in "Potential Payments upon Termination or Change in Control," upon the events described there.

Grants of Plan-Based Awards

The following table provides information regarding all incentive plan awards that were made to or earned by our Named Executive Officers during fiscal 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)			
Nathan Zommer	8/27/10	—	435,000	761,250	20,000	9.37	91,469
Uzi Sasson	5/21/10	—	265,000	463,750	80,000	8.64	373,765
James R. Jones	5/21/10	—	—	—	20,000	8.64	93,441

(1) These amounts constitute the target and maximum amounts under the cash performance compensation program for fiscal 2011, which were determined during the fiscal year.

Outstanding Equity Awards at Fiscal 2011 Year End

The following table shows for the fiscal year ended March 31, 2011, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Nathan Zommer	160,000		7.26	11/16/11
	280,000		7.79	11/15/12
	150,000		10.63	02/20/14
	100,000		15.81	06/02/15
	150,000	50,000(1)	10.30	06/07/17
	85,000	85,000(2)	12.65	09/05/18
	11,666	8,334(3)	9.37	08/27/20
Uzi Sasson	30,000		6.65	08/20/14
	120,000		9.15	11/23/14
	75,000		14.37	06/02/15
	15,000	5,000(4)	9.35	05/31/17
	90,000	30,000(5)	9.36	06/07/17
	60,000	60,000(6)	11.50	09/05/18
	75,000	75,000(7)	6.53	11/13/18
	—	80,000(8)	8.64	05/21/20
James R. Jones	10,000		5.83	01/31/13
	10,400		14.37	06/02/15
	15,000		8.98	08/24/16
	6,000	2,000(9)	9.35	05/31/17
	20,000	20,000(10)	6.53	11/13/18
	—	20,000(11)	8.64	05/21/20

(1) 50,000 shares vest on each anniversary of June 7.

(2) 42,500 shares vest on each anniversary of September 5.

(3) 1,667 shares vest each month from August 27, 2010.

(4) 5,000 shares vest on each anniversary of May 31.

(5) 30,000 shares vest on each anniversary of June 7.

(6) 30,000 shares vest on each anniversary of September 5.

(7) 37,500 shares vest on each anniversary of November 13.

(8) 20,000 shares vest on each anniversary of May 21.

(9) 2,000 shares vest on each anniversary of May 31.

(10) 10,000 shares vest on each anniversary of November 13.

(11) 5,000 shares vest on each anniversary of May 21.


Proxy Statement

Option Exercises and Stock Vested in Fiscal Year 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nathan Zommer	—	—	12,500	115,000
Uzi Sasson	—	—	12,500	111,350
James R. Jones	—	—	—	—

Potential Payments upon Termination or Change in Control

Dr. Zommer

Dr. Zommer's employment agreement provides for certain payments and benefits in connection with termination of his employment or a change in control. In the event he is terminated without cause he is entitled to a single payment equal to one year's salary. If he becomes disabled for three months in a six month period, his salary will continue to be paid, along with benefits, by us for a period of one year, after which his employment shall terminate. If his employment terminates, either without cause or for good reason, within one year of a change in control, he is entitled to a single payment from us equal to three times his average annual cash compensation over the last three years. Additionally, upon such event, he is entitled to a continuation of his benefits from us, both as provided to employees generally and as specifically described in his employment agreement, for a period of 18 months, as well as the immediate vesting of all unvested stock options.

Under his employment agreement, cause means conviction of any felony or any crime involving moral turpitude or dishonesty; participation in a fraud or act of dishonesty against our company; willful breach of our policies; intentional damage to our property; or breach of the employment agreement or any other agreement with us. Change in control means any reorganization, consolidation or merger in which we are not the surviving corporation or where our voting stock would be converted into cash, securities or other property, other than a merger where our stockholders have the same proportionate ownership of voting stock after the merger; the sale, exchange or other transfer to an unaffiliated third party of at least a majority of our voting stock; or the sale, lease, exchange or other transfer of all, or substantially all, of our assets. Good reason means reduction of his rate of salary compensation as in effect immediately prior to the change in control by more than five percent; failure to provide a package of welfare benefit plans that, taken as a whole, provide substantially similar benefits to those in which he is entitled to participate immediately prior to the change of control, except that employee contributions may be raised to the extent of any cost increases imposed by third parties, or any action by us that would adversely affect his participation or reduce his benefits under any of such plans; change in his responsibilities, authority, titles or offices resulting in diminution of position, excluding insubstantial, inadvertent actions and noting that the fact the company is no longer public or the ultimate parent is not such a diminution; request that Dr. Zommer relocate to a worksite that is more than 35 miles from his prior worksite; material reduction in duties; failure or refusal of the successor company to assume our obligations under his employment agreement; or material breach by us or any successor company of any of the material provisions of his employment agreement.

The following table sets forth estimates of the value of the payments and the benefits that would have been receivable by Dr. Zommer under his employment agreement in connection with termination or a change in control as of March 31, 2011.

Executive Benefits and Payments upon Termination or Change in Control	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Disability ($)	Termination without Cause or For Good Reason within One Year after Change in Control ($)
Cash payment	580,000(1)	—	580,000(1)	2,667,786(2)
Vesting of option awards(3)	—	—	223,486	256,636
401(k) match(4)	—	—	7,350	11,025
Car expense(4)	—	—	18,445	27,668
Health insurance(4)	—	—	18,187	27,281
Other benefits(4)(5)	—	—	7,348	11,022
Total	580,000	—	854,816	3,001,418

(1) Based on the salary rate in effect at March 31, 2011.

(2) Based on the cash compensation paid during the three fiscal years ended March 31, 2011.

(3) Represents the fair market value of stock awards that would become vested due to termination, based on closing price of a share of our common stock on March 31, 2011, which was $13.43. For disability, assumes one year of vesting.

(4) Assumes one year of benefits for disability and eighteen months of benefits for termination after change in control. Benefits are estimated using fiscal 2011 data.

(5) Consists of dental insurance, group life insurance, tax or investment advisor reimbursement (estimated at $2,000 per year), annual medical exam reimbursement (estimated at $1,000 per year), and bill paying and bookkeeping services.

Mr. Sasson

Mr. Sasson's employment agreement provides for certain payments and benefits in connection with termination of his employment or a change in control. In the event he is terminated without cause, he is entitled to a single payment equal to one month's salary for each year of service, but not less than six months nor more than twelve months of salary. If he becomes disabled for three months in a six month period, his salary will continue to be paid, along with benefits, by us for a period of one year, after which his employment shall terminate. If his employment terminates, either without cause or for good reason, within one year of a change in control, he is entitled to a single payment from us equal to two times his average annual cash compensation over the last three years. Additionally, upon such event, he is entitled to a continuation of his benefits from us, both as provided to employees generally and as specifically described in his employment agreement, for a period of 18 months, as well as the immediate vesting of all unvested stock options. Cause, change in control and good reason have definitions identical to those in Dr. Zommer's agreement.

The following table sets forth estimates of the value of the payments and the benefits that would have been receivable by Mr. Sasson under his employment agreement in connection with termination or a change in control as of March 31, 2011.

Executive Benefits and Payments upon Termination or Change in Control	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Disability ($)	Termination without Cause or For Good Reason within One Year after Change in Control ($)
Cash payment	177,500(1)	—	355,000(1)	1,063,361(2)
Vesting of option awards(3)	—	—	554,950	1,159,000
401(k) match(4)	—	—	—	—
Car expense(4)	—	—	8,447	12,671
Health insurance(4)	—	—	18,373	27,560
Other benefits (4)(5)	—	—	6,223	9,335
Total	177,500	—	942,993	2,271,927

(1) Based on the salary rate in effect at March 31, 2011.

(2) Based on the cash compensation paid during the three fiscal years ended March 31, 2011.

(3) Represents the fair market value of stock awards that would become vested due to termination or the value of the spread on options that would become exercisable due to termination, based on closing price of a share of our common stock on March 31, 2011, which was $13.43. For disability, assumes one year of vesting.

(4) Assumes one year of benefits for disability and eighteen months of benefits for termination after change in control. Benefits are estimated using fiscal 2011 data.

(5) Consists of dental insurance, group life insurance, tax or investment advisor reimbursement (estimated at $2,000 per year) and annual medical exam reimbursement (estimated at $1,000 per year).

Director Compensation

The following table shows for the fiscal year ended March 31, 2011 certain information with respect to the compensation of all of our non-employee directors:

Director Compensation for Fiscal 2011

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
Donald Feucht	66,000	91,469	2,354	159,823
Samuel Kory	59,000	91,469	895	151,364
S. Joon Lee	40,000	91,469	2,660	134,129
Timothy Richardson	54,000	91,469	—	145,469
James Thorburn	49,000	91,469	2,400	142,869

(1) Kenneth Wong became a director in June 2011, after the end of fiscal 2011.

(2) These amounts reflect the value determined by us for accounting purposes for these awards and do not reflect whether each director has actually realized benefit from the awards. The value of the equity awards is based on the grant date fair value calculated in accordance with the amount recognized for financial statement reporting purposes. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Amounts reported for stock options are determined using the Black-Scholes option pricing model. See Note 10, to our audited financial statements for the fiscal year ended March 31, 2011, included in our Annual Report on Form 10-K, for a further discussion of the relevant valuation assumptions used in calculating grant date fair value.

(3) Each non-employee director listed in the table above was granted a stock option for 20,000 shares of our common stock on August 27, 2010. Each of these awards had a grant date fair value of $91,469. The following table sets forth the number of outstanding option awards at March 31, 2011:

Name	Number of Shares Underlying Unexercised Options
Donald Feucht	141,250
Samuel Kory	141,250
S. Joon Lee	141,250
Timothy Richardson	110,000
James Thorburn	100,000

(4) All other compensation represents reimbursements for expenses incurred in preparing the director's personal income tax returns.

Each of the non-employee directors currently receives an annual retainer of $40,000. Additionally, each non-employee director is also paid a retainer for each additional committee of the Board on which he serves. The Chairs of the standing committees of the Board are paid retainers as follows: Chair of the Audit Committee, $15,000; Chair of the Compensation Committee, $10,000; and Chair of the Nominating and Corporate Governance Committee, $6,000. Other members of the standing committees are paid retainers as follows: Audit Committee member, $7,000; Compensation Committee member, $5,000; and Nominating and Corporate Governance Committee member, $2,000. Additionally, each director is reimbursed for expenses incurred in preparing their personal income tax returns and estate planning matters. Meeting attendance fees are not paid.

The plan provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by the Board. Under current practice, each director receives an option to acquire 30,000 shares upon becoming a member of the Board, which vests in equal annual installments over four years, and an option to acquire 20,000 shares annually, which vests in monthly installments over one year. All non-employee director options will vest in full in connection with a change in control of our company. Each option has an exercise price equal to the fair market value of such common stock on the date of grant, based on the closing sales price reported on the Nasdaq Global Select Market for the date of grant.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions Policy and Procedures

Section 4 of our Code of Ethics sets forth our policy regarding disclosure by an employee or director of a conflict of interest. A related party transaction would be a conflict of interest. Under Section 4 of our Code of Ethics, executive officers and directors are to disclose conflicts of interest to the Audit Committee. When transactions that fall within the coverage of Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934 are identified, they are submitted to the Audit Committee for review, approval or ratification, excepting indemnity agreements, the form of which was previously approved by the stockholders. Evidence of the policy is set forth in Section 4 of our Code of Ethics and the charter of the Audit Committee. The Audit Committee considers transactions on a case-by-case basis in light of the applicable facts and circumstances, and has not developed specific standards for such review, approval or consideration. Review, approval or ratification is evidenced in the minutes of the Audit Committee. The policies and procedures are not otherwise set forth in writing.

Related Person Transactions

We have entered into indemnity agreements with our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement and annual report will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Uzi Sasson
Secretary

July 29, 2011

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on September 16, 2011.

Copies of the proxy statement and of our annual report for the fiscal year ended March 31, 2011 are available at http://www.ixys.com/corporate/AnnualMeetingMaterials.asp.

You may also obtain such copies free of charge by writing to Uzi Sasson, Secretary, IXYS Corporation, 1590 Buckeye Drive, Milpitas, CA 95035.

(This page intentionally left blank)

EXHIBIT A

IXYS CORPORATION

2011 EQUITY INCENTIVE PLAN
(Effective June 2, 2011)

IXYS CORPORATION hereby adopts in its entirety the IXYS Corporation 2011 Equity Incentive ("Plan"), as of June 2, 2011 ("Plan Adoption Date"). Unless otherwise defined, terms with initial capital letters are defined in Section 2 below.

SECTION 1

BACKGROUND AND PURPOSE

1.1 *Background* The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights (SARs), Restricted Stock, and Restricted Stock Units.

1.2 *Purpose of the Plan* The Plan is intended to attract, motivate and retain the following individuals: (a) employees of the Company or its Affiliates; (b) consultants who provide significant services to the Company or its Affiliates and (c) directors of the Company or any of its Affiliates who are employees of neither the Company nor any Affiliate. The Plan is also designed to encourage stock ownership by such individuals, thereby aligning their interests with those of the Company's shareholder.

SECTION 2

DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 *"1934 Act"* means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Act shall include such section, any valid rules or regulations promulgated under such section, and any comparable provisions of any future legislation, rules or regulations amending, supplementing or superseding any such section, rule or regulation.

2.2 *"Administrator"* means, collectively the Board, and/or one or more Committees, and/or one or more executive officers of the Company designated by the Board to administer the Plan or specific portions thereof; provided, however, that Awards to Section 16 Persons may only be administered by a committee of Independent Directors (as defined in Section 2.23) or the Board as a whole. The Plan permits coextensive administrative authority; provided, however, that the scope of any such authority is specifically approved by the Board in accordance with the Plan.

2.3 *"Affiliate"* means any corporation or any other entity (including, but not limited to, Subsidiaries, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

2.4 *"Applicable Law"* means the legal requirements relating to the administration of Options, SARs, Restricted Stock, Restricted Stock Units and similar incentive plans under any applicable laws, including but not limited to the laws of the United States and any applicable foreign country, including employment, labor, privacy, securities, and tax laws, the Code, and applicable rules and regulations promulgated by the Nasdaq, New York Stock Exchange, American Stock Exchange or the requirements of any other stock exchange or quotation system upon which the Shares may then be listed or quoted.

2.5 *"Award"* means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, and Restricted Stock Units.

2.6 *"Award Agreement"* means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan, including the Grant Date.

2.7 *"Board"* or *"Board of Directors"* means the Board of Directors of the Company.

2.8 *"Change in Control"* means the occurrence of any of the following:

2.8.1 Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting capital stock, other than a group of two or more persons not (A) acting in concert for the purpose of acquiring, holding or disposing of such stock or (B) otherwise required to file any form or report with any governmental agency or regulatory authority having jurisdiction over the Company which requires the reporting of any change in control;

2.8.2 The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (whether by stock sale, merger, consolidation or otherwise);

2.8.3 The consummation of a liquidation or dissolution of the Company; or

2.8.4 The consummation of a merger or consolidation of the Company with any other corporation, other than (i) a merger or consolidation for the sole purpose of changing the Company's jurisdiction of incorporation or (ii) a consolidation or merger of the Company in which the holders of the voting capital stock of the Company immediately prior to the consolidation or merger (other than Persons who are parties to such consolidation or merger and their respective Affiliates) hold at least fifty percent (50%) of the voting power represented by the Company's then outstanding voting capital stock of the Company or the surviving entity (or its parent entity) immediately after the consolidation or merger.

2.9 *"Code"* means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.10 *"Committee"* means any committee appointed by the Board of Directors to administer the Plan.

2.11 *"Company"* means IXYS Corporation, or any successor thereto.

2.12 *"Consultant"* means any consultant, independent contractor or other person who provides significant services to the Company or its Affiliates or any employee or Affiliate of any of the foregoing, but who is neither an Employee nor a Director.

2.13 *"Continuous Status"* as an Employee, Consultant or Director means that a Participant's employment or service relationship with the Company or any Affiliate is not interrupted or terminated. "Continuous Status" shall not be considered interrupted in the following cases: (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company and any Subsidiary or successor. A leave of absence approved by the Company shall include sick leave, military leave or any other personal leave approved by an authorized representative of the Company. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If such reemployment is approved by the Company but not guaranteed by statute or contract, then such employment will be considered terminated on the ninety-first (91st) day of such leave and on such date any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonqualified Stock Option. In the event a Participant's status changes among the positions of Employee, Director and Consultant, the Participant's Continuous Status as an Employee, Director or Consultant shall be deemed to be continuous and uninterrupted.

2.14 *"Director"* means any individual who is a member of the Board of Directors of the Company or an Affiliate of the Company.

2.15 *"Disability"* means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.16 *"Employee"* means any individual who is a common-law employee of the Company or of an Affiliate.

2.17 *"Exercise Price"* means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option, and the price used to determine the amount of cash or number of Shares payable to a Participant upon the exercise of a SAR.

2.18 *"Fair Market Value"* means, as of any date, provided the Common Stock is listed on an established stock exchange or a national market system, including without limitation the NASDAQ, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock on the Grant Date of the Award. If no sales were reported on such Grant Date of the Award, the Fair Market Value of a share of Common Stock shall be the closing price for such stock as quoted on the NASDAQ (or the exchange with the greatest volume of trading in the Common Stock) on the last market trading day with reported sales prior to the date of determination. In the case where the Company is not listed on an established stock exchange or national market system, Fair Market Value shall be determined by the Board in good faith in accordance with Code Section 409A and the applicable Treasury regulations.

2.19 *"Fiscal Year"* means a fiscal year of the Company.

2.20 *"Full-Value Award Limitation"* means an aggregate limit of one thousand (1,000) Shares, which is the total number of Shares that may be granted to all Participants combined as "full value awards," which includes both Restricted Stock and Restricted Stock Units.

2.21 *"Grant Date"* means the date the Administrator approves the Award.

2.22 *"Incentive Stock Option"* means an Option to purchase Shares, which is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code.

2.23 *"Independent Director"* means a Nonemployee Director who is (i) a "nonemployee director" within the meaning of Section 16b-3 of the 1934 Act and (ii) "independent" as determined under the applicable rules of the NASDAQ, as either of these definitions may be modified or supplemented from time to time.

2.24 *"Misconduct"* shall include commission of any act in competition with any activity of the Company (or any Affiliate) or any act contrary or harmful to the interests of the Company (or any Affiliate) as determined in good faith by the Administrator and shall include, without limitation: (a) conviction of a felony or crime involving moral turpitude or dishonesty, (b) violation of Company (or any Affiliate) policies, with or acting against the interests of the Company (or any Affiliate), including employing or recruiting any present, former or future employee of the Company (or any Affiliate), (c) misuse of any confidential, secret, privileged or non-public information relating to the Company's (or any Affiliate's) business, or (d) participating in a hostile takeover attempt of the Company or an Affiliate. The foregoing definition shall not be deemed to be inclusive of all acts or omissions that the Company (or any Affiliate) may consider as Misconduct for purposes of the Plan.

2.25 *"NASDAQ"* means The NASDAQ Stock Market, LLC.

2.26 *"Nonemployee Director"* means a Director who is not employed by the Company or an Affiliate.

2.27 *"Nonqualified Stock Option"* means an option to purchase Shares that is not intended to be an Incentive Stock Option.

2.28 *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

2.29 *"Participant"* means an Employee, Consultant or Nonemployee Director who has an outstanding Award.

2.30 "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement, including without limitation goals tied to individual objectives and/or the Company's (or a business unit's) return on assets, return on shareholders' equity, efficiency ratio, earnings per share, net income, or other financial measures determined in accordance with U.S. generally accepted accounting principles ("GAAP"), with or without adjustments determined by the Administrator. The foregoing definition shall not be deemed to be inclusive of all Performance Goals for purposes of this Plan. The Performance Goals may differ from Participant to Participant and from Award to Award.

2.31 "*Restricted Stock Units*" means an Award granted to a Participant pursuant to Section 8 of the Plan that entitles the Participant to receive a prescribed number of Shares, or the equivalent value in cash, upon achievement of Performance Goals associated with such Award. The Participant's Award Agreement shall specify whether the Restricted Stock Units will be settled in Shares or cash.

2.32 "*Period of Restriction*" means the period during which Shares of Restricted Stock are subject to restrictions that subject the Shares to a substantial risk of forfeiture. As provided in Section 7, such restrictions may be based on the passage of time in which case the restrictions may lapse over the Period of Restriction, the achievement of Performance Goals, or the occurrence of other events as determined by the Administrator, in its discretion.

2.33 "*Plan*" means this IXYS Corporation 2011 Equity Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

2.34 "*Restricted Stock*" means an Award granted to a Participant pursuant to Section 7. An Award of Restricted Stock constitutes a transfer of ownership of Shares to a Participant from the Company subject to restrictions against transferability, assignment, and hypothecation. Under the terms of the Award, the restrictions against transferability are removed when the Participant has met the specified vesting requirement. Vesting can be based on continued employment or service over a stated service period, or on the attainment of specified Performance Goals. If employment or service is terminated prior to vesting, the unvested restricted stock reverts back to the Company.

2.35 "*Rule 16b-3*" means the rule so designated promulgated under Section 16 of the 1934 Act, and any future rule or regulation amending, supplementing or superseding such rule.

2.36 "*SEC*" means the U.S. Securities Exchange Commission.

2.37 "*Section 16 Person*" means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.

2.38 "*Shares*" means shares of common stock of the Company.

2.39 "*Stock Appreciation Right*" or "*SAR*" means an Award granted to a Participant pursuant to Section 6. Upon exercise, a SAR gives a Participant a right to receive a payment in cash, or the equivalent value in Shares, equal to the difference between the Fair Market Value of the Shares on the exercise date and the Exercise Price. Both the number of SARs and the Exercise Price are determined on the Grant Date. For example, assume a Participant is granted 100 SARs at an Exercise Price of $10 and the award agreement specifies that the SARs will be settled in Shares. Also assume that the SARs are exercised when the underlying Shares have a Fair Market Value of $20 per Share. Upon exercise of the SAR, the Participant is entitled to receive 50 Shares [(($20-$10)*100)/$20].

2.40 "*Subsidiary*" means any corporation, LLC or partnership (collectively referred to as "Entities") in an unbroken chain of Entities beginning with the Company if each of the Entities other than the last Entity in the unbroken chain then owns fifty percent (50%) or more of the total combined voting power in one of the other Entities in such chain.

Proxy Statement

SECTION 3

ADMINISTRATION

3.1 *The Administrator.* The Administrator, if not the Board of Directors, shall be appointed by the Board of Directors from time to time. Grants of authority in a committee charter shall be deemed appointment.

3.2 *Authority of the Administrator.* It shall be the duty of the Administrator to administer the Plan in accordance with the Plan's provisions and in accordance with Applicable Law. The Administrator, if the Board of Directors or a Committee, shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the following: (a) which Employees, Consultants and Directors shall be granted Awards; (b) the terms and conditions of the Awards at initial grant and any subsequent revisions or changes to the terms and conditions of Awards, including, but not limited to, changes to, or removal of restrictions on, outstanding Awards relating to vesting, Period of Restriction or exercisability periods, (c) interpretation of the Plan, (d) adoption of rules for the administration, interpretation and application of the Plan as are consistent therewith and (e) interpretation, amendment or revocation of any such rules.

3.3 *Decisions Binding.* All determinations and decisions made by the Administrator shall be final, conclusive and binding on all persons, and shall be given the maximum deference permitted by Applicable Law.

SECTION 4

SHARES SUBJECT TO THE PLAN

4.1 *Number of Shares.* Subject to adjustment, as provided in Section 4.3, the total number of Shares initially available for grant under the Plan shall be six hundred thousand (600,000). Shares granted under the Plan may be authorized but unissued Shares or reacquired Shares bought on the market or otherwise. Awards settled in cash shall not count against the limitation set forth in this Section 4.1.

4.2 *Reversion of Shares to the Plan.* If any Award made under the Plan expires, or is forfeited or cancelled, the Shares underlying such Awards shall become available for future Awards under the Plan.

4.3 *Adjustments in Awards and Authorized Shares.* The number of Shares covered by the Plan, each outstanding Award, and the per Share exercise price of each such Award, shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, recapitalization, spin-off, combination, reclassification, the payment of a stock dividend on the common stock or any other increase or decrease in the number of such Shares of common stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of Shares of stock of any class, or securities convertible into Shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an Option.

4.4 *Legal Compliance.* Shares shall not be issued pursuant to the making or exercise of an Award unless the exercise of Options and rights and the issuance and delivery of Shares shall comply with the Securities Act of 1933, as amended, the 1934 Act and other Applicable Law, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Any Award made in violation hereof shall be null and void.

4.5 *Investment Representations.* As a condition to the exercise of an Option or other right, the Company may require the person exercising such Option or right to represent and warrant at the time of exercise that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

SECTION 5

STOCK OPTIONS

The provisions of this Section 5 are applicable to Options granted to Employees, Consultants and Non-employee Directors. Such Participants shall also be eligible to receive other types of Awards as set forth in the Plan.

5.1 *Grant of Options*. Subject to the terms and provisions of the Plan, Options may be granted at any time and from time to time as determined by the Administrator in its discretion. The Administrator may grant Incentive Stock Options, Nonqualified Stock Options, or a combination thereof, and the Administrator, in its discretion and subject to Sections 4.1, shall determine the number of Shares subject to each Option.

5.2 *Award Agreement*. Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to exercise the Option, and such other terms and conditions as the Administrator, in its discretion, shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

5.3 *Exercise Price*. The Administrator shall determine the Exercise Price for each Option subject to the provisions of this Section 5.3.

5.3.1 *Nonqualified Stock Options*. In the case of a Nonqualified Stock Option, the per Share exercise price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date, as determined by the Administrator.

5.3.2 *Incentive Stock Options*. The grant of Incentive Stock Options shall be subject to the following limitations:

(a) The Exercise Price of an Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, that if on the Grant Date, the Employee (together with persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code) owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the Exercise Price shall be not less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the Grant Date;

(b) Incentive Stock Options may be granted only to persons who are, as of the Grant Date, Employees of the Company or a Subsidiary, and may not be granted to Consultants or Nonemployee Directors.

(c) To the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any parent or Subsidiary) exceeds $100,000, the Options to acquire Shares in excess of such amount shall be treated as Nonqualified Stock Options. For purposes of this Section 5.3.2(c), Incentive Stock Options shall be taken into account in the order in which they were granted. For purposes of this limitation, the Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted; and

(d) In the event of a Participant's change of status from Employee to Consultant or Nonemployee Director, an Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonqualified Stock Option three (3) months and one (1) day following such change of status.

5.3.3 *Substitute Options*. Notwithstanding the provisions of Sections 5.3.1 and 5.3.2, in the event that the Company or an Affiliate consummates a transaction described in Section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees, Directors or Consultants on account of such transaction may be granted Options in substitution for options granted by their former employer, and such Options may be granted with an Exercise Price less than the Fair Market Value of a Share on the Grant Date; provided, however, the grant of such substitute Option shall not constitute a "modification" as defined in Code Section 424(h)(3) and the applicable Treasury regulations.

5.4 *Exercise of Options.* Options granted under the Plan shall be exercisable at such times and be subject to such restrictions as set forth in the Award Agreement and conditions as the Administrator shall determine in its discretion. Except as set forth in Section 9.1, in all cases involving termination of Continuous Status as an Employee, Director or Consultant (including, but not limited to, the reasons described in subsections (c), (d), (e) and (f) of Section 5.5.1), such Option shall be exercisable only to the extent the Participant was entitled to exercise it at the date of such termination.

5.5 *Expiration of Options*

5.5.1 *Expiration Dates.* Unless otherwise specified in the Award Agreement, but in any event no later than ten (10) years from the Grant Date, each Option shall terminate no later than the first to occur of the following events:

(a) *Date in Award Agreement.* The date for termination of the Option set forth in the written Award Agreement;

(b) *Termination of Continuous Status as Employee, Director or Consultant.* The last day of the three (3)-month period following the date the Participant ceases his/her/its Continuous Status as an Employee, Director or Consultant (other than termination for a reason described in subsections (c), (d), (e), or (f) below).

(c) *Misconduct.* In the event a Participant's Continuous Status as an Employee, Director or Consultant terminates because the Participant has performed an act of Misconduct as determined by the Administrator, all unexercised Options held by such Participant shall expire five (5) business days following Participant's receipt of written notice from the Company of Participant's termination due to Misconduct; provided, however, that the Administrator may, in its sole discretion, prior to the expiration of the five (5) day period, reinstate the Options by giving written notice of such reinstatement to Participant. In the event of such reinstatement, the Participant may exercise the Option only to such extent, for such time, and upon such terms and conditions as if the Participant had ceased to be employed by or affiliated with the Company or a Subsidiary upon the date of such termination for a reason other than Misconduct, disability or death;

(d) *Disability.* In the event that a Participant's Continuous Status as an Employee, Director or Consultant terminates as a result of the Participant's Disability, the Participant may exercise his or her Option at any time within twelve (12) months from the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). If, at the date of termination, the Participant is not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan;

(e) *Death.* In the event of the death of a Participant, the Participant's Option may be exercised at any time within twelve (12) months following the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance. If, at the time of death, the Participant was not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall immediately revert to the Plan. If, after death, the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan; or

(f) *10 Years from Grant.* An Option shall expire no more than ten (10) years from the Grant Date; provided, however, that if an Incentive Stock Option is granted to an Employee who, together with persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code, owns stock possessing more than 10% of the total combined voting power of all classes of the stock of the Company or any of its Subsidiaries, such Incentive Stock Option may not be exercised after the expiration of five (5) years from the Grant Date.

5.5.2 *Administrator Discretion.* Notwithstanding the foregoing the Administrator may, after an Option is granted, extend the exercise period that an Option is exercisable following a Participant's termination of Continuous

Service (recognizing in some such circumstances the Options would cease to be Incentive Stock Options); provided, however, in no event may any such extension extend beyond the stated expiration date of the Option.

5.6 *No "Re-Pricing" Without Shareholder Approval.* Except as provided in Section 4.3, in no event may the Administrator directly or indirectly reduce the exercise price of an Option after it has been granted without the approval of a majority of the shareholders eligible to vote.

5.7 *Exercise and Payment.* Options shall be exercised by the Participant's delivery of a written notice of exercise to the Secretary of the Company (or its designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares and payment of any additional amount that the Administrator specifies is necessary for the Company to pay any required withholding taxes in accordance with Section 11.

5.7.1 *Form of Consideration.* Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash or its equivalent. The Administrator, in its discretion, also may permit the exercise of Options and same-day sale of related Shares, or exercise by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price, or by any other means which the Administrator, in its discretion, determines to provide legal consideration for the Shares, and to be consistent with the purposes of the Plan. The Administrator, in its discretion, may also permit a "net issuance" of any Option, where the term "net issuance" means the issuance of a number of Shares (rounded down to the nearest whole number of Shares) that is equivalent in value to the difference between the fair market value of the underlying stock on the exercise date, less the exercise price and minimum tax withholding. Such discretion may be exercised by the Administrator either in the Award Agreement or at any other time.

5.7.2 *Delivery of Shares.* As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased and taxes required to be withheld, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book entry form) representing such Shares.

SECTION 6

STOCK APPRECIATION RIGHTS

6.1 *Grant of SARs.* Subject to the terms of the Plan, a SAR may be granted to Employees, Consultants and Nonemployee Directors at any time and from time to time as shall be determined by the Administrator.

6.1.1 *Number of Shares.* The Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

6.1.2 *Exercise Price and Other Terms.* The Administrator, subject to the provisions of the Plan, shall have discretion to determine the terms and conditions of SARs granted under the Plan, including whether upon exercise the SARs will be settled in Shares or cash, which must be determined at the time of grant and set forth in the Award Agreement. However, the Exercise Price of a SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

6.2 *Exercise of SARs.* SARs granted under the Plan shall be exercisable at such times and be subject to such restrictions as set forth in the Award Agreement and conditions as the Administrator shall determine in its discretion.

6.3 *SAR Agreement.* Each SAR grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the term of the SAR, the conditions of exercise and such other terms and conditions as the Administrator shall determine.

6.4 *Expiration of SARs.* A SAR granted under the Plan shall expire upon the date determined by the Administrator in its discretion as set forth in the Award Agreement, or otherwise pursuant to the provisions relating to the expiration of Options as set forth in Section 5.5.

6.5 *No "Re-Pricing" Without Shareholder Approval.* Except as provided in Section 4.3, in no event may the Administrator directly or indirectly reduce the exercise price of a SAR after it has been granted without the approval of a majority of the shareholders eligible to vote.

6.6 *Payment of SAR Amount.* Upon exercise of a SAR, a Participant shall be entitled to receive (whichever is specified in the Award Agreement) from the Company either (a) a cash payment in an amount equal to (x) the difference between the Fair Market Value of a Share on the date of exercise and the SAR Exercise Price, multiplied by (y) the number of Shares with respect to which the SAR is exercised, or (b) a number of Shares by dividing such cash amount by the Fair Market Value of a Share on the exercise date. If the Administrator designates in the Award Agreement that the SAR will be settled in cash, upon Participant's exercise of the SAR the Company shall make a cash payment to Participant as soon as reasonably practicable.

SECTION 7

RESTRICTED STOCK

7.1 *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Employees, Directors and Consultants in such amounts as the Administrator, in its discretion, shall determine. However, the award of Restricted Stock under this Section 7 is subject to the Full-Value Award Limitation, as described in Section 2.20. The Administrator shall determine the number of Shares to be granted to each Participant and the purchase price, if any, to be paid by the Participant for such Shares. At the discretion of the Administrator, such purchase price may be paid by Participant with cash or through services rendered.

7.2 *Restricted Stock Agreement.* Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its discretion, shall determine. Unless the Administrator determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

7.3 *Transferability.* Except as provided in this Section 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until expiration of the applicable Period of Restriction.

7.4 *Other Restrictions.* The Administrator, in its discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 7.4, including, without limitation, provisions relating to expiration of restrictions.

7.4.1 *General Restrictions.* The Administrator may set restrictions based upon the achievement of specific Performance Goals (Company-wide, business unit, or individual), or any other basis determined by the Administrator in its discretion.

7.4.2 *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Restricted Stock which is intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock under Section 162(m) of the Code (e.g., in determining the Performance Goals).

7.4.3 *Legend on Certificates.* The Administrator, in its discretion, may place a legend or legends on the certificates representing Restricted Stock to give appropriate notice of such restrictions.

7.5 *Removal of Restrictions.* Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall be released from escrow as soon as practicable after expiration of the Period of Restriction. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 7.4.3 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to Applicable Law.

7.6 *Voting Rights.* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

7.7 *Dividends and Other Distributions.* During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

7.8 *Return of Restricted Stock to Company.* On the date that any forfeiture event set forth in the Award Agreement occurs, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan. Such reverted Restricted Stock shall credit the Full-Value Award Limitation.

SECTION 8

RESTRICTED STOCK UNITS

8.1 *Grant of Restricted Stock Units.* Subject to the terms and conditions of the Plan, Restricted Stock Units may be granted to Employees, Consultants and Nonemployee Directors at any time and from time to time, as shall be determined by the Administrator in its discretion. However, the award of Restricted Stock Units under this Section 8 is subject to the "Full-Value Award Limitation," as described in Section 2.20.

8.1.1 *Number of Units.* The Administrator will have complete discretion in determining the number of Restricted Stock Units granted to any Participant, subject to the limitations in Sections 4.1.

8.1.2 *Value of Restricted Stock Units.* Each Performance Unit shall have a value equal to the Fair Market Value of one Share.

8.2 *Performance Goals and Other Terms.* The Administrator will set Performance Goals or other vesting provisions, including, without limitation, time-based vesting provisions, in its discretion which, depending on the extent to which they are met, will determine the number Restricted Stock Units that are converted into Shares or into the equivalent value of cash that shall be paid to Participants. The time period during which the Performance Goals or other vesting provisions must be met will be called the "Performance Period." Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide or Individual Objectives or any other basis determined by the Administrator in its discretion.

8.3 *Earning of Restricted Stock Units.* After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive a payment based on the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved.

8.4 *Form and Timing of Payment of Restricted Stock Units.* Each Award Agreement of Restricted Stock Units shall specify the form of payment, which may be in the form of Shares or in cash. Payment with respect to earned Restricted Stock Units shall be made as soon as reasonably practical (an in no event more than two and one-half months) after the expiration of the Performance Period.

8.5 *Cancellation of Restricted Stock Units.* On the date that any forfeiture event set forth in the Award Agreement occurs, all unearned or unvested Restricted Stock Units will revert to the Company, and again will be available for grant under the Plan. Such reverted Restricted Stock Units shall credit the Full-Value Award Limitation.

SECTION 9

MISCELLANEOUS

9.1 *Change In Control.* Unless otherwise provided in the Award Agreement, in the event of a Change in Control, unless an Award is assumed or substituted by the successor corporation, then (i) such Awards shall become fully exercisable during the ten (10) day period immediately prior to the Change in Control, whether or not otherwise then exercisable and (ii) all restrictions and conditions on any Award then outstanding shall lapse as of the date of the Change in Control. Unless an Award is assumed or substituted by the successor corporation, such Award shall terminate and shall no longer be exercisable immediately upon the Change in Control, Participant shall be provided written notification of whether Options granted under the Plan will be assumed, substituted or shall become fully exercisable no later than ten (10) days prior to the Change in Control date.

9.2 *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. Notwithstanding anything to the contrary contained in this Plan or in any Award Agreement, the Participant shall have the right to exercise his or her Award for a period of not less than ten (10) days immediately prior to such dissolution or transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable.

9.3 *No Effect on Employment or Service.* Nothing in the Plan shall interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant's employment or service at any time, with or without cause. Unless otherwise provided by written contract, employment or service with the Company or any of its Affiliates is on an at-will basis only. Additionally, the Plan shall not confer upon any Director any right with respect to continuation of service as a Director or nomination to serve as a Director, nor shall it interfere in any way with any rights which such Director or the Company may have to terminate his or her directorship at any time.

9.4 *Participation.* No Employee, Consultant or Nonemployee Director shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

9.5 *Limitations on Awards.* No Participant shall be granted an Award or Awards in any Fiscal Year in which the combined number of Shares underlying such Award(s) exceeds two hundred thousand (200,000) Shares; provided, however, that such limitation shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 4.3.

9.6 *Successors.* All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or, otherwise, sale or disposition of all or substantially all of the business or assets of the Company.

9.7 *Beneficiary Designations.* If permitted by the Administrator, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Administrator. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

9.8 *Limited Transferability of Awards.* No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant. Notwithstanding the foregoing, the Participant may, in a manner specified by the Administrator, (a) transfer a Nonqualified Stock Option to a Participant's spouse, former spouse or dependent pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights and (b) transfer a Nonqualified Stock Option or Restricted Stock by bona fide gift and not for any consideration to (i) a member or members of the Participant's immediate family, (ii) a trust established for the exclusive benefit of the Participant and/or member(s) of the Participant's immediate family, (iii) a partnership, limited liability company of other entity whose only partners or members are the Participant and/or member(s) of the Participant's immediate family or (iv) a foundation in which the Participant an/or member(s) of the Participant's immediate family control the management of the foundation's assets.

9.9 *Restrictions on Share Transferability.* The Administrator may impose such restrictions on any Shares acquired pursuant to the exercise of an Award as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded or any blue sky or state securities laws.

9.10 *Transfers Upon a Change in Control.* In the sole and absolute discretion of the Administrator, an Award Agreement may provide that in the event of certain Change in Control events, which may include any or all of the Change in Control events described in Section 2.8, Shares obtained pursuant to this Plan shall be subject to certain rights and obligations, which include but are not limited to the following: (i) the obligation to vote all such Shares in favor of such Change in Control transaction, whether by vote at a meeting of the Company's shareholders or by written consent of such shareholders; (ii) the obligation to sell or exchange all such Shares and all rights to acquire Shares, under this Plan pursuant to the terms and conditions of such Change in Control transaction; (iii) the right to transfer less than all but not all of such Shares pursuant to the terms and conditions of such Change in Control transaction, and (iv) the obligation to execute all documents and take any other action reasonably requested by the Company to facilitate the consummation of such Change in Control transaction.

9.11 *Performance-Based Awards.* Each agreement for the grant of Restricted Stock Units or other performance-based awards shall specify the number of Shares or Units underlying the Award, the Performance Period and the Performance Goals (each as defined below), and each agreement for the grant of any other award that the Administrator determines to make subject to a Performance Goal similarly shall specify the applicable number of shares of Common Stock, the period for measuring performance and the Performance Goal. As used herein, "Performance Goals" means performance goals specified in the agreement for a Performance Unit Award, or for any other Award which the Administrator determines to make subject to Performance Goals, upon which the vesting or settlement of such award is conditioned and "Performance Period" means the period of time specified in an agreement over which Restricted Stock Units, or another Award which the Administrator determines to make subject to a Performance Goal, are to be earned. Each agreement for a performance-based Award shall specify in respect of a Performance Goal the minimum level of performance below which no payment will be made, shall describe the method of determining the amount of any payment to be made if performance is at or above the minimum acceptable level, but falls short of full achievement of the Performance Goal, and shall specify the maximum percentage payout under the agreement.

9.11.1 *Performance Goals for Covered Employees.* The Performance Goals for Restricted Stock Units and any other performance-based award granted to a Covered Employee, if deemed appropriate by the Administrator, shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Code, and shall be based upon one or more of the following performance-based business criteria, either on a business unit or Company-specific basis or in comparison with peer group performance: revenue, operating income, operating cash flows, return on net assets, return on assets, return on equity, return on capital, asset turnover, total stockholder return, net income, pre-tax income, gross margin, profit margin, net income margin, cash flow, book value, earnings per share, earnings growth, EBIT, EBITDA. Achievement of any such Performance Goal shall be measured over a period of years not to exceed ten (10) as specified by the Administrator in the agreement for the performance-based Award. No business criterion other than those named above in this Section 9.11.1 may be used in establishing the Performance Goal for an award to a Covered Employee under this Section 9.11. For each such award relating to a Covered Employee, the Administrator shall establish the targeted level or levels of performance for each such business criterion. The Administrator may, in its discretion, reduce the amount of a payout otherwise to be made in connection with an award under this Section 9.11, but may not exercise discretion to increase such amount, and the Administrator may consider other performance criteria in exercising such discretion. All determinations by the Administrator as to the achievement of Performance Goals under this Section 9.11 shall be made in writing. The Administrator may not delegate any responsibility under this Section 9.11. As used herein, "Covered Employee" shall mean, with respect to any grant of an award, an executive of the Company or any Subsidiary who is a member of the executive compensation group under the Company's compensation practices (not necessarily an executive officer) whom the Administrator deems may be or become a covered employee as defined in Section 162(m)(3) of the Code for any year that such award may result in remuneration over $1 million which would not be deductible under Section 162(m) of the Code but for the provisions of the Program and any other "qualified performance-based compensation" plan (as defined under Section 162(m) of the Code) of the Company; provided, however, that the Administrator may determine that a Plan Participant has ceased to be a Covered Employee prior to the settlement of any award.

9.11.2 *Mandatory Deferral of Income.* The Administrator, in its sole discretion, may require that one or more award agreements contain provisions which provide that, in the event Section 162(m) of the Code, or any successor provision relating to excessive employee remuneration, would operate to disallow a deduction by the Company with respect to all or part of any award under the Program, a Plan Participant's receipt of the benefit relating to such award that would not be deductible by the Company shall be deferred until the next succeeding year or years in which the Plan Participant's remuneration does not exceed the limit set forth in such provisions of the Code; provided, however, that such deferral does not violate Code Section 409A.

SECTION 10

AMENDMENT, SUSPENSION, AND TERMINATION

10.1 *Amendment, Suspension, or Termination.* Except as provided in Section 10.2, the Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

10.2 *No Amendment without Shareholder Approval.* The Company shall obtain shareholder approval of any material Plan amendment (including but not limited to any provision to reduce the exercise or purchase price of any outstanding Options or other Awards after the Grant Date (other than for adjustments made pursuant Section 4.3), or to cancel and re-grant Options or other rights at a lower exercise price), to the extent required to comply with the rules of the NASDAQ, the Exchange Act, Section 422 of the Code, or other Applicable Law.

10.3 *Plan Effective Date and Duration of Awards.* The Plan shall be effective as of the Plan Adoption Date subject to the shareholders of the Company approving the Plan by the required vote), subject to Sections 10.1 and 10.2 (regarding the Board's right to amend or terminate the Plan), and shall remain in effect thereafter. If the shareholders of the Company do not approve the Plan by the required vote within twelve months of the Plan Adoption Date, all Awards granted under this Plan, and this Plan in its entirety, shall immediately terminate. However, without further shareholder approval, no Award may be granted under the Plan more than ten (10) years after the Plan Adoption Date.

SECTION 11

TAX WITHHOLDING

11.1 *Withholding Requirements.* Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or the release of Shares from escrow arrangements or removal of legends, the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

11.2 *Withholding Arrangements.* The Administrator, in its discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (a) electing to have the Company withhold otherwise deliverable Shares or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum amount required to be withheld. The amount of the withholding requirement shall be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made; provided, however, in the case Shares are withheld by the Company to satisfy the tax withholding that would otherwise by issued to the Participant, the amount of such tax withholding shall be determined by applying the statutory minimum federal, state or local income tax rates applicable to the

Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date taxes are required to be withheld.

SECTION 12

LEGAL CONSTRUCTION

12.1 *Liability of Company.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful grant or any Award or the issuance and sale of any Shares hereunder, shall relieve the Company, its officers, Directors and Employees of any liability in respect of the failure to grant such Award or to issue or sell such Shares as to which such requisite authority shall not have been obtained.

12.2 *Grants Exceeding Allotted Shares.* If the Shares covered by an Award exceed, as of the date of grant, the number of Shares, which may be issued under the Plan without additional shareholder approval, such Award shall be void with respect to such excess Shares, unless shareholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained.

12.3 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.4 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.5 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.6 *Governing Law.* The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California.

12.7 *Captions.* Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.



ANNUAL REPORT

Annual Report to Stockholders

For the Year Ended

March 31, 2011


IXYS

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-26124

IXYS Corporation
(Exact name of registrant as specified in its charter)

Delaware	**77-0140882**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1590 Buckeye Drive
Milpitas, California 95035-7418
(Address of principal executive offices and zip code)

(408) 457-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share	**The NASDAQ Global Select Market**
(Title of Each Class)	*(Name of Each Exchange on Which Registered)*

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the last sale price on the NASDAQ Global Select Market on September 30, 2010, was approximately $236,325,351. For purpose of this calculation, shares held or controlled by directors and executive officers have been excluded because they may be deemed to be "affiliates." This determination is used for convenience and is not conclusive for any purpose. The number of shares of the registrant's Common Stock outstanding as of May 25, 2011 was 31,516,934.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its Annual Meeting of Stockholders to follow its fiscal year ended March 31, 2011, to be filed subsequently — Part III of this Annual Report on Form 10-K.

IXYS CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income and the need for additional capital. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. In some cases, these statements may be identified by terminology, such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable expressions. These statements involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or our industry to be materially different than those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, our ability to compete successfully in our industry, to continue to develop new products on a timely basis, cancellation of customer orders and other factors discussed below and under the caption "Risk Factors" in Item 1A. We disclaim any obligation to update any of the forward-looking statements contained in this report to reflect any future events or developments, except as may be required by law.



PART I

Item 1. *Business*

We are a multi-market integrated semiconductor company. We specialize in the development, manufacture and marketing of high performance power semiconductors, advanced mixed-signal integrated circuits, or ICs, application specific integrated circuits, or ASICs, microcontrollers, systems and radio frequency, or RF, power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

Our power semiconductor products have historically been divided into two primary categories, power MOS, or metal-oxide-silicon, and power bipolar products. Our power semiconductors are sold as individual units and are also packaged in high power modules that frequently consist of multiple semiconductor die. In our fiscal year ended March 31, 2011, or fiscal 2011, power semiconductors constituted approximately 69.6% of our revenues, which included 26.1% of revenues from power MOS transistors and 43.5% of revenues from bipolar products. References to revenues in this Annual Report on Form 10-K constitute references to net revenues, except where the context otherwise requires.

Our power semiconductor products are used primarily to control electricity in:

- power conversion systems, including uninterruptible power supplies, or UPS, and switch-mode power supplies, or SMPS, for applications, such as communications infrastructure, including wireless base stations, network servers and telecommunication switching stations;
- motor drives for industrial applications, such as industrial transportation, robotics, automation and process control equipment;
- medical electronics for sophisticated applications, such as defibrillators and MRI equipment; and
- renewable energy sources, such as wind turbines and solar systems.

We design and sell ICs that have applications in telecommunications, display, power management, security systems and appliances. In fiscal 2011, ICs constituted approximately 22.9% of our revenues.

Our mixed-signal ICs are used in telecommunications products, central office switching equipment, customer premises equipment, set top boxes, remote meter reading equipment, security systems, advanced flat displays, medical electronics and defense aerospace systems. Our microcontroller semiconductor products are designed for a variety of applications, including consumer electronics, home appliances and security systems.

Our systems include laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as stacks, that are principally based on our high power semiconductor devices. We also design and sell RF power semiconductors that switch electricity at the high rates required by circuitry that generates radio frequencies. Our RF power devices are used in wireless infrastructure, industrial RF applications, medical systems and defense and space electronics. In fiscal 2011, system and RF semiconductors constituted approximately 7.5% of our revenues.

We design our power semiconductor, IC and system and RF semiconductor products primarily for industrial and business applications, rather than for use in consumer electronics.

In fiscal 2011, our products were used by over 2,500 end customers worldwide. Our major end customers include ABB, Boston Scientific, Emerson, Medtronic, Schneider Electric and Siemens.

We were founded in 1983 and are incorporated in the state of Delaware.

Background and Industry

The worldwide demand for electrical energy is currently increasing due to:

- proliferation of technology-driven products that require electricity, including computers, telecommunications equipment and the infrastructure to support portable electronics;
- increased use of electronic content in traditional products such as airplanes, automobiles and home appliances;
- increased use of automation and electrical processes in industry and mass transit systems;
- growth of the Internet and mobile telecommunications demand; and
- penetration of technology into developing countries.

Not only is demand increasing, but the requirements for electricity are also changing. Electronic products in all markets are becoming increasingly sophisticated, offering more "intelligence" through the use of microprocessors and additional solid-state components. The increasing complexity of such products requires more precisely regulated power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with governmental regulations and environmental concerns, have caused an increased demand for energy efficiency.

Power semiconductors are used to provide the precisely regulated power required by sophisticated electronic products and equipment and address the growing demand for energy efficiency. In most cases, power semiconductors:

- convert, or "rectify," alternating current, or AC, power delivered by electrical utilities to the direct current, or DC, power that is required by most electronic equipment;
- convert DC power at a certain voltage level to DC power at a different voltage level to meet the specific voltage requirement for an application;
- invert DC power to high frequency AC power to permit the processing of power through the use of substantially smaller electronic components; or
- rectify high frequency AC power from switch-mode power supplies to meet the specific DC voltage and frequency required by an application.

Power semiconductors improve system efficiency and reliability by processing and converting electrical energy into more usable, higher quality power. Specifically, our power semiconductors are used primarily in controlling energy in power conversion systems, including switch-mode power supplies and uninterruptible power supplies, and in motor drive controls. Switch-mode power supplies efficiently convert power to meet the specific voltage requirements of an application, such as communications equipment. Uninterruptible power supplies provide a short-term backup of electricity in the event of power failure. Motor drive controls regulate the voltage, current and frequency of power to a motor.

With the growth in telecommunications, data communications and wireless communications, the demand for analog and mixed-signal ICs and RF power semiconductors has grown. Our mixed-signal ICs address the interface between telecommunication and data communication components, both in the central office and in gateway applications, especially with the increased use of the Internet protocol, or IP. Our RF power semiconductors are used in wireless infrastructure and in other microwave communication applications. Technical advancement in the communication industries is expected, in part, to drive the demand for higher performance semiconductors.

Power Semiconductors

Our power semiconductor products have historically been divided into two primary categories: power MOS transistors and bipolar products. Our power semiconductors are sold separately and are also packaged in high power modules that frequently consist of multiple semiconductor dies. In fiscal 2011, power semiconductors constituted approximately 69.6% of our revenues, which included about 26.1% of revenues from power MOS transistors and about 43.5% of revenues from bipolar products. In fiscal year ended March 31, 2010, or fiscal 2010, power semiconductors constituted approximately 72.2% of our revenues, which included about 28.0% of revenues from power MOS transistors and about 44.2% of revenues from bipolar products. In fiscal year ended March 31, 2009, or fiscal 2009, power semiconductors constituted approximately 79.3% of our revenues, which included about 29.7% of revenues from power MOS transistors and about 49.6% of revenues from bipolar products.

Power MOS Transistors.

Power MOS transistors operate at much greater switching speeds than bipolar transistors, allowing the design of smaller and less costly end products. Power MOS transistors are activated by voltage rather than current, so they require less external circuitry to operate, making them more compatible with IC controls. Power MOS transistors also offer more reliable long term performance and are more rugged than traditional bipolar transistors, permitting them to better withstand adverse operating conditions. Our power MOS transistors consist of power MOSFETs and IGBTs.

- *Power MOSFETs.* A power MOSFET, or metal-oxide-silicon field-effect transistor, is a switch controlled by voltage at the gate. Power MOSFETs are used in combination with passive components to vary the amperage and frequency of electricity by switching on and off at high frequency. Our power MOSFETs are used primarily in power conversion systems and are focused on higher voltage applications ranging from 40 to 1,700 volts.

- *IGBTs.* IGBTs, or insulated-gate bipolar transistors, also are used as switches. IGBTs have achieved many of the advantages of power MOSFETs and of traditional bipolar technology by combining the voltage-controlled switching features of power MOSFETs with the superior conductivity and energy efficiency of bipolar transistors. For a given semiconductor die size, IGBTs can operate at higher currents and voltages, making them more cost-effective devices for high energy applications than power MOSFETs.

  Since our inception, we have developed IGBTs for high voltage applications. Our current products are focused on voltage applications ranging from 300 volts to 4,500 volts. Our IGBTs are used principally in AC motor drives, power systems and defibrillators.

Bipolar Products.

Bipolar products are also used to process electricity, but are activated by current rather than voltage. Bipolar products are capable of switching electricity at substantially higher power levels than power MOS transistors. However, switching speeds of bipolar products are slower than those of power MOS transistors and, as a result, bipolar products are preferred where very high power is required. Our bipolar products consist of rectifiers and thyristors.

- *Rectifiers.* Rectifiers convert AC power to DC power and are used primarily in input and output rectification and inverters. Our rectifiers are used in DC and AC motor drives, power supplies, lighting and heating controls and welding equipment.

A subset of our rectifier product group is a very fast switching device known as a FRED, or fast recovery epitaxial diode. FREDs limit spikes in voltage across the power switch to reduce power dissipation and electromagnetic interference. Our FREDs are used principally in AC motor drives and power supplies.

- *Thyristors.* Thyristors are switches that can be turned on by a controlled signal and turned off only when the output current is reduced to zero, which occurs in the flow of AC power. Thyristors are preferred over power MOSFETs and IGBTs in high voltage, low frequency AC applications because their on-state resistance is lower than the on-state resistance of power MOSFETs and IGBTs. Our thyristors are used in motor drives, defibrillators, power supplies, lighting and heating controls.

Integrated Circuits

Our integrated circuits address the demand for analog, mixed-signal and digital interface solutions in the communication and other industries and include mixed-signal application specific ICs, as designed for specific customers and as standard products, power management and control ICs and microcontrollers. ICs accounted for 22.9% of our revenues in fiscal 2011, 19.9% of our revenues in fiscal 2010 and 11.8% of our revenues in fiscal 2009.

Solid-State Relays.

We manufacture solid-state relays, or SSRs, that isolate the low current communication signal from the higher power circuit, while also switching to control the flow of current. Our SSRs, which include high voltage analog components, optocouplers and integrated packages, are utilized principally in telecommunication and video and data communication applications, as well as instrumentation, industrial control and aerospace and automotive applications.

LCAS and DAA integrated products.

A line card access switch, or LCAS, is a solid-state solution for a switching function traditionally performed by electromagnetic devices. Our LCAS products are used in central office switching applications to enable data and voice telephony. Data access arrangements, or DAAs, integrate a number of discrete components and are principally used in analog data communications that interface with telephone network applications. Our Litelink™ products are DAAs for applications such as Voice over IP, wired communication lines and set top boxes.

Application Specific Integrated Circuits.

We design high voltage, analog and mixed-signal ASICs for a variety of applications. Applying our technological expertise in ASICs, we also design and sell application specific standard products. In this regard, we have developed a line of source and gate drivers.

Power Management and Control ICs.

We also make and sell power management and control ICs, such as current regulators, motion controllers, digital power modulators and drivers for power MOSFETs and IGBTs. These ICs typically manage, control or regulate power semiconductors and the circuits and subassemblies that incorporate them.

Microcontrollers.

With our acquisition of Zilog, we have added microcontrollers to our product lines. A microcontroller is a computer-on-a-chip that is optimized to control electronic devices, such as motors and user interfaces on appliances. A microcontroller typically includes a central processing unit, non-volatile program memory, random access memory for data storage and various peripheral capabilities. The microcontroller is offered as a complete solution because it incorporates application-specific software provided by the customer and may include specialized peripheral device controllers and internal or external non-volatile memory components to enable the storage and access of additional program software.

Microcontroller devices have been incorporated into a wide variety of products in markets including consumer electronics, home appliances and security systems. Microcontrollers are generally segmented by word length, which is measured in bits ranging from 4-bit through 32-bit architectures. Although 4-bit microcontrollers are relatively inexpensive, they generally lack the minimum performance and features required for product differentiation and are typically used only to produce basic functionality in products. While traditional 16-bit and 32-bit architectures are typically higher performance, they can be too expensive for many high volume embedded control applications, typically costing two to four times the cost of an 8-bit microcontroller. Our microcontroller product lines are focused on 8-bit microcontrollers. Manufacturers will choose the appropriate microcontrollers based on cost, performance and functionality requirements. Microcontrollers are used broadly in over 100 different market categories for specific and general purpose applications.

RF Power Semiconductors

Our RF power devices switch electricity at the high rates necessary to enable the amplification or reception of radio frequencies. Our products include field-effect transistors, or FETs, pseudomorphic high electron mobility transistors, or PHEMTs, and Gunn diodes. These products are principally gallium arsenide devices, which remain efficient at the high heat and energy levels inherent in RF applications.

Systems and Other Products

We manufacture and sell laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as modules or stacks, that are principally based on our high power semiconductor devices. Additionally, we manufacture our proprietary direct copper bond, or DCB, substrates for use in our own semiconductor products as well as for sale to a variety of customers, including those in the power semiconductor industry. DCB technology cost-effectively provides excellent thermal transfer while maintaining high electrical isolation.

Products and Applications

Our power semiconductors are used primarily to control electricity in power conversion systems, motor drives and medical electronics. Our ICs are used to interface with telecommunication lines, control power semiconductors and drive medical equipment and displays, as well as offer our customers the ability to integrate peripheral functions such as network connectivity, timers, serial communication, analog to digital conversion and display drivers on our micrologic devices. Our RF power semiconductors enable the amplification and reception of radio frequencies in telecommunication, industrial, defense and space applications. The following table summarizes the primary categories of uses for our products, some products used within the categories and some of the applications served within the categories:

Category	Our Products	End User Applications
Power Conversion Systems	FRED	SMPS and UPS for:
	IGBT	Wireless base stations
	Module	Internet facilities
	MOSFET	Storage area networks
	Thyristor	RF generators
	Rectifier	Renewable energy systems
	IC Driver	Low-power controllers
	Embedded flash microcontroller	Industrial controllers
	Core 8-bit microcontroller	Battery chargers
Motor Drives	FRED	Automation
	IGBT	Robotics
	Module	Process control equipment
	MOSFET	Machine tools
	Thyristor	Electric trains
	IC driver	
	Solid state relay	

Category	Our Products	End User Applications
Medical Electronics	IGBT MOSFET Thyristor IC GaAs FET	Defibrillators Medical imaging devices Laser power supplies Ultrasound
Telecommunications	SSR MOSFET LCAS GaAs FET DAA Core 8-bit microcontroller Serial communication controller	Point-of-sale terminals Modems Set top boxes Wireless base stations Central office Security systems Telephone switches/PBX
Consumer Products	Display driver IC Core 8-bit microcontroller Embedded flash microcontroller	Cell phones Appliances Displays

We also sell our power semiconductor chips and DCB substrates to other power semiconductor companies for use in their modules.

Sales and Marketing

We sell our products through a worldwide selling organization that includes direct sales personnel, independent representatives and distributors. As of March 31, 2011, we employed 68 people in sales, marketing and customer support and used 36 sales representative organizations and 12 distributors in the Americas and 128 sales representative organizations and distributors in the rest of the world. Sales to distributors accounted for approximately 55.3% of net revenues in fiscal 2011, 51.4% of net revenues in fiscal 2010 and 46.8% of net revenues in fiscal 2009. One distributor, Allied Group (Hong Kong) Ltd, accounted for 11.8% and 10.9% of net revenues in fiscal 2011 and 2010, respectively. Another distributor, Future Electronics, accounted for 11.9% of net revenues in fiscal 2011.

In fiscal 2011, United States sales represented approximately 28.1%, and international sales represented approximately 71.9%, of our net revenues. Of our international sales in fiscal 2011, approximately 48.6% were derived from sales in Europe and the Middle East, approximately 46.0% were derived from sales in Asia and approximately 5.4% were derived from sales in Canada and the rest of the world. For financial information about geographic areas for each of our last three fiscal years, see Note 15, "Segment and Geographic Information" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1. For a discussion of the risks attendant to our foreign operations, see Item 1A, "Risk Factors-Our international operations expose us to material risks," which information is incorporated by reference into this Item 1.

We market our products through advertisements, technical articles and press releases that appear regularly in a variety of trade publications, as well as through the dissemination of brochures, data sheets and technical manuals. We also have a presence on the Internet through a worldwide web page that enables engineers to access and download technical information and data sheets.

Research and Development

We believe that we successfully compete in our markets, in part because of our ability to design, develop and introduce to the market on a timely basis new products offering technological improvements. While the time from initiation of design to volume production of new semiconductors often takes 18 months or longer, our power semiconductors typically have a product life of several years. Our research and development expenses were approximately $27.5 million in fiscal 2011, $20.1 million in fiscal 2010, and $19.9 million in fiscal 2009. As of March 31, 2011, we employed 133 people in engineering and research and development activities.

We are engaged in ongoing research and development efforts focused on enhancements to existing products and the development of new products. Currently, we are pursuing research and development projects with respect to:

- developing new power semiconductors and ICs for medical applications;
- increasing the operating range of our MOS and bipolar products;
- developing new gallium arsenide monolithic microwave ICs, or MMICs;
- developing new light emitting diode drivers;
- developing higher power IGBT modules;
- developing power solid-state relays;
- developing high voltage integrated circuits, or HVICs, for power management;
- developing trench MOSFETs for automotive and portable equipment markets;
- developing module products for automotive markets;
- developing module products for solar inverters and wind power generators;
- developing stacks for renewable energy markets;
- developing ICs for telecommunications;
- developing solar powered battery charging devices, products and circuits; and
- developing 8 and 16-bit embedded flash-based microcontrollers.

Research and development activities are conducted in collaboration with manufacturing activities to help expedite new products from the development phase to manufacturing and to more quickly implement new process technologies. From time to time, our research and development efforts have included participation in technology collaborations with universities and research institutions.

Patents and Other Intellectual Property Rights

As of March 31, 2011, we held 391 issued patents, of which 285 were issued in the U.S. and 106 were issued in international jurisdictions. We rely on a combination of patent rights, copyrights and trade secrets to protect the proprietary elements of our products. Our policy is to file patent applications to protect technology, inventions and improvements that are important to our business. We also seek to protect our trade secrets and proprietary technology, in part through confidentiality agreements with employees, consultants and other parties. While we believe that our intellectual property rights are valuable, we also believe that other factors, such as innovative skills, technical expertise, the ability to adapt quickly to evolving customer requirements and new technologies, product support and customer relations, are of greater competitive significance.

Manufacturing and Facilities

The production of our products is a highly complex and precise process. We manufacture our products in our own manufacturing facilities, utilize external wafer foundries and subcontract assembly facilities. We divide our manufacturing operations into three key areas: wafer fabrication, assembly and test.

Wafer Fabrication.

The first step in our manufacturing process for our power semiconductors is the deposition of a layer of epitaxy on the substrates we purchase from third parties. This deposition occurs at external facilities and at our facility in Santa Clara, California. The substrates are then sent for fabrication.

We have four facilities which perform fabrication. We own an approximately 170,000 square-foot facility in Lampertheim, Germany, where we fabricate bipolar products and an approximately 83,000 square-foot facility in

Beverly, Massachusetts, capable of manufacturing HVICs. We also lease an approximately 30,000 square-foot facility in Fremont, California, where we manufacture gallium arsenide RF power semiconductors, and an approximately 100,000 square-foot facility in Chippenham, England, where we fabricate very high power bipolar devices. We believe that our internal fabrication capabilities enable us to more quickly bring products to the market, retain certain proprietary aspects of our process technology and develop new innovations.

In addition to maintaining our own fabrication facilities, we have established alliances with selected foundries for wafer fabrication. This approach allows us to reduce substantial capital spending and manufacturing overhead expenses, obtain competitive pricing and technologies and expand manufacturing capacity more rapidly than could be achieved with internal foundries alone. In some cases, we retain the flexibility to shift the production of our products to different or additional foundries for cost or performance reasons. Our product designs enable the production of our devices at multiple foundries using well-established and cost-effective processes.

Measured in dollars, we relied on external foundries for approximately 40.7% of our wafer fabrication requirements in fiscal 2011. We have arrangements with a number of external wafer foundries, both for power semiconductors and ICs. Our principal external foundry for power semiconductors is Samsung Electronics' facility located in Kiheung, South Korea. Our relationship with Samsung Electronics extends for more than two decades. We provide our foundries forecasts for wafer fabrication six months in advance and make firm purchase commitments one to two months in advance of delivery.

Wafer fabrication of power semiconductors generally employs process technology and equipment already proven in IC manufacturing. Power semiconductors are manufactured using fabrication equipment that is one or more generations behind the equipment used to fabricate leading-edge ICs. Used fabrication equipment can be obtained at prices substantially less than the original cost of such equipment or the cost of current equipment applying the latest technology. Consequently, the fabrication of power semiconductors is less capital intensive than the fabrication of leading-edge ICs.

For a discussion of risks attendant to our use of external foundries, see "Risk Factors-We depend on external foundries to manufacture many of our products," provided in Item 1A of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1. For a discussion of risks attendant to our acquisition of substrates prior to wafer fabrication, see "Risk Factors-We depend upon a limited number of suppliers for our substrates, most of whom we do not have long term agreements with," provided in Item 1A of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1. For a discussion of environmental risks attendant to our business, see "Risk Factors-We may be affected by environmental laws and regulations," provided in Item 1A of this Annual Report on Form 10-K, which information is incorporated by reference into this Item 1.

Assembly.

Packaging, or assembly, refers to the sequence of production steps that divide the wafer into individual chips and enclose the chips in external structures, called packages, which make them useable in a circuit. Manufacturing typically involves the assembly and packaging of single semiconductor, or die, devices. Module manufacturing involves the assembly of multiple devices within a single package. SSR products involve multiple chip assembly on a specialized lead frame. The resulting packages vary in configuration, but all have leads that are used to mount the package through holes in the customer's printed circuit boards.

Most of our wafers are sent to subcontract assembly facilities. We use assembly subcontractors located in Asia and Europe in order to take advantage of low assembly costs. Measured in dollars, approximately 61.6% of our products were, during fiscal 2011, assembled at external assembly facilities, and the rest were assembled in our Lampertheim, Chippenham and Fremont facilities.

Test.

Generally, each die on our wafers is electrically tested for performance after wafer fabrication. Following assembly, our products undergo testing and final inspection, either internally or externally, prior to shipment to customers. Our test operations are performed by subcontractors located throughout Asia and at our facilities in the United States and Europe.

Competition

The semiconductor industry is intensely competitive and is characterized by price competition, technological change, limited fabrication capacity, international competition and manufacturing yield problems. The competitive factors in the market for our products include:

- price;
- proper new product definition;
- product quality, reliability and performance;
- product features;
- timely delivery of products;
- breadth of product line;
- design and introduction of new products;
- market acceptance of our products and those of our customers;
- support tools;
- familiarity with micrologic architecture;
- existing customer investment in system software based on a particular architecture; and
- technical support and service.

Regarding these factors, we view our competitive advantage as an ability to respond quickly to customer requests for new product development. On the other hand, we rarely consider our company to be among the most aggressive in pricing. We believe that we are one of a limited group of companies focused on the development and marketing of high power, high performance semiconductors capable of performing all of the basic functions of power semiconductor design and manufacture. Our primary power semiconductor competitors include Fairchild Semiconductor, Fuji, Hitachi, Infineon, International Rectifier, Microsemi, Mitsubishi, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, Toshiba and Vishay Intertechnology. Our IC products compete principally with those of Atmel, Cypress Semiconductor, Freescale Semiconductor, Microchip, NEC, Renesas Technology, Silicon Labs and Supertex. Our RF power semiconductor competitors include Microsemi and RF Micro Devices.

Backlog

Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. In the semiconductor industry, backlog quantities and shipment schedules under outstanding purchase orders are frequently revised to reflect changes in customer needs. Purchase orders or agreements calling for the sale of specific quantities are either contractually subject to quantity revisions or, as a matter of industry practice, often not enforced. Therefore, a significant portion of our order backlog may be cancelable. For these reasons, the amount of backlog as of any particular date may not be an accurate indicator of future results. At March 31, 2011, our backlog of orders was approximately $178.7 million, as compared to $125.5 million at March 31, 2010. Backlog represents existing customer orders that, by their terms, are expected to be shipped within the 12 months following March 31, 2011.

Our trade sales are made primarily pursuant to standard purchase orders that are booked months in advance of delivery. Generally, prices and quantities are fixed at the time of booking.

We sell products to key customers pursuant to contracts that allow us to schedule production capacity in advance and allow the customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered product. However, these contracts are typically amended to reflect changes in customer demand and periodic price renegotiations.

Employees

At March 31, 2011, we employed 1,244 employees, of whom 133 were primarily engaged in engineering and research and development activities, 68 in marketing, sales and customer support, 961 in manufacturing and 82 in administration and finance. Of these employees, 212 hold engineering or science degrees, including 23 Ph.D.s. Certain employees at our Lampertheim and Chippenham facilities are subject to collective bargaining agreements. There have been no work stoppages at any of our facilities to date. We believe that our employee relations are good.

Seasonality

Over the years, we have experienced a pattern, although not consistently, in our September and December quarters of reduced revenues or reduced growth in revenues from quarter to sequential quarter because of summer vacation and year-end holiday schedules in our and our customers' facilities, particularly in our European operations.

Available Information

We currently make available, through our website at http://www.ixys.com, free of charge, copies of our Annual Report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after submitting the information to the Securities and Exchange Commission, or SEC. None of the information posted on our website is incorporated by reference into this Annual Report on Form 10-K. You can also request free copies of such documents by contacting us at 408-457-9000 or by sending an e-mail to investorrelations@ixys.net.

Item 1A. *Risk Factors*

In addition to the other information in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our business and us. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and its financial condition.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability and unexpected changes may cause us to adjust our operations. Large portions of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could seriously negatively affect our operating results in any given quarter. Our operating results may fluctuate significantly from quarter-to-quarter and year-to-year. For example, from fiscal 2005 to fiscal 2006 and from fiscal 2008 to fiscal 2009, net income in one year shifted to net loss in the next year. Some of the factors that may affect our quarterly and annual results are:

- changes in business and economic conditions, including a downturn in demand or decrease in the rate of growth in demand, whether in the global economy, a regional economy or the semiconductor industry;
- changes in consumer and business confidence caused by changes in market conditions, potentially including changes in the credit market, or changes in currency exchange rates, expectations for inflation or energy prices;
- the reduction, rescheduling or cancellation of orders by customers;
- fluctuations in timing and amount of customer requests for product shipments;
- changes in the mix of products that our customers purchase;
- changes in the level of customers' component inventory;
- loss of key customers;
- the availability of production capacity, whether internally or from external suppliers;

- the cyclical nature of the semiconductor industry;
- competitive pressures on selling prices;
- strategic actions taken by our competitors;
- market acceptance of our products and the products of our customers;
- fluctuations in our manufacturing yields and significant yield losses;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the availability of raw materials, supplies and manufacturing services from third parties;
- the amount and timing of investments in research and development;
- damage awards or injunctions as the result of litigation;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and
- the amount and timing of costs associated with product returns.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this Annual Report on Form 10-K, we may experience materially adverse fluctuations in our future operating results on a quarterly or annual basis. If product demand decreases, our manufacturing or assembly and test capacity could be underutilized, and we may be required to record an impairment on our long-lived assets including facilities and equipment, as well as intangible assets, which would increase our expenses. In addition, factory planning decisions may shorten the useful lives of long-lived assets, including facilities and equipment, and cause us to accelerate depreciation. These changes in demand for our products and in our customers' product needs could have a variety of negative effects on our competitive position and our financial results, and, in certain cases, may reduce our revenue, increase our costs, lower our gross margin percentage or require us to recognize impairments of our assets. In addition, if product demand decreases or we fail to forecast demand accurately, we could be required to write off inventory or record underutilization charges, which would have a negative impact on our gross margin.

We may not be able to increase production capacity to meet the present and future demand for our products.

The semiconductor industry has been characterized by periodic limitations on production capacity. Currently, we are experiencing constraints on our ability to manufacture power semiconductors that result in longer lead times for product delivery than desired by many of our customers. If we are unable to increase our production capacity to meet current or possible future demand, some of our customers may seek other sources of supply or our future growth may be limited.

Our backlog may not result in future revenues.

Customer orders typically can be cancelled or rescheduled without penalty to the customer. Further, in periods of increasing demand, particularly when production is allocated or delivery delayed, customers of semiconductor companies have on occasion placed orders without expectation of accepting delivery to increase their share of allocated product or in an effort to improve the timeliness of delivery. While we are attuned to the potential for such behavior and attempt to identify such orders, we could accept orders of this nature and subsequently experience order cancellation unexpectedly.

Our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

Fluctuations in the mix of products sold may adversely affect our financial results.

Changes in the mix and types of products sold may have a substantial impact on our revenues and gross profit margins. In addition, more recently introduced products tend to have higher associated costs because of initial overall development costs and higher start-up costs. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and, as a result, can negatively impact our financial results.

Our international operations expose us to material risks.

For the fiscal year ended March 31, 2011, our net revenues by region were approximately 28.1% in the United States, approximately 34.9% in Europe and the Middle East, approximately 33.0% in Asia Pacific and approximately 4.0% in Canada and the rest of the world. We expect revenues from foreign markets to continue to represent a majority of total net revenues. We maintain significant business operations in Germany, the United Kingdom and the Philippines and work with subcontractors, suppliers and manufacturers in South Korea, Japan, the Philippines and elsewhere in Europe and Asia Pacific. Some of the risks inherent in doing business internationally are:

- foreign currency fluctuations, particularly in the Euro and the British pound;
- longer payment cycles;
- challenges in collecting accounts receivable;
- changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;
- trade restrictions;
- cultural and language differences;
- employment regulations;
- limited infrastructure in emerging markets;
- transportation delays;
- seasonal reduction in business activities;
- work stoppages;
- labor and union disputes;
- electrical outages;
- terrorist attack or war; and
- economic or political instability.

Our sales of products manufactured in our Lampertheim, Germany facility and our costs at that facility are primarily denominated in Euros, and sales of products manufactured in our Chippenham, U.K. facility and our costs at that facility are primarily denominated in British pounds. Fluctuations in the value of the Euro and the British pound against the U.S. dollar could have a significant adverse impact on our balance sheet and results of operations. We generally do not enter into foreign currency hedging transactions to control or minimize these risks. Reductions in the value of the Euro or British pound would reduce our revenues recognized in U.S. dollars, all other things being equal. Increases in the value of the Euro or the British pound could cause losses associated with changes in exchange rates for foreign currency transactions. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

Our financial performance is dependent on economic stability and credit availability in international markets. Actions by governments to address deficits or sovereign debt issues could adversely affect gross domestic product or currency exchange rates in countries where we operate, which in turn could adversely affect our financial results. If our customers or suppliers are unable to obtain the credit necessary to fund their operations, we could experience increased bad debts, reduced product orders and interruptions in supplier deliveries leading to delays or stoppages in our production.

In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws regarding the manufacture and sale of our products in the U.S. Therefore, the risk of piracy of our technology and products may be greater when we manufacture or sell our products in these foreign countries.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the semiconductor industry may rapidly change from periods of strong demand and insufficient production to periods of weakened demand and overcapacity. The industry in general is characterized by:

- changes in product mix in response to changes in demand;
- alternating periods of overcapacity and production shortages, including shortages of raw materials supplies and manufacturing services;
- cyclical demand for semiconductors;
- significant price erosion;
- variations in manufacturing costs and yields;
- rapid technological change and the introduction of new products; and
- significant expenditures for capital equipment and product development.

These factors could harm our business and cause our operating results to suffer.

Our dependence on subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher materials costs.

We depend on subcontractors for the assembly and testing of our products. The substantial majority of our products are assembled by subcontractors located outside of the United States. Assembly subcontractors generally work on narrow margins and have limited capital. We have experienced assembly subcontractors who have ceased or reduced production because of financial problems. We engage assembly subcontractors who operate while in insolvency proceedings or whose financial stability is uncertain. The unexpected cessation of production or reduction in production by one or more of our assembly subcontractors could adversely affect our production, our customer relations, our revenues and our financial condition. Our reliance on these subcontractors also involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of excess demand;
- difficulties selecting and integrating new subcontractors;
- limited or no warranties by subcontractors or other vendors on products supplied to us;
- potential increases in prices due to capacity shortages and other factors;
- potential misappropriation of our intellectual property; and
- economic or political instability in foreign countries.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experience financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. Although we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors. Moreover, in engaging alternative subcontractors in exigent circumstances, our production costs could increase markedly.

Semiconductors for inclusion in consumer products have short product life cycles.

We believe that consumer products are subject to shorter product life cycles, because of technological change, consumer preferences, trendiness and other factors, than other types of products sold by our customers. Shorter product life cycles result in more frequent design competitions for the inclusion of semiconductors in next generation consumer products, which may not result in design wins for us. Shorter product life cycles may lead to more frequent circumstances where sales of existing products are reduced or ended.

We may not be successful in our acquisitions.

We have in the past made, and may in the future make, acquisitions of other companies and technologies. These acquisitions involve numerous risks, including:

- failure to retain key personnel of the acquired business;
- diversion of management's attention during the acquisition process;
- disruption of our ongoing business;
- the potential strain on our financial and managerial controls and reporting systems and procedures;
- unanticipated expenses and potential delays related to integration of an acquired business;
- the risk that we will be unable to develop or exploit acquired technologies;
- failure to successfully integrate the operations of an acquired company with our own;
- the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions;
- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
- the risks of entering new markets in which we have limited experience;
- difficulties in expanding our information technology systems or integrating disparate information technology systems to accommodate the acquired businesses;
- the challenges inherent in managing an increased number of employees and facilities and the need to implement appropriate policies, benefits and compliance programs;
- customer dissatisfaction or performance problems with an acquired company's products or personnel;
- adverse effects on our relationships with suppliers;
- the reduction in financial stability associated with the incurrence of debt or the use of a substantial portion of our available cash;
- the costs associated with acquisitions, including in-process R&D charges and amortization expense related to intangible assets, and the integration of acquired operations; and
- assumption of known or unknown liabilities or other unanticipated events or circumstances.

We cannot assure that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

As a result of an acquisition, our financial results may differ from the investment community's expectations in a given quarter. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows or stock price could be negatively impacted.

We depend on external foundries to manufacture many of our products.

Of our net revenues for our fiscal year ended March 31, 2011, 40.7% came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We currently have arrangements with a number of wafer foundries, four of which produce the wafers for power semiconductors that we purchase from external foundries. Samsung Electronics' facility in Kiheung, South Korea is our principal external foundry.

Our relationships with our external foundries do not guarantee prices, delivery or lead times or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. If growth in demand for our products occurs, these foundries may be unable or unwilling to allocate additional capacity to our needs, thereby limiting our revenue growth. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain foundry capacity as required, our relationships with our customers could be harmed, we could be unable to fulfill contractual requirements and our revenues could be reduced or our growth limited. Moreover, even if we are able to secure foundry capacity, we may be required, either contractually or as a practical business matter, to utilize all of that capacity or incur penalties or an adverse effect to the business relationship. The costs related to maintaining foundry capacity could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

- the lack of control over delivery schedules;
- the unavailability of, or delays in obtaining access to, key process technologies;
- limited control over quality assurance, manufacturing yields and production costs; and
- potential misappropriation of our intellectual property.

Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. One or more of these external foundries may not continue to produce wafers for us or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products or increase our costs.

Our success depends on our ability to manufacture our products efficiently.

We manufacture our products in facilities that are owned and operated by us, as well as in external wafer foundries and subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous dies on each wafer could be nonfunctional as a result of, among other factors:

- contaminants in the manufacturing environment;
- defects in the masks used to print circuits on a wafer;
- manufacturing equipment failure; or
- wafer breakage.

For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, if we increase our manufacturing output, the additional demands placed on existing equipment and personnel or the addition of new equipment or personnel may lead to a decrease in manufacturing yields. As a result, we may not be able to cost-effectively expand our production capacity in a timely manner.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. We are limited in our ability to reduce fixed costs quickly in response to any shortfall in revenues. If we are unable to utilize our manufacturing, assembly and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in lower gross margins. Increased competition and other factors may lead to price erosion, lower revenues and lower gross margins for us in the future.

Increasing raw material prices could impact our profitability.

Our products use large amounts of silicon, metals and other materials. In recent periods, we have experienced price increases for many of these items. If we are unable to pass price increases for raw materials onto our customers, our gross margins and profitability could be adversely affected.

We order materials and commence production in advance of anticipated customer demand. Therefore, revenue shortfalls may also result in inventory write-downs.

We typically plan our production and inventory levels based on our own expectations for customer demand. Actual customer demand, however, can be highly unpredictable and can fluctuate significantly. In response to anticipated long lead times to obtain inventory and materials, we order materials and production in advance of customer demand. This advance ordering and production may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize. For example, additional inventory write downs occurred in the quarter ended March 31, 2009.

Our debt agreements contain certain restrictions that may limit our ability to operate our business.

The agreements governing our debt contain, and any other future debt agreement we enter into may contain, restrictive covenants that limit our ability to operate our business, including, in each case subject to certain exceptions, restrictions on our ability to:

- incur additional indebtedness;
- grant liens;
- consolidate, merge or sell our assets, unless specified conditions are met;
- acquire other business organizations;
- make investments;
- redeem or repurchase our stock; and
- change the nature of our business.

In addition, our debt agreements contain financial covenants and additional affirmative and negative covenants. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. If we are not able to comply with all of these covenants for any reason and we have debt outstanding at the time of such failure, some or all of our outstanding debt could become immediately due and payable and the incurrence of additional debt under the credit facilities provided by the debt agreements would not be allowed. If our cash is utilized to repay any outstanding debt, depending on the amount of debt outstanding, we could experience an immediate and significant reduction in working capital available to operate our business.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us, such as strategic acquisitions or joint ventures.

Changes in our decisions about restructuring could affect our results of operations and financial condition.

Factors that could cause actual results to differ materially from our expectations about restructuring actions include:

- timing and execution of a plan that may be subject to local labor law requirements, including consultation with appropriate work councils;
- changes in assumptions related to severance costs;
- changes in employment levels and turnover rates; and
- changes in product demand and the business environment, including changes in global economic conditions.

Our royalties are uncertain and unpredictable in amount.

We are unable to discern a pattern in or otherwise predict the amount of any royalty payments that we may receive. Consequently, we are unable to plan on the receipt of royalties and our results of operations may be adversely affected by a reduction in the amount of royalties received.

Our markets are subject to technological change and our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- changing technologies;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and seriously impact our future revenues.

Products or technologies developed by others may render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets would have a material adverse effect on our competitive position within the industry.

Our revenues are dependent upon our products being designed into our customers' products.

Many of our products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the customer's decision to manufacture the designed product in production quantities, the commercial success of the customer's product and the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. The development of the next generation of products by our customers generally results in new design competitions for semiconductors, which may not result in design wins for us, potentially leading to reduced revenues and profitability. We may not achieve design wins or our design wins may not result in future revenues.

We could be harmed by intellectual property litigation.

As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We have been sued for purported patent infringement and have been accused of infringing the intellectual property rights of third parties. We also have certain indemnification obligations to customers and suppliers with respect to the infringement of third party intellectual property rights by our products.

We could incur substantial costs defending ourselves and our customers and suppliers from any such claim. Infringement claims or claims for indemnification, whether or not proven to be true, may divert the efforts and attention of our management and technical personnel from our core business operations and could otherwise harm our business. For example, in June 2000, we were sued for patent infringement by International Rectifier Corporation. The case was ultimately resolved in our favor, but not until October 2008. In the interim, the U.S. District Court entered multimillion dollar judgments against us on two different occasions, each of which was subsequently vacated.

In the event of an adverse outcome in any intellectual property litigation, we could be required to pay substantial damages, cease the development, manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations upon us. An adverse outcome in an infringement action could materially and adversely affect our financial condition, results of operations and cash flows.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. We may also become subject to or initiate interference proceedings in the U.S. Patent and Trademark Office, which can demand significant financial and management resources and could harm our financial results. Also, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

The time from initiation of design to volume production of new semiconductors often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period that may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

The markets in which we participate are intensely competitive.

Many of our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

- proper new product definition;
- product quality, reliability and performance;
- product features;
- price;
- timely delivery of products;
- technical support and service;
- design and introduction of new products;

• market acceptance of our products and those of our customers; and

• breadth of product line.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace our products or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

Our primary power semiconductor competitors include Fairchild Semiconductor, Fuji, Hitachi, Infineon, International Rectifier, Microsemi, Mitsubishi, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, Toshiba and Vishay Intertechnology. Our IC products compete principally with those of Atmel, Cypress Semiconductor, Freescale Semiconductor, Microchip, NEC, Renesas Technology, Silicon Labs and Supertex. Our RF power semiconductor competitors include Microsemi and RF Micro Devices. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage. We cannot assure that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We rely on our distributors and sales representatives to sell many of our products.

Most of our products are sold to distributors or through sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. Foreign distributors are typically granted longer payment terms, resulting in higher accounts receivable balances for a given level of sales than domestic distributors. Our risk of loss from the financial insolvency of distributors is, therefore, disproportionally weighted to foreign distributors. If any significant distributor or sales representative experiences financial difficulties, or otherwise becomes unable or unwilling to promote and sell our products, our business could be harmed. For example, All American Semiconductor, Inc., one of our former distributors, filed for bankruptcy in April 2007.

Our future success depends on the continued service of management and key engineering personnel and our ability to identify, hire and retain additional personnel.

Our success depends upon our ability to attract and retain highly skilled technical, managerial, marketing and finance personnel, and, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our Chief Executive Officer, and other members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants. There is intense competition for qualified employees in the semiconductor industry, particularly for highly skilled design, applications and test engineers. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified individuals who could leave us at any time in the future. If we grow, we expect increased demands on our resources, and growth would likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Acquisitions and expansion place a significant strain on our resources, including our information systems and our employee base.

Presently, because of our acquisitions, we are operating a number of different information systems that are not integrated. In part because of this, we use spreadsheets, which are prepared by individuals rather than automated systems, in our accounting. In our accounting, we perform many manual reconciliations and other manual steps, which result in a high risk of errors. Manual steps also increase the possibility of control deficiencies and material weaknesses.

We are also transferring some accounting functions to our recently acquired Philippine subsidiary from other locations. These transfers involve changing accounting systems and implementing different software from that previously used.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage or grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future.

In improving or consolidating our operational and financial systems, procedures and controls, we would expect to periodically implement new or different software and other systems that will affect our internal operations regionally or globally. The conversion process from one system to another is complex and could require, among other things, that data from the existing system be made compatible with the upgraded or different system.

In connection with any of the foregoing, we could experience errors, delays and other inefficiencies, which could adversely affect our business. Any error, delay, disruption, transition or conversion, including with respect to any new or different systems, procedures or controls, could harm our ability to forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and record and report financial and management information on a timely and accurate basis. In addition, as we add or change functionality, problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes; take customer orders; ship products; provide services and support to our customers; bill and track our customers; fulfill contractual obligations; and otherwise run our business. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, adversely affect our ability to manage our business or adversely affect our results of operations, cash flows or stock price.

Any future growth would also require us to successfully hire, train, motivate and manage new employees. In addition, continued growth and the evolution of our business plan may require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth or the evolution of our current business.

We depend on a limited number of suppliers for our substrates, most of whom we do not have long term agreements with.

We purchase the bulk of our silicon substrates from a limited number of vendors, most of whom we do not have long term supply agreements with. Any of these suppliers could reduce or terminate our supply of silicon substrates at any time. Our reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon substrates and reduced control over the price, timely delivery, reliability and quality of the silicon substrates. We cannot assure that problems will not occur in the future with suppliers.

Costs related to product defects and errata may harm our results of operations and business.

Costs associated with unexpected product defects and errata (deviations from published specifications) due to, for example, unanticipated problems in our manufacturing processes, include the costs of:

- writing off the value of inventory of defective products;
- disposing of defective products;

- recalling defective products that have been shipped to customers;
- providing product replacements for, or modifications to, defective products; and/or
- defending against litigation related to defective products.

These costs could be substantial and may, therefore, increase our expenses and lower our gross margin. In addition, our reputation with our customers or users of our products could be damaged as a result of such product defects and errata, and the demand for our products could be reduced. These factors could harm our financial results and the prospects for our business.

We face the risk of financial exposure to product liability claims alleging that the use of products that incorporate our semiconductors resulted in adverse effects.

Approximately 9.1% of our net revenues for the fiscal year ended March 31, 2011 were derived from sales of products used in medical devices, such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We cannot be sure that the insurance that we maintain against product liability will be adequate to cover our losses. Any defects in our semiconductors used in these devices, or in any other product, could result in significant product liability costs to us.

If our goodwill or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or long-lived assets may not be recoverable include a decline in stock price and market capitalization, future cash flows and slower growth rates in our industry. In fiscal 2011, we recorded an impairment charge for goodwill and intangible assets of $702,000, based on our estimates of the future operating results and discounted cash flows of the reporting unit.

We estimate tax liabilities, the final determination of which is subject to review by domestic and international taxation authorities.

We are subject to income taxes and other taxes in both the United States and the foreign jurisdictions in which we currently operate or have historically operated. We are also subject to review and audit by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires significant judgment and estimation. The provision for income taxes can be adversely affected by a variety of factors, including but not limited to changes in tax laws, regulations and accounting principles, including accounting for uncertain tax positions, or interpretation of those changes. Significant judgment is required to determine the recognition and measurement attributes prescribed in the authoritative guidance issued by FASB in connection with accounting for income taxes. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income, goodwill or cash flows in the period or periods for which such determination is made.

Our results of operations could vary as a result of the methods, estimates, and judgments that we use in applying our accounting policies.

The methods, estimates, and judgments that we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Policies and Significant Management Estimates" in Part I, Item 7 of this Form 10-K). Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. Changes in those methods, estimates, and judgments could significantly affect our results of operations.

We are exposed to various risks related to the regulatory environment.

We are subject to various risks related to: (1) new, different, inconsistent or even conflicting laws, rules and regulations that may be enacted by legislative bodies and/or regulatory agencies in the countries in which we operate; (2) disagreements or disputes between national or regional regulatory agencies; and (3) the interpretation and application of laws, rules and regulations. If we are found by a court or regulatory agency not to be in compliance with applicable laws, rules or regulations, our business, financial condition and results of operations could be materially and adversely affected.

In addition, approximately 9.1% of our net revenues for the fiscal year ended March 31, 2011 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices or result in damages or other compensation payable to medical device manufacturers.

Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, the loss of obtained approvals or clearances or the failure to comply with existing or future regulatory requirements.

We invest in companies for strategic reasons and may not realize a return on our investments.

We make investments in companies to further our strategic objectives and support our key business initiatives. Such investments include investments in equity securities of public companies and investments in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support a product or initiative. The success of these companies is dependent on product development, market acceptance, operational efficiency, and other key business success factors. The private companies in which we invest may fail for operational reasons or because they may not be able to secure additional funding, obtain favorable investment terms for future financings or take advantage of liquidity events such as initial public offerings, mergers, and private sales. If any of these private companies fail, we could lose all or part of our investment in that company. If we determine that an other-than-temporary decline in the fair value exists for the equity securities of the public and private companies in which we invest, we write down the investment to its fair value and recognize the related write-down as an investment loss. Furthermore, when the strategic objectives of an investment have been achieved, or if the investment or business diverges from our strategic objectives, we may decide to dispose of the investment even at a loss. Our investments in non-marketable equity securities of private companies are not liquid, and we may not be able to dispose of these investments on favorable terms or at all. The occurrence of any of these events could negatively affect our results of operations.

Our ability to access capital markets could be limited.

From time to time, we may need to access the capital markets to obtain long term financing. Although we believe that we can continue to access the capital markets on acceptable terms and conditions, our flexibility with regard to long term financing activity could be limited by our existing capital structure, our credit ratings and the health of the semiconductor industry. In addition, many of the factors that affect our ability to access the capital markets, such as the liquidity of the overall capital markets and the current state of the economy, are outside of our control. There can be no assurance that we will continue to have access to the capital markets on favorable terms.

Geopolitical instability, war, terrorist attacks and terrorist threats, and government responses thereto, may negatively affect all aspects of our operations, revenues, costs and stock price.

Any such event may disrupt our operations or those of our customers or suppliers. Our markets currently include South Korea, Taiwan and Israel, which are currently experiencing political instability. Additionally, we have accounting operations in the Philippines, our principal external foundry is located in South Korea and assembly subcontractors are located in Indonesia, the Philippines and South Korea.

Business interruptions may damage our facilities or those of our suppliers.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake and other natural disasters, as well as power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan and do not have backup generators. Our facilities in California are located near major earthquake faults and have experienced earthquakes in the past. For example, the March 2011 earthquake in Japan adversely affected the operations of some of our Japanese suppliers, which limited the availability of certain production inputs to us for a short period of time. If a natural disaster occurs, our ability to conduct our operations could be seriously impaired, which could harm our business, financial condition and results of operations and cash flows. We cannot be sure that the insurance we maintain against general business interruptions will be adequate to cover all our losses.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States, England and Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

Nathan Zommer, Ph.D. owns a significant interest in our common stock.

Nathan Zommer, Ph.D., our Chief Executive Officer, beneficially owned, as of May 25, 2011, approximately 21.2% of the outstanding shares of our common stock. As a result, Dr. Zommer can exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. His holdings could result in a delay of, or serve as a deterrent to, any change in control of our company, which may reduce the market price of our common stock.

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. The future market price of our common stock may also fluctuate significantly in the event of:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- technological innovations by our competitors or development setbacks by us;
- conditions in the communications and semiconductor markets;
- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of merger or acquisition transactions or a failure to achieve the expected benefits of an acquisition as rapidly or to the extent anticipated by financial analysts;
- terrorist attack or war;

- sales of our common stock by one or more members of management, including Nathan Zommer, Ph.D., our Chief Executive Officer; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for us to be acquired without the consent of our board of directors and management.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our principal facilities are described below:

Principal Facilities	Approximate Square Footage	Lease Expiration	Use
Aliso Viejo, California	27,000	(1)	Research and development, sales and distribution
Beverly, Massachusetts	83,000	(1)	Research and development, manufacturing, sales and distribution
Chippenham, England........	100,000	December 2022	Research and development, manufacturing, sales and distribution
Fremont, California	30,000	November 2011	Research and development, manufacturing, sales and distribution
Lampertheim, Germany	170,000	(1)	European headquarters, research and development, manufacturing, sales and distribution
Manila, Philippines..........	140,000	March 2012	Product testing and global support
Milpitas, California..........	51,000	(1)	Corporate headquarters, research and development, sales and distribution
Santa Clara, California	21,000	(1)	Manufacturing

(1) Owned, not leased.

We believe that our current facilities are suitable to our needs and will be adequate through at least fiscal year 2012 and that suitable additional or replacement space will be available in the future as needed on commercially reasonably terms. The Lampertheim property serves as collateral for a loan, and is subject to a security interest.

Item 3. *Legal Proceedings*

We currently are involved in a variety of legal matters that arise in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, results of operations and cash flows. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations of the period in which the ruling occurs.

Executive Officers of the Registrant

The executive officers, their ages and positions at our company, as well as certain biographical information of these individuals, are set forth below. The ages of the individuals are provided as of March 31, 2011.

Name	Age	Position(s)
Nathan Zommer..................	63	Chairman of the Board and Chief Executive Officer
Uzi Sasson......................	49	President, Chief Financial Officer and Secretary

There are no family relationships among our directors and executive officers.

Nathan Zommer. Dr. Zommer, our founder, has served as a Director since our inception in 1983, and has served as Chairman of the Board and Chief Executive Officer since 1993. From 1993 to 2009, Dr. Zommer served as our President and, from 1984 to 1993, Dr. Zommer served as our Executive Vice President. Prior to founding our company, Dr. Zommer served in a variety of positions with Intersil, Hewlett-Packard and General Electric, including as a scientist in the Hewlett-Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Uzi Sasson. Mr. Sasson has served as our President since December 2009 and our Chief Financial Officer and Secretary since November 2004. From November 2004 to December 2009, Mr. Sasson was our Vice President and, from June 2007 to August 2010, Mr. Sasson held the title of Chief Operating Officer. Although he no longer formally holds that title, he continues to function in that role. From August to November 2004, Mr. Sasson served as a director of our company. Prior to joining our company, Mr. Sasson worked in tax, accounting and finance for technology and accounting firms. Mr. Sasson has a Master of Science in Taxation and a Bachelor of Science in Accounting from Golden Gate University and is a Certified Public Accountant in California.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NASDAQ Global Select Market under the symbol "IXYS." The following table presents, for the periods indicated, the intraday high and low sale prices per share of our common stock as reported by the NASDAQ Global Select Market:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended March 31, 2011				
High	$ 9.88	$ 9.74	$12.38	$13.85
Low	$ 7.82	$ 8.00	$ 9.20	$10.76
Fiscal Year Ended March 31, 2010				
High	$11.00	$10.61	$ 8.71	$ 9.36
Low	$ 7.61	$ 6.38	$ 6.11	$ 6.81

The number of record holders of our common stock as of May 25, 2011 was 387. We do not have any current plans to pay cash dividends.

Stock Performance Graph

The line graph below shows the total stockholder return of an investment of $100 in cash for the period from March 31, 2006 through March 31, 2011 for (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the Standard & Poor's Semiconductors Index. All values assume reinvestment of the full amount of all dividends and are calculated as of March 31 of each year. Historical stock price performance should not be relied upon as indicative of future stock price performance.



$160
$140
$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11
IXYS Corporation
NASDAQ Composite
S&P Semiconductors

Item 6. *Selected Financial Data*

The following selected consolidated financial information should be read in conjunction with our consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended March 31, 2011, 2010 and 2009, and the balance sheet data as of March 31, 2011 and 2010 are derived from our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The statements of operations data for the years ended March 31, 2008 and 2007 and the balance sheet data as of March 31, 2009, 2008 and 2007 are derived from our consolidated financial statements that are not included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended March 31,				
	2011	2010(1)	2009	2008	2007
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net revenues	$363,273	$243,224	$273,552	$304,456	$285,908
Cost of goods sold	241,175	179,791	207,594	217,332	201,577
Gross profit	122,098	63,433	65,958	87,124	84,331
Operating expenses:					
Research, development and engineering	27,527	20,112	19,931	21,124	20,105
Selling, general and administrative	42,881	36,163	37,962	42,093	44,134
Amortization of acquisition-related intangible assets	6,937	1,839	1,651	—	—
Restructuring charges	759	1,614	—	—	—
Impairment charges	702	—	6,440	—	—
Litigation provision	—	—	—	(12,957)	(29,435)
Total operating expenses	78,806	59,728	65,984	50,260	34,804
Operating income (loss)	43,292	3,705	(26)	36,864	49,527
Other income (expense):					
Interest income (expense), net	(1,228)	(1,230)	(666)	277	1,793
Other income (expense)	836	(141)	4,256	(3,162)	(3,081)
Income before income tax provision	42,900	2,334	3,564	33,979	48,239
Provision for income tax	(6,253)	(3,011)	(6,913)	(10,690)	(18,020)
Net income (loss)	$ 36,647	$ (677)	$ (3,349)	$ 23,289	$ 30,219
Net income (loss) per share — basic	$ 1.17	$ (0.02)	$ (0.11)	$ 0.73	$ 0.90
Net income (loss) per share — diluted	$ 1.14	$ (0.02)	$ (0.11)	$ 0.71	$ 0.87
Cash dividends per share	$ —	$ —	$ 0.10	$ —	$ —
Weighted average shares used in per share calculations					
Basic	31,235	31,005	31,087	31,906	33,505
Diluted	32,008	31,005	31,087	33,031	34,784

(1) During fiscal 2010, we acquired Zilog, Inc. and a display driver product line from Leadis Technology, Inc.

	As of March 31,				
	2011	2010(1)	2009	2008	2007
			(In thousands)		
Selected operating data:					
Gross profit margin	33.6%	26.1%	24.1%	28.6%	29.5%
Depreciation and amortization	$ 18,059	$ 13,386	$ 14,547	$ 12,868	$ 10,499
Balance sheet data:					
Cash and cash equivalents	$ 75,406	$ 60,524	$ 55,441	$ 56,614	$ 54,027
Working capital	181,963	135,280	150,917	162,392	142,408
Total assets	325,189	285,939	252,832	293,830	273,641
Total long term obligations	51,918	48,122	40,037	47,980	34,647
Total stockholders' equity	229,229	183,135	178,492	200,229	181,109
Cash flow data:					
Cash provided by operating activities	$ 33,867	$ 29,166	$ 21,580	$ 27,955	$ 1,883
Cash used in investing activities	(8,941)	(36,256)	(5,874)	(10,737)	(8,865)
Cash (used in) provided by financing activities	(11,401)	11,775	(12,750)	(18,579)	(20,093)

(1) During fiscal 2010, we acquired Zilog, Inc. and a display driver product line from Leadis Technology, Inc.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This discussion contains forward-looking statements, which are subject to certain risks and uncertainties, including, without limitation, those described elsewhere in this Form 10-K and, in particular, in Item 1A hereof. Actual results may differ materially from the results discussed in the forward-looking statements. For a discussion of risks that could affect future results, see "Item 1A. Risk Factors." All forward-looking statements included in this document are made as of the date hereof, based on the information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement, except as may be required by law.

Overview

We are a multi-market integrated semiconductor company. Our three principal product groups are: power semiconductors; integrated circuits; and systems and RF power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

We also design, manufacture and sell integrated circuits for a variety of applications. Our analog and mixed signal ICs are principally used in telecommunications applications. Our mixed signal application specific ICs, or ASICs, address the requirements of the medical imaging equipment and display markets. Our power management and control ICs are used in conjunction with our power semiconductors. Our microcontrollers provide application specific, embedded system-on-chip, or SoC, solutions for the industrial and consumer markets.

Our systems include laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as stacks, that are principally based on our high power semiconductor devices. Our RF power semiconductors enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications.

Over the past fiscal year, with the improvement in global economic conditions and the acquisition of Zilog, our revenues increased by 49.4% compared to fiscal 2010. The growth in revenues reflected increased sales in all product groups and to all major geographic areas. Similarly, our sales to all major market segments increased, as did our distribution revenues. The gross profit margin increase during fiscal 2011 was primarily due to higher production resulting in improved utilization of facilities, the sale of fully or partially reserved inventory and a shift in product mix towards higher margin products. Comparing the two years, both our selling, general and administrative expenses, or SG&A expenses, and our research, development and engineering expenses, or R&D expenses, increased, primarily because of increased customer orders and related product development and the acquisition of Zilog. In future periods, both our SG&A and R&D expenses are expected to continue at percentages of net revenues similar to recent historical experience.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates the reasonableness of its estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require that we make significant judgments and estimates in preparing our consolidated financial statements.

Revenue recognition. We sell to distributors and original equipment manufacturers. Approximately 55.3% of our revenues in fiscal 2011, 51.4% of our revenues in fiscal 2010 and 46.8% of our revenues in fiscal 2009 were from distributors. We provide some of our distributors with the following programs: stock rotation and ship and debit. Ship and debit is a sales incentive program for products previously shipped to distributors. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements and there are no remaining significant obligations. Our shipping terms are generally FOB shipping point. Reserves for allowances are also recorded at the time of shipment. Our management must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Our management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. We have visibility into inventory held by our distributors to aid in our reserve analysis. Different judgments or estimates would result in material differences in the amount and timing of our revenue for any period.

Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfer, typically upon shipment from our company, at which point we have a legally enforceable right to collection under normal payment terms. Under certain circumstances, where our management is not able to reasonably and reliably estimate the actual returns, revenues and costs relating to distributor sales are deferred until products are sold by the distributors to their end customers. Deferred amounts are presented net and included under accrued expenses and other liabilities.

We state our revenues, net of any taxes collected from customers that are required to be remitted to the various government agencies. The amount of taxes collected from customers and payable to government is included under accrued expenses and other liabilities. Shipping and handling costs are included in cost of sales.

Allowance for sales returns. We maintain an allowance for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we were to make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, to date our actual returns and allowances have not fluctuated significantly from period to period, and our returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for stock rotation. We also provide "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales in exchange for orders of an equal or greater amount. In the fiscal years ended March 31, 2011, 2010 and 2009, approximately $916,000, $1.2 million and $1.8 million, respectively, of products were returned to us under the program. We establish the allowance for all sales to distributors except in cases where the revenue recognition is deferred and recognized upon sale by the distributor of products to the end-customer. The allowance, which is management's best estimate of future returns, is based upon the historical experience of returns and inventory levels at the distributors. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. Should distributors increase stock rotations beyond our estimates, our statements would be adversely affected.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. We have no obligation to accept this request. However, it is our historical practice to allow some companies to obtain pricing adjustments for inventory held. We receive periodic statements regarding our products held by our distributors. Our distributors had approximately $13.5 million and $12.2 million in inventory of our products on hand at March 31, 2011 and 2010, respectively. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. At the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We believe that the analysis of these inputs enable us to make reliable estimates of future credits under the ship and debit program. This analysis requires the exercise of significant judgments. Our actual results to date have approximated our estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, our estimates might be insufficient, which could significantly adversely affect our operating results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to and deductions from our allowance for ship and debit during the three years ended March 31, 2011 (in thousands):

Balance March 31, 2008	$ 345
Additions	2,407
Deductions	(2,338)
Balance March 31, 2009	414
Additions	3,419
Deductions	(2,414)
Balance March 31, 2010	1,419
Additions	5,467
Deductions	(5,486)
Balance March 31, 2011	$ 1,400

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This allowance is reported on the balance sheet as part of the accounts receivable allowance and is included on the statement of operations as part of selling, general and administrative expenses. This allowance is based on historical losses and management's estimates of future losses.

Inventories. Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Our accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. As it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, our inventory is, therefore, valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. We review our standard costs on an as-needed basis but in any event at least once a year, and update them as appropriate to approximate actual costs. The authoritative guidance provided by FASB requires certain abnormal expenditures to be recognized as expenses in the current period instead of capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventories is dependent on our estimate of future demand as it relates to historical sales. If our projected demand is overestimated, we may be required to reduce the valuation of our inventories below cost. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. We also recognize a reserve based on known technological obsolescence, when appropriate. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different. For example, during the fourth quarter of fiscal 2009, we examined our inventory and as a consequence of the dramatic retrenchment in some of our markets, certain of our inventory that normally would not be considered excess was considered as such. Therefore, we booked additional charges of about $14.9 million to recognize this exposure.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not write it up when it is subsequently sold or scrapped. We do not physically segregate excess inventory nor do we assign unique tracking numbers to it in our accounting systems. Consequently, we cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, we are unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on our gross profit margin.

The following table provides information on our excess and obsolete inventory reserve charged against inventory at cost (in thousands):

Balance at March 31, 2008	$19,250
Sale of excess inventory	(515)
Scrap of excess inventory	(2,021)
Balance of excess inventory	16,714
Additional provision for excess inventory	17,983
Balance at March 31, 2009	34,697
Sale of excess inventory	(5,846)
Scrap of excess inventory	(1,867)
Balance of excess inventory	26,984
Additional provision for excess inventory	8,590
Balance at March 31, 2010	35,574
Sale of excess inventory	(9,618)
Scrap of excess inventory	(2,230)
Balance of excess inventory	23,726
Additional provision for excess inventory	5,710
Balance at March 31, 2011	$29,436

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, we do not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 10,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because our products do not quickly become obsolete, we expect to hold excess inventory for potential future sale for years. Consequently, we have no set time line for the sale or scrapping of excess inventory.

In addition, our inventory is also being written down to the lower of cost or market or net realizable value. We review our inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that our selling price is lower than current cost, inventory is marked down accordingly. At March 31, 2011 and 2010, our lower of cost or market reserve was $821,000 and $797,000, respectively.

Furthermore, we perform an annual inventory count and periodic cycle counts for specific parts that have a high turnover. We also periodically identify any inventory that is no longer usable and write it off.

Valuation of Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. The costs of acquired intangible assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, normally one to six years, and evaluated for impairment in accordance with the authoritative guidance provided by FASB. In addition, we apply accelerated amortization method on certain customer relationships based on our estimates of future revenues from these customers.

Goodwill and intangible assets with indefinite lives are carried at fair value and reviewed at least annually for impairment charge during the quarter ending March 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with the authoritative guidance provided by FASB. There are two steps in the determination of the impairment of goodwill. The first step compares the carrying amount of the net assets to the fair value of the reporting unit. The second step, if necessary, recognizes an impairment loss to the extent the carrying value of the reporting unit's net assets exceed the implied fair value of goodwill. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the reporting unit. During our annual impairment analysis in the fourth quarter of fiscal 2011, we concluded that the goodwill and the intangible assets associated with the acquisition of the acquired Leadis businesses were completely impaired. As a result, we recorded impairment charges of $304,000 and $398,000, respectively, to write off all the outstanding goodwill and the intangible assets of the acquired Leadis businesses.

We perform the impairment test on intangible assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. Impairment losses, if any, are measured as the amount by which the carrying values of the assets exceed their fair value and are recognized in operating results. If a useful life is determined to be shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

Income tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance reduces our deferred tax assets to the amount that management estimates is more likely than not to be realized. In determining the amount of the valuation allowance, we consider income over recent years, estimated future taxable income, feasible tax planning strategies, and other factors, in each taxing jurisdiction in which we operate. If we determine that it is more likely than not that we will not realize all or a portion of our remaining deferred tax assets, then we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that it is likely that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, then the related portion of the valuation allowance will reduce income tax expense. Significant management judgment is required in determining our provision for income taxes and potential tax exposures, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance, which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the need for a related valuation allowance are monitored on an ongoing basis.

Furthermore, computation of our tax liabilities involves examining uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on the two-step process as prescribed by the authoritative guidance provided by FASB. The first step is to evaluate the tax position for recognition by determining if there is sufficient available evidence to indicate if it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure and determine the approximate amount of the tax benefit at the largest amount that is more than 50% likely of being realized upon ultimate settlement with the tax authorities. It is inherently difficult and requires significant judgment to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reexamine these uncertain tax positions on a quarterly basis. This reassessment is based on various factors during the period including, but not limited to, changes in worldwide tax laws and treaties, changes in facts or circumstances, effectively settled issues under audit and any new audit activity. A change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Recent Accounting Pronouncements and Accounting Changes

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 2, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the fiscal years indicated and the percentage change in such data from year to year:

	Years Ended March 31,				
	2011 (000)	% Change	2010 (000)	% Change	2009 (000)
Net revenues	$363,273	49.4	$243,224	(11.1)	$273,552
Cost of goods sold	241,175	34.1	179,791	(13.4)	207,594
Gross profit	$122,098	92.5	$ 63,433	(3.8)	$ 65,958
Operating expenses:					
Research, development and engineering	$ 27,527	36.9	$ 20,112	0.9	$ 19,931
Selling, general and administrative	42,881	18.6	36,163	(4.7)	37,962
Amortization of acquisition-related intangible assets	6,937	277.2	1,839	11.4	1,651
Restructuring charges	759	(53.0)	1,614	nm	—
Impairment charges	702	nm	—	(100.0)	6,440
Total operating expenses	$ 78,806	31.9	$ 59,728	(9.5)	$ 65,984

nm — not meaningful

The following table sets forth selected statement of operations data as a percentage of net revenues for the fiscal years indicated. These historical operating results may not be indicative of the results for any future period.

	Years Ending March 31,		
	2011 % of Net Revenues	2010 % of Net Revenues	2009 % of Net Revenues
Net revenues	100.0	100.0	100.0
Cost of goods sold	66.4	73.9	75.9
Gross profit	33.6	26.1	24.1
Operating expenses:			
Research, development and engineering	7.6	8.3	7.3
Selling, general and administrative	11.8	14.9	13.9
Amortization of acquisition-related intangible assets	1.9	0.7	0.6
Restructuring charges	0.2	0.7	—
Impairment charges	0.2	—	2.3
Total operating expenses	21.7	24.6	24.1
Operating income	11.9	1.5	0.0
Other income (expense), net	(0.1)	(0.5)	1.3
Income before income tax	11.8	1.0	1.3
Provision for income tax	(1.7)	(1.2)	(2.5)
Net income (loss)	10.1	(0.2)	(1.2)

The following table sets forth the revenues for each of our product groups for fiscal 2011, 2010 and 2009:

Revenues

	Year Ended March 31,				
	2011	% Change	2010	% Change	2009
	(000)		(000)		(000)
Power semiconductors	$252,892	43.9	$175,699	(19.0)	$216,836
ICs	83,225	72.1	48,372	50.1	32,236
Systems and RF power semiconductors	27,156	41.8	19,153	(21.8)	24,480
Total	$363,273	49.4	$243,224	(11.1)	$273,552

The following tables set forth the average selling prices, or ASPs, and units for fiscal 2011, 2010 and 2009:

Average Selling Prices

	Year Ended March 31,				
	2011	% Change	2010	% Change	2009
Power semiconductors	$ 1.91	(17.0)	$ 2.30	(13.5)	$ 2.66
ICs(1)	$ 0.91	24.7	$ 0.73	(6.4)	$ 0.78
Systems and RF power semiconductors	$25.79	18.2	$21.81	(4.5)	$22.84

(1) $3.4 million and $1.1 million in royalty revenues were excluded from the calculation of the ASP of ICs in fiscal 2011 and 2010, respectively.

Units

	Year Ended March 31,				
	2011	% Change	2010	% Change	2009
	(000)		(000)		(000)
Power semiconductors	132,148	72.6	76,557	(6.1)	81,498
ICs	87,790	36.5	64,292	55.0	41,468
Systems and RF power semiconductors	1,053	19.9	878	(18.1)	1,072
Total	220,991	55.9	141,727	14.3	124,038

From fiscal 2010 to fiscal 2011, net revenues increased by $120.0 million, or 49.4%, with the improvement in economic conditions and the Zilog acquisition. The increase was across all product groups and reflected an increase of $77.2 million, or 43.9%, in the sale of power semiconductors, an increase of $34.9 million, or 72.1%, in the sale of ICs and an increase of $8.0 million, or 41.8%, in the sale of systems and RF power semiconductors.

The increase in power semiconductors included a $48.2 million increase in the sale of bipolar products, primarily to the industrial and commercial market, and a $26.8 million increase in the sale of MOSFET products, principally to the consumer products market and the industrial and commercial market. The increase in revenues from the sale of ICs was primarily driven by the acquisition of Zilog and a $4.5 million increase in the sale of SSRs to the telecom market, offset by a decrease of $4.3 million in the sale of display driver ICs. Revenues from the sale of systems and RF power semiconductors increased primarily due to a $6.7 million increase in the sale of subassemblies to the industrial and commercial market.

In fiscal 2011 as compared to fiscal 2010, the changes in the ASPs of power semiconductors and the systems and RF power semiconductors were due to changes in the mix of products sold. The ASP of power semiconductors declined as sales to the medical market become a smaller proportion of our revenues. The ASP of systems and RF power semiconductors increased with the increased sales of subassemblies. The ASP of ICs increased as a result of the addition of microcontroller product sales from the Zilog division acquired towards the end of fiscal 2010.

From fiscal 2010 to fiscal 2011, IC unit growth was principally due to shipments of Zilog microcontrollers and shipments of SSRs, whereas in power semiconductors the unit growth was broad-based. The unit increase in systems and RF power semiconductors was primarily due to increased shipments of subassemblies.

The 11.1% decline in net revenues from fiscal 2009 to fiscal 2010 reflected a $41.0 million, or 19.0%, decrease in the sale of power semiconductors and a $5.3 million, or 21.8%, decrease in the sale of systems and RF power semiconductors, offset by an increase of $16.0 million, or 50.1%, in the sales of ICs.

The decrease in power semiconductors was broad-based across all major product lines, and included a $28.7 million decline in the sale of bipolar products and a $12.3 million decline in sales of MOSFET products, principally in the consumer products market and the industrial and commercial market. The revenues from the sale of systems and RF power semiconductors decreased primarily due to a decrease of $4.3 million in the sale of subassemblies to the industrial and commercial market. The increase in revenues from ICs was principally due to the acquisition of the display driver IC product line from Leadis Technology, Inc. and the acquisition of Zilog.

The decrease in the ASPs of power semiconductors in fiscal 2010 as compared to fiscal 2009 was primarily due to a change in the mix of products sold and declining prices in Europe, which resulted from market conditions in the first two quarters of the fiscal year. The decline in the ASPs of systems and RF power semiconductors was principally due to a decline in the revenues from the sale of the higher priced subassemblies that was larger than the decline in the revenues from the sale of lower-priced RF power semiconductors. The decrease in ASPs of ICs was largely due to the addition of the lower priced display driver product line from Leadis during fiscal 2010.

In fiscal 2010 as compared to fiscal 2009, the decline in shipments of power semiconductors was primarily due to reduced shipments of bipolar products, principally to the industrial and commercial market. In systems and RF power semiconductors, the unit decline was principally caused by reduced shipments of RF power semiconductors. In ICs, the unit growth was primarily because of increased shipments of display driver ICs to the consumer products market, increased shipments of SSRs, primarily to the industrial and commercial market, and the shipment of microcontrollers after the acquisition of Zilog.

For fiscal 2011, sales to customers in the United States represented approximately 28.1%, and sales to international customers represented approximately 71.9%, of our net revenues. Of our international sales in fiscal 2011, approximately 48.6% were derived from sales in Europe and the Middle East, approximately 46.0% were derived from sales in Asia and approximately 5.4% were derived from sales in Canada and the rest of the world.

By comparison, for fiscal 2010, sales to customers in the United States represented approximately 29.8%, and sales to international customers represented approximately 70.2%, of our net revenues. Of our international sales in fiscal 2010, approximately 47.4% were derived from sales in Europe and the Middle East, approximately 46.5% were derived from sales in Asia and approximately 6.1% were derived from sales in Canada and the rest of the world.

For fiscal 2009, sales to customers in the United States represented approximately 28.6%, and sales to international customers represented approximately 71.4%, of our net revenues. Of our international sales in fiscal 2009, approximately 57.2% were derived from sales in Europe and the Middle East, approximately 33.8% were derived from sales in Asia and approximately 9.0% were derived from sales in Canada and the rest of the world.

From fiscal 2010 to fiscal 2011, we experienced sales growth in all major geographic areas including the U.S., Europe and the Middle East, and the Asia Pacific area. Our sales to the telecom market, the consumer products market and the industrial and commercial market increased significantly, whereas our sales to the medical market increased modestly.

From fiscal 2009 to fiscal 2010, we experienced substantial growth in sales in China, primarily through the sale of display driver ICs to the consumer products market, offset by declines in revenues across all the major European countries and in the United States, India and Malaysia. The decline in Europe was primarily due to reduced revenues from the industrial and commercial market; the decline in the United States was primarily due to curtailed revenues from the medical market and the industrial and commercial market; the decline in revenues in India was principally due to lower shipments of thyristor products to the industrial and commercial market; and the decline in Malaysia was primarily due to a decrease in revenues from the medical market.

In fiscal 2011, two distributors accounted for 11.9% and 11.8% of our net revenues, respectively. In fiscal 2010, one distributor accounted for 10.9% of our net revenues. In fiscal 2009, none of our customers accounted for more than 10% of our net revenues.

In each of the last three fiscal years, our revenues were reduced by allowances for sales returns, stock rotations and ship and debit. See "Critical Accounting Policies and Significant Management Estimates" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross Profit.

From fiscal 2010 to fiscal 2011, gross profit increased by $58.7 million and the gross profit margin increased from 26.1% to 33.6%. The $120.0 million, or 49.4%, increase in net revenues in fiscal 2011 resulted in higher gross profit as compared to fiscal 2010. The increase in gross profit margin during fiscal 2011 was primarily due to higher production resulting in improved utilization of facilities, the sale of fully or partially reserved inventory and a shift in product mix towards higher margin products. In fiscal 2011, we released $3.9 million of our excess inventory reserve as a result of the sale of fully or partially reserved inventory; whereas in fiscal 2010, we added $2.5 million to our reserve for excess inventory.

From fiscal 2009 to fiscal 2010, gross profit decreased by $2.5 million, whereas the gross profit margin increased from 24.1% to 26.1%. The decline in the gross profit dollars was principally because of reduced revenues as a result of the global economic downturn and because of changes in product mix, as sales to the higher margin medical market decreased and sales to the lower margin consumer products market increased, offset by a reduction in the write-down of inventories. The gross profit margin increase was mainly due to a reduction in the write-down of excess inventory. In fiscal 2010, we added $2.5 million to our reserve for excess inventory; while in fiscal 2009, we added $17.5 million to our reserve for excess inventory.

In each of the last three years, our gross profit and gross profit margin were positively affected by the utilization and sale of excess inventory, which had previously been written down. See "Critical Accounting Policies and Significant Management Estimates — Inventories" elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research, Development and Engineering.

Research, development and engineering, or R&D, expenses typically consist of internal engineering efforts for product design and development. From fiscal 2010 to fiscal 2011, R&D expenses increased by $7.4 million and decreased from 8.3% to 7.6% as a percentage of net revenues. The decrease in the percentage of R&D expenses was primarily due to the increase in net revenues. The increase in R&D spending in dollars was principally caused by the acquisition of Zilog in the last quarter of fiscal year 2010, which resulted in increased R&D headcount and expenses in fiscal 2011 as compared to fiscal 2010. From fiscal 2009 to fiscal 2010, R&D expenses increased slightly by $181,000 and increased from 7.3% to 8.3% as a percentage of net revenues. The increase in the percentage was primarily due to a decrease in net revenues.

Selling, General and Administrative.

In fiscal 2011 as compared to fiscal 2010, SG&A expenses increased by $6.7 million and decreased from 14.9% to 11.8% as a percentage of net revenues. The reduction in the percentage resulted from increased net revenues. Expressed in dollars, the increase was primarily due to the acquisition of Zilog, as well as higher commission expenses incurred because of increased revenues. In fiscal 2010 as compared to fiscal 2009, selling, general and administrative expenses decreased by $1.8 million and increased from 13.9% to 14.9% as a percentage of net revenues. The decrease was principally due to a decline in sales and marketing expenses of $4.4 million, consistent with the decreased revenues, offset by an increase in finance and administration expenses, or F&A expenses, of $2.6 million. The increase in F&A expenses resulted from an increase of $1.5 million in professional and consulting expense, incurred mainly because of acquisitions, and $1.7 million of additional F&A expenses arising from the acquired businesses, offset by a $709,000 reversal of an employee payment accrual at our Germany division in compliance with local laws.

Amortization of Acquisition-Related Intangible Assets.

We recorded certain intangible assets during fiscal 2010 in connection with the acquisitions of Zilog and the display and LED driver businesses from Leadis. These assets are amortized based upon their estimated useful lives that range from 12 months to 72 months. For fiscal 2011 and fiscal 2010, amortization expenses on acquisition-related intangible assets were $6.9 million and $1.8 million, respectively. In fiscal 2009, our amortization expense was $1.7 million, primarily related to the acquisition of Reaction Technology Inc. The increase in amortization expense in fiscal 2011 is due to the acquisition of Zilog during the fourth quarter of fiscal 2010, which resulted in an entire year of amortization in fiscal 2011 as compared to approximately five weeks of amortization in fiscal 2010. See Note 7, "Goodwill and Intangible Assets" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further discussion regarding acquisition-related intangible assets.

Restructuring Charges.

In the quarter ended September 30, 2009, we initiated plans to restructure our European manufacturing and assembly operations to align them to prevailing market conditions. The plans primarily involved the termination of employees and consolidation of certain positions. The restructuring charges recorded in conjunction with the plan represented severance costs and have been included under "Restructuring charges" in our consolidated statements of operations. Implementation of the plan continued into fiscal 2011.

During the quarter ended December 31, 2010, we relocated the Zilog employees to our headquarters in Milpitas and vacated the facility in San Jose, California, as a part of our integration plan to reduce costs. As a result, we included a charge of $659,000 in our consolidated statements of operations for future costs that will continue to be incurred during the remaining term of the San Jose lease.

As a consequence of these restructuring actions, we incurred restructuring charges of $759,000 and $1.6 million in fiscal 2011 and 2010, respectively. The restructuring accruals as of March 31, 2011 and 2010 were included under "Accrued expenses and other liabilities" on our consolidated balance sheets. See Note 16, "Restructuring Charges" in the Notes to Consolidated Financial Statements of this Form 10-K.

Impairment Charges.

For fiscal 2011, we performed an assessment of the impairment of goodwill at the reporting unit level that considered current economic conditions and trends, estimated future operating results and anticipated future economic conditions. After completing our review, we concluded that the goodwill and intangible assets associated with the Leadis reporting unit were fully impaired. As a result, we wrote off all of the outstanding goodwill and intangible assets related to the acquisition and recorded impairment charges of $702,000. For fiscal 2010, we concluded that our goodwill and intangible assets were not impaired.

In fiscal 2009, our assessment of the impairment of goodwill identified several factors that led to a reduction in forecasted cash flows, including, among others, lower than expected performance of reporting units carrying goodwill and current economic conditions. After completing the first and the second step in the goodwill impairment analysis, we concluded that the entire goodwill balance of the three reporting units that had goodwill recorded should be impaired. Consequently, we recorded a charge of $6.4 million for fiscal 2009.

See Note 7, "Goodwill and Intangible Assets" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further discussion regarding impairment testing.

Other Income (Expense), Net.

In fiscal 2011, interest expense, net was $1.2 million as compared to interest expense, net of $1.2 million in fiscal 2010 and $666,000 in fiscal 2009. The increase in interest expense, net in fiscal 2011 and 2010 as compared to fiscal 2009 was primarily caused by lower interest rates on our cash balances and by interest expense on our $15.0 million borrowing from BOW. See Note 8, "Borrowing Arrangements" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further information regarding the credit agreement with BOW.

In fiscal 2011, other income, net was $836,000 as compared to other expense, net of $141,000 in fiscal 2010 and other income, net of $4.3 million in fiscal 2009, respectively. The change from other expense, net in fiscal 2010 to other income, net in fiscal 2011 was primarily due to investment earnings and gains associated with changes in exchange rates applied to foreign currency transactions. The change from other income, net in fiscal 2009 to other expense, net in fiscal 2010 was primarily due to losses from changes in exchange rates applied to foreign currency transactions.

Provision for Income Taxes.

In fiscal 2011, the provision for income taxes reflected an effective tax rate of 15% as compared to 129% in fiscal 2010 and 194% in fiscal 2009. The fiscal 2011 tax rate reflected a benefit of 19% related to the release of valuation allowances that had been applied against domestic deferred tax assets, which principally consist of net operating loss carry forwards. The fiscal 2010 tax rate resulted from taxable income recognized in higher tax rate jurisdictions and a loss recognized in a lower tax rate jurisdiction. The income tax provision in fiscal 2009 principally resulted from increases in valuation allowances on certain deferred tax assets and the impact of the impairment of our goodwill, which is not deductible for tax purposes. See Note 17, "Income Taxes" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further discussion regarding impairment testing.

Liquidity and Capital Resources

At March 31, 2011, cash and cash equivalents were $75.4 million as compared to $60.5 million at March 31, 2010 and $55.4 million at March 31, 2009. In fiscal 2011 and 2009, the cash generated by our operations provided sufficient liquidity for our needs. In fiscal 2010, our liquidity needs expanded and we borrowed $15.0 million to supplement the cash generated by operations.

Our cash provided by operating activities in fiscal 2011 was $33.9 million as compared to $29.2 million in fiscal 2010 and $21.6 million in fiscal 2009. For fiscal 2011 as compared to fiscal 2010, the increase in cash provided by operating activities of $4.7 million was primarily due to an increase of $40.5 million in net income (loss) and total adjustments to reconcile net income (loss), offset by a decrease of $35.8 million in net changes in operating assets and liabilities.

Changes in assets and liabilities for fiscal 2011 compared to fiscal 2010 included the following: Accounts receivables increased due to higher revenues and inventory purchases increased to meet our production plans.

For fiscal 2010 as compared to fiscal 2009, the increase in cash provided by operating activities of $7.6 million was primarily due to an increase of $28.9 million in net changes in operating assets and liabilities, offset by a decrease of $21.3 million in net loss and total adjustments to reconcile net loss.

Changes in assets and liabilities for fiscal 2010 compared to fiscal 2009 included the following: Inventories decreased due to reduced inventory purchases and accounts receivable increased due to higher revenues in the fourth quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009.

We used $8.9 million in net cash for investing activities during fiscal 2011, as compared to $36.3 million in fiscal 2010 and $5.9 million in fiscal 2009. In fiscal 2011, we spent $8.9 million on capital expenditures. In fiscal 2010, we spent $30.6 million on business combinations and $5.1 million on capital expenditures. In fiscal 2009, we spent $8.8 million on capital expenditures. Over the past three fiscal years, the capital expenditures were principally for equipment required to increase our production capacity.

For fiscal 2011, net cash used in financing activities was $11.4 million, as compared to net cash provided by financing activities of $11.8 million in fiscal 2010 and net cash used in financing activities of $12.8 million in fiscal 2009. In fiscal 2011, we used $8.4 million for repayments of loans, $4.0 million to purchase treasury stock and $3.1 million for principal repayments on capital lease obligations, offset by proceeds from employee equity plans of $3.9 million. In fiscal 2010, we borrowed $15.0 million and received $1.3 million through employee equity plans, offset by $4.0 million for principal repayments on capital lease obligations and $1.3 million for repayments of loans. In fiscal 2009, we used $7.5 million for the purchase of treasury stock, $4.7 million for principal repayments on capital lease obligations, $3.2 million for the payment of dividends to stockholders and $1.9 million for repayments of loans, offset by proceeds from employee equity plans of $3.6 million.

At March 31, 2011, capital lease obligations and loans payable totaled $32.7 million. This represented 43.3% of our cash and cash equivalents and 14.2% of our stockholders' equity. Over the past three fiscal years, satisfying our payment obligations for capital leases and loans payable did not materially affect our ability to fund our operating needs.

We are obligated on a €6.2 million, or $8.7 million, loan. The loan has a remaining term of 9 years, ending in June 2020, and bears a variable interest rate, which is dependent upon the current Euribor rate and the ratio of indebtedness to cash flow for the German subsidiary. Each fiscal quarter a principal payment of €167,000, or about $235,000, and a payment of accrued interest is required. Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2011, we had complied with the financial covenants. The loan is collateralized by a security interest in the facility in Lampertheim, Germany.

On August 2, 2007, we completed the purchase of a building in Milpitas, California. We moved our corporate office and a facility for operations to this location in January 2008. In connection with the purchase, we assumed a loan, secured by the building, of $7.5 million. The loan bore interest at the rate of 7.455% per annum. Monthly payments of principal and interest of $56,000 were due under the loan. In addition, monthly impound payments aggregating $14,000 were made for items such as real property taxes, insurance and capital expenditures. The remaining balance of the loan was paid in full on February 1, 2011.

On November 13, 2009, we entered into a credit agreement for a revolving line of credit with BOW. Under the original terms we could borrow up to $15.0 million and all amounts owed under the credit agreement were due and payable on October 31, 2011. On December 29, 2010, we entered into an amendment with BOW to increase the line of credit to $20.0 million and to extend the expiration date to October 31, 2013. Borrowings may be repaid and re-borrowed during the term of the credit agreement. The obligations are guaranteed by two of our subsidiaries. At March 31, 2011, the outstanding principal balance under the credit agreement was $15.0 million. The credit agreement is subject to a set of financial covenants, including minimum effective tangible net worth, the ratio of cash, cash equivalents and accounts receivable to current liabilities, profitability, a ratio of EBITDA to interest expense and a minimum amount of U.S. domestic cash on hand. At March 31, 2011, we complied with all of these financial covenants. See Note 8, "Borrowing Arrangements" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further information regarding the credit agreement. The credit agreement also includes a $3.0 million letter of credit subfacility. See Note 18, "Commitment and Contingencies" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further information regarding the terms of the subfacility.

Additionally, we maintain three defined benefit pension plans: one in the United Kingdom, one in Germany and one in the Philippines. Benefits are based on years of service and the employees' compensation. We either deposit funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, banks or trustees or we accrue for the unfunded portion of the obligations. The United Kingdom and German plans have been curtailed. As such, the plans are closed to new entrants and no credit is provided for additional periods of service. The total pension liability accrued for the United Kingdom and German plans at March 31, 2011 was $14.5 million. The Philippines plan is overfunded and the overfunding of $330,000 at March 31, 2011 is included under "Other assets" on our consolidated balance sheets. See Note 9, "Pension Plans" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for a discussion of the investment return assumptions, the underlying estimates and the expected future cash flows associated with the pension plans.

As of March 31, 2011, we had $75.4 million in cash and cash equivalents. We believe that our cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash requirements for the next 12 months. Our liquidity could be negatively affected by a decline in demand for our products, increases in the cost of materials or labor, investments in new product development or one or more acquisitions. We occasionally use forward and option contracts in the normal course of business to manage our foreign currency exchange risks. We did not have any open foreign exchange forward and option contracts at March 31, 2011. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

Disclosures about Contractual Obligations and Commercial Commitments

Details of our contractual obligations and commitments as of March 31, 2011 to make future payments under contracts are set forth below (in thousands):

	Payments Due by Period				
Contractual Obligations(1)(2)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long term debt	$24,770	$ 1,352	$17,544	$1,880	$3,994
Capital lease obligations(3)	8,260	3,060	3,814	1,386	—
Operating lease obligations	9,224	2,526	1,957	1,291	3,450
Other purchase obligations(4)	29,560	11,195	18,347	18	—
Total	$71,814	$18,133	$41,662	$4,575	$7,444

(1) Contractual obligations shown in the table above exclude benefit payments to participants of our defined benefit pension plans. We summarize the estimated benefit payments to be made by the plans over the next ten years in Note 9, "Pension Plans" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. The table also excludes contributions we made to defined benefit pension plans and our defined contribution plan. Our future contributions to these plans depend on many uncertain factors including future returns on the defined benefit plan assets and the amount and timing of employee and discretionary employer contributions to the defined contribution plan. We provide additional information about our defined benefit pension plans and our defined contribution plan, in Note 14, "Employee Savings and Retirement Plan" and Note 9, "Pension Plans" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

(2) We are unable to reliably determine the timing of future payments related to some of our uncertain tax positions. Therefore, $8.8 million of income taxes payable has been excluded from the table above. However, long term income taxes payable, included on our consolidated balance sheet, includes these uncertain tax payments.

(3) Includes anticipated interest payments. The capital lease obligations of $8.3 million include interest payments totaling $379,000.

(4) Represents commitments for the purchase of inventory and property and equipment. These were not recorded as liabilities on our consolidated balance sheet as of March 31, 2011, as we had not yet received the related goods or taken title to the property.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various risks, including fluctuations in interest and foreign currency rates. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risks, credit risks and legal risks that are not discussed or quantified in the following analyses.

Other than some immaterial investments, we currently keep our funds in accounts and instruments that, for accounting purposes, are cash and cash equivalents and do not carry interest rate risk to the fair market value of principal. We may, in the future, choose to place our funds in investments in high quality debt securities, potentially consisting of debt instruments of the United States or state or local governments or investment grade corporate issuers. Investments in both fixed and floating rate securities have some degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by increases in interest rates. Floating rate securities may produce less income than anticipated if interest rates fall. As a result, changes in interest rates could cause us to incur losses in principal if we are forced to sell securities that have declined in market value or may result in lower than anticipated investment income.

We intend to manage our exposure to interest rate, market and credit risk in any investment portfolio with investment policies and procedures that limit such things as term, credit rating and the amount of credit exposure to any one issue, issuer and type of instrument. We have not used derivative financial instruments in any investment portfolio.

The impact on the fair market value of our cash equivalents and our earnings from a hypothetical 100 basis point adverse change in interest rates as of the end of fiscal 2011 would have had the effect of reducing our net income by an amount less than $1.0 million. As our cash and cash equivalents have historically been held in accounts and instruments where the principal was not subject to interest rate risk and our cash and cash equivalents exceeded our variable rate borrowings, this sensitivity analysis was accomplished by offsetting our variable rate borrowings against our cash and cash equivalents and then estimating the impact of a 100 basis point reduction in interest rates on such adjusted cash balances.

We have interest rate risk from a €6.2 million, or approximately $8.7 million, loan taken by IXYS Semiconductor GmbH, a German subsidiary of IXYS, from IKB Deutsche Industriebank, which has a remaining term of about 9 years.

The interest rate on the loan is determined by adding the then effective three month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for our German subsidiary. In June 2010, we entered into an interest rate swap agreement commencing June 30, 2010. The swap agreement has a fixed interest rate of 1.99% and expires on June 30, 2015.

In addition, we have interest rate risk from a $20.0 million revolving line of credit with BOW. Borrowings may be repaid and re-borrowed during the term of the credit agreement. The obligations are guaranteed by two of our subsidiaries. All amounts owed under the credit agreement are due and payable on October 31, 2013. At March 31, 2011, the outstanding principal balance under the credit agreement was $15.0 million.

The credit agreement provides different interest rate alternatives under which we may borrow funds. We may elect to borrow based on LIBOR plus a margin, an alternative base rate plus a margin or a floating rate plus a margin. The margin can range from 1.5% to 3.25%, depending on interest rate alternatives and on our leverage of liabilities to effective tangible net worth. Currently, a six-month LIBOR commitment is in effect, resulting in an interest rate, inclusive of BOW's margin, of 3.25%.

Revenues from our foreign subsidiaries were approximately 44.9% of total revenues in fiscal 2011. These revenues mainly come from our German and UK subsidiaries and are primarily denominated in Euros and British pounds, respectively. Our risk to European currencies is partially offset by the natural hedge of manufacturing and selling goods in the local currency. Our foreign subsidiaries also incur most of their expenses in the local currency. Our principal foreign subsidiaries use their respective local currencies as their functional currency.

Although from time to time we enter into a limited number of foreign exchange forward or option contracts to help manage foreign currency exchange risk associated with certain of our operations, we do not generally hedge foreign currency exchange rates. The foreign exchange forward or option contracts we have entered into generally have original maturities ranging from one to six months. We do not enter into these contracts for trading purposes and do not expect gains or losses on these contracts to have a material impact on our financial results.

A hypothetical 10% adverse fluctuation in the exchange rate between the Euro and the U.S. dollar and the exchange rate between the British pound and the U.S. dollar would have had the effect of reducing our net income as of the end of fiscal 2011 by an amount less than $1.0 million. Because of the operation of our principal foreign units in their own functional currencies, this sensitivity analysis was undertaken by examining the net income or loss of the foreign units incorporated into our statement of operations and testing the impact of the hypothetical change in exchange rates on such income or loss. The hypothetically derived net income or loss of the foreign units was then calculated with our statement of operations data to derive the hypothetical impact on our net loss. Additionally, the impact of the hypothetical change in exchange rates on the balance sheets of our principal foreign units was examined and the hypothetical transaction effects, using normal accounting practices, were incorporated into the analysis.

It is likely that our future financial results could be directly affected by changes in foreign currency exchange rates. We will continue to face foreign currency exchange risks in the future. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. In addition, a strengthening of the U.S. dollar, the Euro or the British pound could make our products less competitive in foreign markets.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
IXYS Corporation
Milpitas, California

We have audited the accompanying consolidated balance sheets of IXYS Corporation as of March 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IXYS Corporation at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IXYS Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 8, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

San Francisco, California
June 8, 2011

IXYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2011	March 31, 2010
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 75,406	$ 60,524
Restricted cash	593	813
Accounts receivable, net of allowances of $3,478 at March 31, 2011 and $3,466 at March 31, 2010	55,222	47,158
Inventories	75,839	65,583
Prepaid expenses and other current assets	8,285	5,417
Deferred income taxes	10,660	10,467
Total current assets	226,005	189,962
Property, plant and equipment, net	52,311	47,878
Intangible assets, net	7,674	15,013
Goodwill	6,448	6,752
Deferred income taxes	24,774	19,899
Other assets	7,977	6,435
Total assets	$325,189	$285,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capitalized lease obligations	$ 2,860	$ 2,845
Current portion of loans payable	1,352	8,434
Accounts payable	16,892	17,762
Accrued expenses and other current liabilities	22,938	25,641
Total current liabilities	44,042	54,682
Other long term liabilities	8,934	6,233
Capitalized lease obligations, net of current portion	5,021	1,696
Long term loans, net of current portion	23,418	24,371
Pension liabilities	14,545	15,822
Total liabilities	95,960	102,804
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value:		
Authorized: 80,000,000 shares; 37,352,509 issued and 31,452,922 outstanding at March 31, 2011 and 36,796,751 issued and 31,335,764 outstanding at March 31, 2010	374	368
Additional paid-in capital	190,805	183,242
Treasury stock, at cost: 5,899,587 common shares at March 31, 2011 and 5,460,987 common shares at March 31, 2010	(49,667)	(45,662)
Retained earnings	79,954	43,307
Accumulated other comprehensive income	7,763	1,880
Total stockholders' equity	229,229	183,135
Total liabilities and stockholders' equity	$325,189	$285,939

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Net revenues	$363,273	$243,224	$273,552
Cost of goods sold	241,175	179,791	207,594
Gross profit	122,098	63,433	65,958
Operating expenses:			
Research, development and engineering	27,527	20,112	19,931
Selling, general and administrative	42,881	36,163	37,962
Amortization of acquisition-related intangible assets	6,937	1,839	1,651
Restructuring charges	759	1,614	—
Impairment charges	702	—	6,440
Total operating expenses	78,806	59,728	65,984
Operating income (loss)	43,292	3,705	(26)
Other income (expense):			
Interest income	285	426	1,098
Interest expense	(1,513)	(1,656)	(1,764)
Other income (expense), net	836	(141)	4,256
Income before income tax provision	42,900	2,334	3,564
Provision for income tax	(6,253)	(3,011)	(6,913)
Net income (loss)	$ 36,647	$ (677)	$ (3,349)
Net income (loss) per share			
Basic	$ 1.17	$ (0.02)	$ (0.11)
Diluted	$ 1.14	$ (0.02)	$ (0.11)
Cash dividends per share	$ —	$ —	$ 0.10
Weighted average shares used in per share calculation			
Basic	31,235	31,005	31,087
Diluted	32,008	31,005	31,087

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Common Stock and Additional Paid-In Capital						
	Shares	Amount	Treasury Shares	Treasury Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, March 31, 2008	35,404	$170,397	4,318	$(37,918)	$50,494	$ 17,256	$200,229
Components of comprehensive loss, net of tax							
Net loss	—	—	—	—	(3,349)	—	(3,349)
Other comprehensive loss	—	—	—	—	—	(15,286)	(15,286)
Total comprehensive loss	—	—	—	—	—	—	(18,635)
Stock-based compensation	—	2,816	—	—	—	—	2,816
Proceeds from sale of shares through employee equity incentive plans, related excess tax benefits and others	651	4,699	—	—	—	—	4,699
Purchase of treasury stock	—	—	1,103	(7,456)	—	—	(7,456)
Payment of dividend to stockholders	—	—	—	—	(3,161)	—	(3,161)
Balances, March 31, 2009	36,055	177,912	5,421	(45,374)	43,984	1,970	178,492
Components of comprehensive loss, net of tax							
Net loss	—	—	—	—	(677)	—	(677)
Other comprehensive loss	—	—	—	—	—	(90)	(90)
Total comprehensive loss	—	—	—	—	—	—	(767)
Stock-based compensation	—	3,160	—	—	—	—	3,160
Proceeds from sale of shares through employee equity incentive plans, related excess tax benefits and others	742	2,538	—	—	—	—	2,538
Purchase of treasury stock	—	—	40	(288)	—	—	(288)
Balances, March 31, 2010	36,797	183,610	5,461	(45,662)	43,307	1,880	183,135
Components of comprehensive income, net of tax							
Net income	—	—	—	—	36,647	—	36,647
Other comprehensive income	—	—	—	—	—	5,883	5,883
Total comprehensive income	—	—	—	—	—	—	42,530
Stock-based compensation	—	3,398	—	—	—	—	3,398
Proceeds from sale of shares through employee equity incentive plans, related excess tax benefits and others	556	4,171	—	—	—	—	4,171
Purchase of treasury stock	—	—	439	(4,005)	—	—	(4,005)
Balances, March 31, 2011	37,353	$191,179	5,900	$(49,667)	$79,954	$ 7,763	$229,229

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 36,647	$ (677)	$ (3,349)
Adjustments to reconcile net income (loss) to net cash provided by operating activities net of assets acquired and liabilities assumed:			
Depreciation and amortization	18,059	13,386	14,547
Provision for receivables allowances	8,534	4,864	5,951
Write down of goodwill and other intangibles	702	—	6,440
Net change in inventory provision	(4,395)	2,059	17,110
Stock-based compensation	3,398	3,160	2,816
Foreign currency adjustments on intercompany amounts	3,442	(101)	1,040
Deferred income taxes	(5,398)	(1,358)	(2,259)
Tax benefit from employee equity incentive plans	(305)	(1,219)	(1,132)
Loss (gain) on disposal of plant and equipment	217	(364)	(54)
Loss (gain) on investments	(358)	249	227
Changes in operating assets and liabilities, net of business acquired:			
Accounts receivable	(15,279)	(12,182)	2,346
Inventories	(3,403)	12,305	(16,996)
Prepaid expenses and other current assets	488	2,849	(1,769)
Other assets	(889)	236	45
Accounts payable	(1,407)	2,814	(4,969)
Accrued expenses and other liabilities	(5,608)	3,201	2,059
Pension liabilities	(578)	(56)	(473)
Net cash provided by operating activities	33,867	29,166	21,580
Cash flows from investing activities:			
Change in restricted cash	220	(413)	484
Purchase of businesses, net of cash and cash equivalents acquired	—	(30,631)	(420)
Purchases of investments	(561)	(618)	(1,067)
Purchases of plant and equipment	(8,855)	(5,142)	(8,775)
Proceeds from sale of investments	255	506	3,570
Proceeds from sale of fixed assets	—	42	334
Net cash used in investing activities	(8,941)	(36,256)	(5,874)
Cash flows from financing activities:			
Principal payments on capital lease obligations	(3,120)	(3,961)	(4,657)
Repayments of loans	(8,058)	(1,272)	(1,897)
Proceeds from loans	—	15,000	—
Repayments of notes	(389)	(242)	(278)
Tax benefit from employee equity incentive plans	305	1,219	1,132
Payment of dividend to stockholders	—	—	(3,161)
Purchases of treasury stock	(4,005)	(288)	(7,456)
Proceeds from employee equity plans	3,866	1,319	3,567
Net cash provided by (used in) financing activities	(11,401)	11,775	(12,750)
Effect of exchange rate fluctuations on cash and cash equivalents	1,357	398	(4,129)
Net increase (decrease) in cash and cash equivalents	14,882	5,083	(1,173)
Cash and cash equivalents at beginning of the year	60,524	55,441	56,614
Cash and cash equivalents at end of the year	$ 75,406	$ 60,524	$ 55,441
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 1,045	$ 1,629	$ 1,714
Cash paid during the period for income taxes	$ 14,238	$ 1,760	$ 4,120
Supplemental disclosure of noncash investing and financing activities			
Fixed assets acquired under capital leases and loans	$ 4,780	$ —	$ 2,543

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

We design, develop, manufacture and market power semiconductors, digital and analog integrated circuits, or ICs, and systems and radio frequency, or RF, power semiconductors.

Power semiconductors are used primarily in controlling energy in motor drives, power conversion including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, and medical electronics. Our power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. Our target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on high power semiconductors. Our power semiconductors include power metal oxide silicon field effect transistors, or Power MOSFETs, insulated gate bipolar transistors, or IGBTs, thyristors and rectifiers, including fast recovery epitaxial diodes, or FREDs. Our ICs include solid state relays, or SSRs, for telecommunications applications and power management and control ICs, such as current regulators, motion controllers, digital power modulators and drivers, and microcontrollers such as embedded flash microcontrollers and core 8-bit microcontrollers and microprocessors. Our systems include laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes know as stacks, that are principally based on our high power semiconductor devices.

We sell products in North America, Europe and Asia through an organization that includes direct sales personnel, independent representatives and distributors. We are headquartered in Northern California with principal operations in California, Massachusetts, Germany, the Philippines and the United Kingdom. Each site has manufacturing, research and development and sales and distribution activities. We also make use of subcontract manufacturers for fabrication of wafers and for assembly and test operations.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of IXYS and our wholly-owned subsidiaries after elimination of all intercompany balances and transactions.

Foreign Currency Translation

The local currency is considered to be the functional currency of some of our wholly-owned international subsidiaries, including the Euro for IXYS Semiconductor GmbH, or IXYS GmbH, and the pound sterling for Westcode Semiconductors Limited, or Westcode. Accordingly, for such subsidiaries, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of these subsidiaries into U.S. dollars are included in accumulated other comprehensive income, a separate component of stockholders' equity. Foreign currency transaction gains and losses are included as a component of other income or expense.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from our estimates. Areas where management uses subjective judgments include, but are not limited to, revenue reserves, inventory valuation, deferred income taxes and related valuation allowance, allocation of purchase price in business combinations and restructuring costs.

Revenue Recognition

Revenues are recognized upon shipment, provided that a signed purchase order has been received, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no remaining significant obligations. Reserves for sales returns and allowances, including allowances for so called "ship and debit" transactions, are recorded at the time of shipment, based on historical levels of returns and discounts, current economic trends and changes in customer demand. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival.

We sell to distributors and original equipment manufacturers. Approximately 55.3% of our revenues in fiscal year ended March 31, 2011, or fiscal 2011, were from distributors. We provide certain of our distributors with the following programs: stock rotation and ship and debit. Ship and debit is a form of price protection. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements and there are no remaining significant obligations. Reserves for allowances are also recorded at the time of shipment. The management of our company must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. We have visibility into inventory held by our distributors to aid in our reserve analysis. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfer, typically upon shipment from us, at which point we have a legally enforceable right to collection under normal payment terms. Under certain circumstances where we are not able to reasonably and reliably estimate the actual returns, revenues and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. Deferred amounts are presented net and included under "Accrued expenses and other liabilities."

Allowance for sales returns. We maintain an allowance for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we were to make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, to date our actual returns and allowances have not fluctuated significantly from period to period, and our returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for stock rotation. We also provide "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2011, 2010 and 2009, approximately $916,000, $1.2 million and $1.8 million, respectively, of products were returned to us under the program. We establish the stock rotation allowance for all sales to distributors except where the revenue recognition is deferred and recognized on the sale by the distributor of products to the end-customers. The allowance, which is management's best estimate of future returns, is based upon the historical experience of returns and inventory levels at the distributors. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. We have no obligation to accept this request. However, it is our historical practice to allow some companies to obtain pricing adjustments for inventory held. Our distributors had approximately $13.5 million in inventory of our products on hand at March 31, 2011. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. At the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We receive periodic statements regarding our products held by distributors. These procedures require the exercise of significant judgments. We believe that they enable us to make reliable estimates of future credits under the ship and debit program. Actual results to date have approximated the estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, the allowance for ship and debit during the three years ended March 31, 2011 (in thousands):

Balance March 31, 2008	$ 345
Additions	2,407
Deductions	(2,338)
Balance March 31, 2009	414
Additions	3,419
Deductions	(2,414)
Balance March 31, 2010	1,419
Additions	5,467
Deductions	(5,486)
Balance March 31, 2011	$ 1,400

We state our revenues net of any taxes collected from customers that are required to be remitted to the various government agencies. The amount of taxes collected from customers and payable to government is included under accrued expenses and other liabilities. Shipping and handling costs are included in cost of sales.

Trade accounts receivable and allowance for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in the existing accounts receivable. We determine the allowance based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. The allowance for doubtful accounts is reviewed quarterly. Past due balances and other specified accounts as necessary are reviewed individually. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Actual write-offs may be in excess of the recorded allowance. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a selling, general and administrative expense in the statement of operations.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents include investments in commercial paper and money market accounts at banks.

Restricted Cash

Restricted cash balances at March 31, 2011 and March 31, 2010 were $593,000 and $813,000, respectively. The restricted cash balances include amounts pledged as collateral on outstanding letters of credit and funds held in escrow.

Inventories

Inventories, consisting primarily of wafers, bipolar devices, transistors, diodes and integrated circuits, are recorded at the lower of a currently adjusted standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Our accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. As it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, inventory is, therefore, valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. The authoritative guidance provided by Financial Accounting Standards Board, or FASB, requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. We review our standard costs on an as-needed basis, but in any event at least once a year, and update them as appropriate to approximate actual costs.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventories is dependent on our estimate of future demand as it relates to historical sales. If our projected demand is over estimated, we may be required to reduce the valuation of our inventories below cost. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of the write-down of inventories could be materially different.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once inventory is written down below cost, it is not written back up when it is subsequently sold or scrapped. We do not physically segregate excess inventory and assign unique tracking numbers to it in our accounting systems. Consequently, we cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, we are unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on our gross profit margin.

The following table provides information on our excess and obsolete inventory reserve charged against inventory at cost (in thousands):

Balance at March 31, 2008	$19,250
Sale of excess inventory	(515)
Scrap of excess inventory	(2,021)
Balance of excess inventory	16,714
Additional provision for excess inventory	17,983
Balance at March 31, 2009	34,697
Sale of excess inventory	(5,846)
Scrap of excess inventory	(1,867)
Balance of excess inventory	26,984
Additional provision for excess inventory	8,590
Balance at March 31, 2010	35,574
Sale of excess inventory	(9,618)
Scrap of excess inventory	(2,230)
Balance of excess inventory	23,726
Additional provision for excess inventory	5,710
Balance at March 31, 2011	$29,436

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, we do not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 10,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because the products of our company do not quickly become obsolete, we expect to hold excess inventory for potential future sale for years. Consequently, we have no set time line for the sale or scrapping of excess inventory.

In addition, our inventory is also being written down to lower of cost or market or net realizable value. We review our inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that the selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2011 and 2010, our lower of cost or market reserve was $821,000 and $797,000, respectively.

We periodically identify any inventory that is no longer usable and write it off against recorded reserves.

We have entered into a multiyear purchase agreement for purchase of wafers and substrates. Under the agreement, the supplier agrees to supply and we are obliged to purchase products corresponding to an agreed yearly purchase amount. We have recognized the liability for all products delivered as of March 31, 2011. The total amount committed under the agreements has been disclosed in Note 18, "Commitments and Contingencies."

Property, Plant and Equipment

Property, plant and equipment, including equipment under capital leases, are stated at cost less accumulated depreciation. Equipment under capital lease is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease. Depreciation is computed using the straight-line method over estimated useful lives of 1 to 14 years for equipment and 24 years to 50 years for property and plant. Upon disposal, the assets and related accumulated depreciation are removed from our accounts and the resulting gains or losses are reflected in the statements of operations. Repairs and maintenance costs are charged to expense. Depreciation of leasehold improvements is provided on the straight-line method over the shorter of the estimated useful life or the term of the lease.

The authoritative guidance provided by FASB requires evaluating the recoverability of the carrying amount of our property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the forecasted undiscounted cash flows derived for the operation, to which the assets relate, are less than the carrying amount including associated intangible assets of the operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted expected cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which we operate and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

On June 10, 2005, IXYS Semiconductor GmbH, or IXYS GmbH, our German subsidiary, borrowed €10.0 million, or about $12.2 million at the time, from IKB Deutsche Industriebank for a term of 15 years. This loan is partially collateralized by a security interest in our facility in Lampertheim, Germany. See Note 8, "Borrowing Arrangements" for more details.

On August 2, 2007, IXYS Buckeye, LLC, one of our U.S. subsidiaries, acquired real property in Milpitas, California for $7.5 million. We moved our corporate office and a facility for operations to this location in January 2008. Additional costs of $101,000 incurred in connection with preparing the building for occupancy were capitalized. The building is being depreciated over its estimated useful life of 40 years. The property was acquired by assumption of a loan in the principal amount of $7.5 million, which was paid in full in February 2011. For further details regarding the loan, see Note 8, "Borrowing Arrangements" for more details.

Treasury Stock

We account for treasury stock using the cost method.

Other Assets

Other assets include marketable equity securities classified as available-for-sale and long term equity investments accounted under the equity method. Investments designated as available-for-sale are reported at fair value with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Realized gains and losses (calculated as proceeds less specifically identified costs) and declines in value of these investments judged by management to be other than temporary, if any, are included in other (expense) income. We have a 45% equity interest in Powersem GmbH, or Powersem, a semiconductor manufacturer based in Germany, and 20% equity interest in EB Tech Ltd, or EB Tech, a radiation services provider based in South Korea. These investments are accounted for using the equity method. In fiscal 2011, we recognized income of $526,000 on our investment in Powersem and $205,000 on our investment in EB Tech Ltd. In fiscal 2010, we recognized losses of $154,000 and $82,000 on each of these investments, respectively. In fiscal 2009, we recognized income of $212,000 and $75,000 on each of these investments, respectively.

On November 5, 2009, IXYS CH GmbH, our Swiss subsidiary, entered into a Share Purchase Agreement with Zencell Co. Ltd, or Zencell, to acquire 53,847 shares of convertible preferred stock of Zencell for $500,000. Zencell is a manufacturer of rechargeable and primary alkaline batteries in South Korea. The investment resulted in IXYS CH GmbH owning 35% of the equity in Zencell and is accounted for using the equity method in the financial statements. In fiscal 2011 and 2010, we recognized losses of $102,000 and $46,000, respectively, on our investment in Zencell. In March 2011, Zencell declared bankruptcy. As a result, we recorded an impairment loss for the full write-down of our investment of $502,000 in "Selling, general and administrative expenses" on our consolidated statements of operations.

Refer to Note 5, "Other Assets" and Note 13, "Related Party Transactions" for further information regarding the investment balances and the related transactions of those long term equity investments.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. The costs of acquired intangible assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, normally one to six years, and evaluated for impairment in accordance with the authoritative guidance provided by FASB.

Goodwill and intangible assets with indefinite lives are carried at fair value and reviewed at least annually for impairment charge during the quarter ending March 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with the authoritative guidance provided by FASB. There are two steps in the determination of the impairment of goodwill. The first step compares the carrying amount of the net assets to the fair value of the reporting unit. The second step, if necessary, recognizes an impairment loss to the extent the carrying value of the reporting unit's net assets exceed the implied fair value of goodwill. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the reporting unit.

We perform the impairment test on intangible assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. Impairment losses, if any, are measured as the amount by which the carrying values of the assets exceed their fair value and are recognized in operating results. If a useful life is determined to be shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

See Note 7, "Goodwill and Intangible Assets" for further discussion of impairment analysis of goodwill and related charges recorded.

Derivative financial instruments

Although the majority of our transactions are in U.S. dollars, we enter into foreign exchange forward and option contracts to manage foreign currency exchange risk associated with our operations. From time to time, we purchase short-term, foreign exchange forward and option contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating expenses denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on the results of operations. The contracts generally have maturity dates that do not exceed six months. We have entered into an interest rate swap to manage our variable interest rate exposure on the borrowing from IKB Deutsche Industriebank.

We do not purchase derivative contracts for trading purposes. We elected not to designate these contracts as accounting hedges and any changes in fair value are marked to market and recorded in the results of operations in other income. We did not have any open foreign exchange forward and option contracts at March 31, 2011. See Note 4, "Fair Value" and Note 8, "Borrowing Arrangements" for further information on the borrowing from IKB Deutsche Industriebank.

Defined Benefit Plans

We maintain pension plans covering certain of our employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans. The authoritative guidance provided by FASB requires us to recognize the funded status of our defined benefit pension and post-retirement benefit plans in our consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

Fair Value of Financial Instruments

Beginning in the first quarter of fiscal 2009, the assessment of fair value for our financial instruments was based on the authoritative guidance provided by FASB in connection with fair value measurements. It defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

Carrying amounts of some of our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of notes payable to banks and loans payable approximate fair value.

Advertising

We expense advertising as the costs are incurred. Advertising expense for the years ended March 31, 2011, 2010 and 2009 was $547,000, $453,000 and $488,000, respectively. Advertising expense is included in "Selling, general and administrative expenses" on our consolidated statements of operations.

Research and Development

Research and development costs are charged to operations as incurred.

Income Taxes

Our provision for income taxes is comprised of our current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is required to reduce the deferred tax assets to the amount that management estimates is more likely than not to be realized. In determining the amount of the valuation allowance, we consider income over recent years, estimated future taxable income, feasible tax planning strategies, and other factors, in each taxing jurisdiction in which we operate. If we determine that it is more likely than not that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that it is more likely than not that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released which will have the effect of reducing income tax expense. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish or increase an additional valuation allowance that could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the continuing need for related valuation allowances are monitored on an ongoing basis. See Note 17, "Income Taxes" in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for further discussion regarding income taxes.

Other Income and Expense

Other income and expense primarily consists of gains and losses on foreign currency transactions and interest income and expense, together with our share of income or loss from investments accounted for on the equity method.

Indemnification

Product guarantees and warranties have not historically proved to be material. On occasion, we provide limited indemnification to customers against intellectual property infringement claims related to our products. To date, we have not experienced significant activity or claims related to such indemnifications. We also provide in the normal course of business indemnification to our officers, directors and selected parties. We are unable to estimate any potential future liability, if any. Therefore, no liability for these indemnification agreements has been recorded as of March 31, 2011 and 2010.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. The authoritative guidance provided by FASB requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a material loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position, results of operations or cash flows.

Net Income (Loss) per Share

Basic net income (loss) available per common share is computed using net income (loss) and the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed using net income (loss) and the weighted average number of common shares outstanding, assuming dilution, which includes potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include the assumed exercise of stock options and assumed vesting of restricted stock units using the treasury stock method. See Note 12, "Computation of Net Income (Loss) per Share."

Accumulated Other Comprehensive Income

Accumulated other comprehensive income or loss represents foreign currency translation adjustments, unrealized gain or loss on equity investments classified as "available-for-sale" and minimum pension liability, net of tax. See Note 11, "Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income."

Concentration and Business Risks

Dependence on Third Parties for Wafer Fabrication and Assembly

Measured in dollars, we manufacture approximately 59.3% of our wafers, an integral component of our products, in our facilities in Germany, the UK, Massachusetts and California. We rely on third party suppliers to provide the remaining 40.7%. The principal external foundry for power semiconductors is Samsung Electronics' facility in Kiheung, South Korea. There can be no assurance that material disruptions in supply will not occur in the future. In such event, we may have to identify and secure additional foundry capacity and may be unable to identify or secure sufficient foundry capacity to meet demand. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If we were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, our business, financial condition and results of operations would be materially and adversely affected.

Dependence on Suppliers

We purchase silicon substrates from a limited number of vendors, most of whom we do not have long term supply agreements with. Any of these suppliers could terminate their relationship with us at any time. Our reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon substrates and reduced control over the price, timely delivery, reliability and quality of the silicon substrates. There can be no assurance that problems will not occur in the future with suppliers.

Employees Covered by Collective Bargaining Arrangements

Approximately 125, or 59.0%, and 321, or 56.5%, of our employees in the United Kingdom and Germany, respectively, have their pay negotiated by a labor union.

Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk comprise principally cash and cash equivalents and trade accounts receivable. We invest our excess cash in accordance with our investment policy that has been approved by the Board of Directors and is reviewed periodically by management to minimize credit risk. Regarding cash and cash equivalents, the policy authorizes the investment of excess cash in deposit accounts, time deposits, certificates of deposit, bankers' acceptances, commercial paper rated AA or better and other money market accounts and instruments of similar liquidity and credit quality.

We invest our excess cash primarily in foreign and domestic banks in short term time deposit and money market accounts. Maturities are generally three months or less. All of our non-interest bearing domestic cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing domestic cash balances may again exceed federally insured limits. Additionally, we invest in commercial paper with financial institutions that management believes to be creditworthy. These securities mature within ninety days or less and bear minimal credit risk. We have not experienced any losses on such investments.

We sell our products primarily to distributors and original equipment manufacturers. We perform ongoing credit evaluations of our customers and generally do not require collateral. An allowance for potential credit losses is maintained by us. See Note 15, "Segment and Geographic Information" for a discussion of revenues by geography.

In the year ended March 31, 2011, two customers accounted for 11.9% and 11.8% of our net revenues, respectively. In fiscal 2010, one customer accounted for 10.9% of our net revenues. In fiscal year 2009, no customer accounted for more than 10% of net revenues. At March 31, 2011, 2010, and 2009, one customer accounted for 20.8%, 15.3%, and 16.8% of accounts receivable, respectively. We believe that the receivable balance from the largest customer does not represent a significant credit risk based on financial analysis and past collection experience.

We continually monitor the credit risk in our portfolio and mitigate our credit risk exposures in accordance with the policies approved by our Board of Directors.

Stock-Based Compensation Plans

We have employee equity incentive plans, which are described more fully in Note 10, "Employee Equity Incentive Plans." The authoritative guidance provided by FASB requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award and shares expected to vest.

Compensation cost for equity incentive awards is based on the grant-date fair value estimated in accordance with the authoritative guidance provided by FASB. We use the straight-line attribution method to recognize share-based compensation costs over the service period of the award.

The fair value of issuances under our Employee Stock Purchase Plan is estimated on the issuance date and using the Black-Scholes options pricing model.

Accounting Changes and Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board, or FASB, issued authoritative guidance on the disclosures about supplementary pro forma information for business combinations. The objective of the guidance is to clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also improves the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combinations. We will adopt the guidance in the fiscal year beginning on April 1, 2011. The adoption of the guidance is not expected to have a significant impact on our consolidated financial statements.

In December 2010, FASB issued authoritative guidance on the application of the goodwill impairment test for a reporting unit having a zero or negative carrying amount. The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. We will adopt the guidance in the fiscal year beginning on April 1, 2011. The adoption of the guidance is not expected to have a significant impact on our consolidated financial statements.

In July 2010, FASB issued authoritative guidance on the disclosures about the credit quality of financing receivables and the allowance for credit losses. The objective of the guidance is for an entity to provide disclosures that facilitate financial statement users' evaluation of the nature of the credit risk, the analysis and assessment of the risk and the changes and reasons for those changes in the allowance for credit losses. We adopted the guidance in the quarter ended December 31, 2010. The adoption of the guidance did not have a significant impact on our consolidated financial statements.

In June 2009, FASB issued authoritative guidance on the consolidation of variable interest entities. The guidance eliminates a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis. It also requires an ongoing reassessment of whether an entity is the primary beneficiary. We adopted the guidance in the quarter ending June 30, 2010. The adoption of the guidance did not have a significant impact on our consolidated financial statements.

3. Business Combinations

Zilog, Inc.

On February 18, 2010, we completed the acquisition of Zilog, Inc., or Zilog, a supplier of application specific, embedded microcontroller units that are system-on-chip solutions for industrial and consumer markets. We acquired all outstanding shares as of the acquisition date for a cash consideration of $62.5 million, and Zilog became our wholly-owned subsidiary. The acquisition was intended to add digital control to our power management and to create more cost-effective system integration solutions for our diversified customer base.

In fiscal 2011 and 2010, we have incurred $43,000 and $1.2 million, respectively, in legal and consulting costs related to the acquisition. The costs incurred have been fully expensed and are included in "Selling, general and administrative expenses" on our consolidated statements of operations.

The following table summarizes the consideration paid for Zilog and the values of the assets acquired and liabilities assumed at the acquisition date.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands):

	Purchase Price Allocation
Cash, restricted cash and cash equivalents	$35,237
Trade receivables	2,088
Inventories	3,406
Property, plant and equipment	1,373
Deferred tax assets	7,215
Other assets	4,011
Identifiable intangible assets	14,000
Trade payables	(1,869)
Accruals and other liabilities	(9,419)
Total identifiable net assets	56,042
Goodwill	6,448
Total purchase price	$62,490

The fair value of assets acquired included trade receivables of $3.3 million, of which an estimated $1.2 million was not expected to be collected, resulting in a fair value of $2.1 million. Other receivables, included above in other assets, were stated at their fair value and also approximate the gross contractual value of the receivable.

Identifiable intangible assets consisted of developed intellectual property, customer relationships, contract backlog, trade name and information technology related assets. The valuation of the acquired intangibles was classified as a level 3 measurement under the fair value measurement guidance, because the valuation was based on significant unobservable inputs and involved management judgment and assumptions about market participants and pricing. In determining fair value of the acquired intangible assets, we determined the appropriate unit of measure, the exit market and the highest and best use for the assets. The income approach and royalty savings approach were used to estimate the fair value. The income approach indicates the fair value of an asset based on the value of the cash flows that the asset can be expected to generate in the future through a discounted cash flow method. The income approach was used to determine the fair values of developed intellectual property, contract backlog and customer relationships. We utilized a discount rate of 22% to value these intangibles using the income approach. The royalty savings approach was used to determine the fair value of the trade name and indicates the fair value of an asset based upon a 22% discount rate and a 1% royalty rate. The purchase price allocation table presented above reflects our determination of the fair values of the assets acquired and liabilities assumed.

The goodwill arising from the acquisition was largely attributable to the synergies expected to be realized after our acquisition and integration of Zilog. During fiscal 2011, we completed our purchase accounting of the Zilog acquisition. We recognized measurement period adjustments retrospectively in the amount of $2.4 million upon the completion of the valuation reports related to income tax. The principal adjustments were an increase in the deferred tax assets of $2.8 million and a partially offsetting increase in income tax payable of $643,000. We have determined that the Zilog business is its own reporting unit, so all of the goodwill was assigned to that reporting unit. The goodwill is not deductible for tax purposes. See Note 7, "Goodwill and Intangible Assets" for further discussion of adjustments to goodwill during fiscal 2011.

Zilog contributed revenues and profit before tax of $4.9 million and $447,000, respectively, in our consolidated statement of operations for the year ended March 31, 2010.

Supplemental Pro Forma Financial Information (unaudited):

The consolidated financial statements include the operational results of the acquired business from the date of acquisition on February 18, 2010. The following pro forma summary gives effect to the acquisition of Zilog as if it had occurred at the beginning of fiscal 2010. The summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods.

	Year Ended March 31, 2010
Pro forma net revenues	$271,828
Pro forma net loss	$ (7,049)
Pro forma net loss per share (basic)	$ (0.23)
Pro forma net loss per share (diluted)	$ (0.23)



Leadis Technology, Inc.

On September 14, 2009, we completed the acquisition of the assets and certain associated intellectual property of the LED driver and display driver businesses of Leadis. The acquisition was undertaken to expand our market opportunity in the LED market.

The total consideration for the inventory and the identifiable intangible assets acquired was $4.1 million, which was paid in cash.

The following table represents the purchase price allocation of assets acquired on the closing date of the acquisition (in thousands):

	Purchase Price Allocation
Inventory	$ 937
Intangible assets	2,810
Goodwill	304
Total purchase price	$4,051

Goodwill represents the excess of purchase price of an acquired business over the fair value of the underlying intangible assets. Since these assets were acquired by an entity with a favorable tax ruling, goodwill will not result in any effective tax benefit. The primary item that generated the goodwill is the value of the synergies between the acquired businesses and our previously existing business, which does not qualify as an amortizable intangible asset. The fair value of the amortizable intangible assets was determined using the income approach, royalty savings approach and cost approach. During our annual impairment analysis in the fourth quarter of fiscal 2011, we concluded that the goodwill and the intangible assets associated with the acquisition were completely impaired. As a result, we recorded impairment charges of $304,000 and $398,000, respectively, to write off all the outstanding goodwill and the intangible assets of the acquired Leadis businesses. See Note 7, "Goodwill and Intangible Assets" for further discussion of impairment analysis and related charges recorded.

We incurred $134,000 in legal and consulting costs related to the acquisition. The costs incurred were fully expensed and included in "Selling, general and administrative expenses" on our consolidated statements of operations for fiscal 2010.

The pro forma financial information has not been disclosed because the effect of this acquisition was not material to our financial results.

Reaction Technology Incorporated

On September 10, 2008, we acquired all the outstanding shares of Reaction Technology Incorporated, or RTI, a privately held company based in Santa Clara, California. RTI is a supplier of silicon epitaxy and silicon coatings to the semiconductor and industrial sectors. The acquisition of RTI is intended to improve our ability to meet our production requirements and provide us more control over an element of our manufacturing process. For accounting purposes, the purchase price for the acquisition was $3.2 million, consisting of the following (in thousands):

Cash consideration	$1,031
Note issued	2,000
Total acquisition consideration	3,031
Transaction costs	192
Total purchase price	$3,223

We also purchased the land and building formerly leased by RTI from its majority shareholder for cash consideration of $1.5 million.

The following table represents the purchase price allocation and summarizes the aggregate estimated fair values of the net assets acquired on the closing date of the acquisition (in thousands):

	Purchase Price Allocation
Cash	$ 804
Other current assets	734
Plant and equipment	1,379
Current liabilities	(443)
Note payable to bank	(853)
Deferred tax liability	(813)
Intangibles	1,620
Goodwill	795
Total purchase price	$3,223

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not deductible for tax purposes. The intangible assets primarily consist of related customer relationships. The income approach and the royalty savings approach were used to determine the fair value of the identified intangibles. In light of the recession then underway and the resulting impact on our revenues, we estimated the useful life of these intangible assets to be 6 months and the goodwill associated with the acquisition was completely impaired. Consequently, the assets were fully amortized as of March 31, 2009 and we recorded an impairment charge of $795,000 to write off all of the outstanding goodwill. See Note 7, "Goodwill and Intangible Assets" for further discussion of impairment analysis and related charges recorded.

In presenting the purchase price allocation above, we also valued a deferred tax liability. In its fiscal year ended December 31, 2007, RTI's unaudited net revenues were about $3.8 million. Pro forma financial information has not been disclosed because the effects of this acquisition were not material to our consolidated results of operations.

The consolidated financial statements include the results of operations of these acquired businesses commencing as of their respective acquisition dates.

4. Fair Value

We account for certain assets and liabilities at fair value. In determining fair value, we consider its principal or most advantageous market and the assumptions that market participants would use when pricing, such as inherent risk, restrictions on sale and risk of nonperformance. The fair value hierarchy is based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 — Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of March 31, 2011 and 2010 (in thousands):

	March 31, 2011(1)			March 31, 2010(1)		
		Fair Value Measured at Reporting Date Using			Fair Value Measured at Reporting Date Using	
	Total	Level 1	Level 2	Total	Level 1	Level 2
Description						
Marketable equity securities(2)	$ 459	$459	$ —	$ 198	$198	$ —
Auction rate preferred securities(2)	375	—	375	375	—	375
Derivative contract(3)(4)	179	—	179	(109)	—	(109)
Total	$1,013	$459	$554	$ 464	$198	$ 266

(1) We did not have any recurring assets whose fair value was measured using significant unobservable inputs.

(2) Included in "Other assets" on our consolidated balance sheets.

(3) The derivative contract as of March 31, 2011 was included in "Prepaid expenses and other current assets" on our consolidated balance sheets.

(4) The derivative contract as of March 31, 2010 was included in "Accrued expenses and other current liabilities" on our consolidated balance sheets.

We measure our marketable securities and derivative contracts at fair value. Marketable securities are valued using the quoted market prices and are therefore classified as Level 1 estimates.

We use derivative instruments to manage exposures to changes in interest rates, and the fair values of these instruments are recorded on the balance sheets. We have elected not to designate these instruments as accounting hedges. The changes in the fair value of these instruments are recorded in the current period's statement of operations and are included in other income (expense), net. All of our derivative instruments are traded on over-the-counter markets where quoted market prices are not readily available. For those derivatives, we measure fair value using prices obtained from the counterparties with whom we have traded. The counterparties price the derivatives based on models that use primarily market observable inputs, such as yield curves and option volatilities. Accordingly, we classify these derivatives as Level 2. See Note 8, "Borrowing Arrangements" for further information regarding the terms of the derivative contract.

Auction rate preferred securities, or ARPS, are stated at par value based upon observable inputs including historical redemptions received from the ARPS issuers. All of our ARPS have AAA credit ratings, are 100% collateralized and continue to pay interest in accordance with their contractual terms. Additionally, the collateralized asset value ranges exceed the value of our ARPS by approximately 300 percent. Accordingly, the remaining ARPS balance of $375,000 is categorized as Level 2 for fair value measurement in accordance with the authoritative guidance provided by FASB and was recorded at full par value on the consolidated balance sheets as of March 31, 2011 and 2010. We currently believe that the ARPS values are not impaired and as such, no impairment has been recognized against the investment. If future auctions fail to materialize and the credit rating of the issuers deteriorates, we may be required to record an impairment charge against the value of our ARPS.

Cash and cash equivalents are recognized and measured at fair value in our consolidated financial statements. Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value. Accounts payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value.

Long term loans, which primarily consist of loans from banks, approximate fair value as the interest rates either adjust according to the market rates or the interest rates approximate the market rates at March 31, 2011. See Note 9, "Pension Plans" for a discussion of pension liabilities.

5. Other Assets

Other assets consist of the following (in thousands):

	March 31, 2011	March 31, 2010
Available-for-sale investment securities	$ 834	$ 573
Long term equity investment	4,860	4,446
Advance to vendors and other items	2,283	1,416
Total	$7,977	$6,435

Available-for-sale investment securities have been stated at their fair value as of March 31, 2011 and include an unrealized gain, net of taxes, of $27,000 at March 31, 2010, and unrealized loss, net of taxes, of $13,000 at March 31, 2011.

Available-for-sale investments as of March 31, 2011 and March 31, 2010 were as follows (in thousands):

	Fiscal Year 2011				Fiscal Year 2010			
	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Marketable Equity Securities	$854	$7	$(27)	$834	$530	$46	$(3)	$573

The available-for-sale investments that were in a continuous unrealized loss position as of March 31, 2011 and March 31, 2010, aggregated by length of time that individual securities have been in a continuous loss position, were as follows (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
Period	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
March 31, 2011	$19	$156	$8	$23	$27	$179
March 31, 2010	$ 1	$ 63	$2	$ 4	$ 3	$ 67

Gross unrealized losses on our available-for-sale portfolio were immaterial to the consolidated balance sheets at March 31, 2011 and March 31, 2010. Based on evaluation of available evidence as of March 31, 2011, we believe that unrealized losses on marketable equity securities are temporary and do not represent a need for an other-than-temporary impairment.

During fiscal 2011, we recognized a gain of $17,000 on the sale of available-for-sale investment securities. In respect to those securities, we had an unrealized gain of $13,000, which was included in accumulated other comprehensive income as of March 31, 2010.

Our long term equity investments represent investment accounted for under the equity method of accounting. See Note 2, "Summary of Significant Accounting Policies" and Note 13, "Related Party Transactions" for further information on these investments.

6. Balance Sheet Details

Allowances Movement (in thousands)

	Balance at Beginning of Year	Additions	Deductions	Translation Adjustments	Balance at End of Year
Allowances for accounts receivable and for doubtful accounts					
Year ended March 31, 2011	$3,466	$8,534	$(8,562)	$ 40	$3,478
Year ended March 31, 2010	$1,899	$5,967(1)	$(4,430)	$ 30	$3,466
Year ended March 31, 2009	$1,712	$5,951	$(5,656)	$(108)	$1,899

(1) Includes $1.2 million additions from the Zilog acquisition.

Inventories

Inventories consist of the following (in thousands):

	March 31, 2011	March 31, 2010
Raw materials	$19,724	$12,216
Work in process	38,148	35,339
Finished goods	17,967	18,028
Total	$75,839	$65,583

Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	March 31, 2011	March 31, 2010
Property and plant (useful life of 24 years to 50 years)	$ 33,107	$ 32,328
Equipment owned (useful life of 1 to 14 years)	89,836	78,981
Equipment capital leases (useful life of 4 years)	38,498	32,296
Leasehold improvements (useful life of up to 8 years)	936	1,292
	162,377	144,897
Accumulated depreciation — plant, equipment owned, and leasehold improvements	(77,995)	(68,737)
Accumulated amortization — equipment capital leases	(32,071)	(28,282)
	$ 52,311	$ 47,878

Depreciation expense for fiscal years ended March 31, 2011, 2010 and 2009 amounted to $11.0 million, $11.4 million and $12.7 million, respectively.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	March 31, 2011	March 31, 2010
Uninvoiced goods and services	$12,142	$11,029
Compensation and benefits	7,059	6,876
Income taxes	—	3,406
Restructuring accrual	485	1,205
Commission, royalties and other	3,252	3,125
Total	$22,938	$25,641

7. Goodwill and Intangible Assets

Goodwill

During fiscal 2009, when we performed our goodwill impairment analysis, we concluded that all of the goodwill was impaired. The goodwill balance was allocated to three of our six reporting units. As a result of our analysis, we concluded that the carrying amount of goodwill for each of these three reporting units exceeded their implied fair values. Consequently, a total impairment charge of $6.4 million was recorded for fiscal 2009 to write off all of the then outstanding goodwill and was included under "Impairment charges" in the 2009 consolidated statement of operations. In performing the analysis, we considered the income approach in determining the implied fair value of the goodwill. The income approach requires estimates of future operating results and cash flows of each of the reporting units, which are discounted using estimated discount rates of approximately 18%.

During fiscal 2010, we completed two acquisitions and recorded goodwill in connection with those acquisitions. Refer to Note 3, "Business Combinations" for details of goodwill resulting from each of the acquisitions of Zilog and Leadis businesses. The acquisition of Zilog was completed in February 2010 and the acquisition of Leadis businesses was completed in September 2009. The goodwill was evaluated based on the factors affecting the business and management concluded that there was no impairment of goodwill at the end of fiscal 2010.

After completing our annual impairment review in fiscal 2011, we concluded that the goodwill associated with the Leadis reporting unit was completely impaired. As a result, we wrote off all of the outstanding goodwill related to the Leadis acquisition and recorded an impairment charge of $304,000. We concluded that the goodwill associated with the Zilog reporting unit was not impaired as of March 31, 2011. In addition, during fiscal 2011, we recorded goodwill adjustments in respect of the Zilog acquisition, primarily related to an increase to the deferred tax assets as a result of completion of income tax related valuation reports.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which by their nature would not reflect unanticipated events and circumstances that may occur.

The changes in the carrying amount of goodwill for the years ended March 31, 2011 and 2010 are as follows (in thousands):

	March 31, 2011	March 31, 2010
Goodwill	$6,752	$ 6,440
Accumulated impairment losses	—	(6,440)
Net goodwill at beginning of period	6,752	—
Goodwill acquired in acquisitions	—	6,752
Impairment losses	(304)	—
Net goodwill at end of period	$6,448	$ 6,752

Identifiable Intangible Assets

Identified intangible assets consisted of the following as of March 31, 2011 (in thousands):

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Developed intellectual property	$ 4,800	$ 858	$3,942
Customer relationships	6,100	3,316	2,784
Contract backlog	2,000	2,000	—
Other intangible assets	1,187	239	948
Total identifiable intangible assets	$14,087	$6,413	$7,674

Identified intangible assets consisted of the following as of March 31, 2010 (in thousands):

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Developed intellectual property	$ 6,000	$ 366	$ 5,634
Customer relationships	6,310	644	5,666
Contract backlog	3,170	753	2,417
Other intangible assets	1,414	118	1,296
Total identifiable intangible assets	$16,894	$1,881	$15,013

In the fourth quarter of fiscal 2011, we concluded that the intangible assets associated with the acquisition of Leadis businesses were completely impaired. Therefore, we wrote off all of the intangible assets related to the acquisition and recorded an impairment charge for the remaining unamortized net book value of $398,000.

The following table summarizes the components of the acquired identifiable intangible assets associated with the acquisitions of Leadis and Zilog. The fair value of the amortizable intangible assets was determined using the income approach, royalty savings approach and cost approach.

	Acquisition Date Fair Value	Amortization Method	Estimated Useful Life
	(In thousands)		(In months)
Leadis			
Developed intellectual property	$ 1,200	Straight-line	24
Customer relationships	210	Straight-line	24
Contract backlog	1,170	Straight-line	12
Non-compete agreement	20	Straight-line	24
Trade name	210	Straight-line	24
Total for Leadis	$ 2,810		
Zilog			
Developed intellectual property	$ 4,800	Straight-line	72
Customer relationships	6,100	Accelerated	37
Contract backlog	2,000	Straight-line	12
Trade name	1,100	Straight-line	72
Total for Zilog	$14,000		
Total acquired intangible assets	$16,810		

The amortization of intangible assets is expected to be $3.7 million, $1.1 million, $990,000, $990,000, and $930,000 in fiscal 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

8. Borrowing Arrangements

Bank of the West

On November 13, 2009, we entered into a credit agreement for a revolving line of credit with Bank of the West, or BOW, under which we could borrow up to $15.0 million and all amounts owed under the credit agreement were due and payable on October 31, 2011. On December 29, 2010, we entered into an amendment with BOW to increase the line of credit to $20.0 million and to extend the expiration date to October 31, 2013. Borrowings may be repaid and re-borrowed at any time during the term of the credit agreement. The obligations are guaranteed by two of our subsidiaries. At March 31, 2011, the outstanding principal balance under the credit agreement was $15.0 million.

The credit agreement provides different interest rate alternatives under which we may borrow funds. We may elect to borrow based on LIBOR plus a margin, an alternative base rate plus a margin or a floating rate plus a margin. The margin can range from 1.5% to 3.25%, depending on interest rate alternatives and on our leverage of liabilities to effective tangible net worth. The effective interest rate as of March 31, 2011 was 3.05%.

The credit agreement is subject to a set of financial covenants, including minimum effective tangible net worth, the ratio of cash, cash equivalents and accounts receivable to current liabilities, profitability, a ratio of EBITDA to interest expense and a minimum amount of U.S. domestic cash on hand. At March 31, 2011, we complied with all of these financial covenants.

The credit agreement also includes a $3.0 million letter of credit subfacility. See Note 18, "Commitments and Contingencies" for further information regarding the terms of the subfacility.

IKB Deutsche Industriebank

On June 10, 2005, IXYS Semiconductor GmbH, our German subsidiary, borrowed €10.0 million, or about $12.2 million at the time, from IKB Deutsche Industriebank for a term of 15 years. The outstanding balance at March 31, 2011 was €6.2 million, or $8.7 million.

The interest rate on the loan is determined by adding the then effective three month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for our German subsidiary. In June 2010, we entered into an interest rate swap agreement commencing June 30, 2010. The swap agreement has a fixed interest rate of 1.99% on the entire loan and expires on June 30, 2015. It is not designated as a hedge in the financial statements. See Note 4, "Fair Value" for further information regarding the derivative contract.

During each fiscal quarter, a principal payment of €167,000, or about $235,000, and a payment of accrued interest are required. Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2011, we complied with the financial covenants. The loan is partially collateralized by a security interest in the facility owned by our company in Lampertheim, Germany.

LaSalle Bank National Association

On August 2, 2007, IXYS Buckeye, LLC, a subsidiary of our company, entered into an Assumption Agreement with LaSalle Bank National Association, trustee for Morgan Stanley Dean Witter Capital I Inc., for the assumption of a loan of $7.5 million in connection with the purchase of property in Milpitas, California. The loan carried a fixed annual interest rate of 7.455%. Monthly payments of principal and interest of $56,000 were due under the loan. In addition, monthly impound payments aggregating $14,000 were made for items such as real property taxes, insurance and capital expenditures. The remaining balance of the loan was paid in full on February 1, 2011.

Note payable issued in acquisition

On September 10, 2008, we issued a note payable with a face value of $2.0 million in connection with the purchase of real property and the acquisition of the shares of Reaction Technology Incorporated, or RTI. The note is repayable in 60 equal monthly installments of $38,666, which includes interest at an annual rate of 6.0%. The note is collateralized by a security interest in the property acquired and the current assets of RTI. Refer to Note 3, "Business Combinations" for more details regarding the acquisition.

Aggregate Debt Maturities

Aggregate debt maturities at March 31, 2011 were as follows (in thousands):

Fiscal Year Payable	Amount
2012	$ 1,352
2013	10,850
2014	6,694
2015	940
2016	940
Thereafter	3,994
Total	24,770
Less: Current portion	1,352
Long term portion	$23,418

9. Pension Plans

We maintain three defined benefit pension plans: one for United Kingdom employees, one for German employees, and one for Philippine employees. These plans cover most of the employees in the United Kingdom, Germany and the Philippines. Benefits are based on years of service and the employees' compensation. We deposit funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, banks or trustees and/or accrue for the unfunded portion of the obligations. The measurement date for the projected benefit obligations and the plan assets is March 31. The United Kingdom and German plans have been curtailed. As such, the plans are closed to new entrants and no credit is provided for additional periods of service.

In connection with the Zilog acquisition in February 2010, we assumed the defined benefit plan for the local employees of Zilog's Philippine subsidiary. As of March 31, 2011, the pension plan was overfunded by approximately $330,000. The overfunding was included under "Other assets" on our consolidated balance sheet.

Net Period Pension Cost

The net periodic pension expense includes the following components (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Service cost	$ 71	$ —	$ —
Interest cost on projected benefit obligation	2,065	1,924	2,174
Expected return on plan assets	(1,546)	(1,003)	(1,616)
Transition obligation	2	—	—
Recognized actuarial loss (gain)	178	120	84
Net periodic pension expense	$ 770	$ 1,041	$ 642

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Amount Recognized (in thousands):

	Year Ended March 31,	
	2011	2010
Change in projected benefit obligation		
Projected benefit obligation at the beginning of the year	$ 36,254	$ 26,593
Service cost	71	—
Interest cost	2,065	1,924
Actuarial (gain) loss	(1,577)	7,013
Benefits paid	(1,181)	(1,273)
Business combination	—	1,202
Foreign currency adjustment	1,898	795
Projected benefit obligation at year end	$ 37,530	$ 36,254
Change in plan assets		
Fair value of plan assets at the beginning of the year	$ 20,432	$ 13,418
Actual return (loss) on plan assets	1,457	5,306
Employer contribution	685	702
Benefits paid from assets	(752)	(825)
Business combination	—	1,330
Foreign currency adjustment	1,493	501
Plan assets at fair value at year end	$ 23,315	$ 20,432
Unfunded status of the plan at year end	$(14,215)	$(15,822)
Pension liability recognized on the balance sheet due after one year	$(14,545)	$(15,822)
Plans with projected benefit obligation and accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation at year end	36,066	36,254
Accumulated benefit obligation at year end	36,058	35,825
Plan assets at fair value at year end	21,521	20,432
Plans with accumulated benefit obligation less than plan assets:		
Projected benefit obligation at year end	1,464	—
Accumulated benefit obligation at year end	812	—
Plan assets at fair value at year end	1,794	—
Amounts recognized in accumulated other comprehensive income (loss)		
Unrecognized actuarial loss (gross of taxes, $1,108 for 2011 and $1,685 for 2010)	$ 4,053	$ 5,719
Amount recognized as component of stockholders' equity — pretax	$ 4,053	$ 5,719
Accumulated benefit obligation at year end	$ 36,870	$ 35,825

The following table sets forth amounts recognized in the consolidated balance sheets for the plans:

Other assets	$ 330	$ —
Pension liabilities	$14,545	$15,822

Weighted average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Year End March 31,	
	2011	2010
Discount rate	5.3-8.8%	5.4-8.84%
Expected long term rate of return on assets	6.0-7.3%	6.0-7.4%
Salary scale	1.5-6.0%	1.5-6.0%

The expected long term rate of return on assets is a weighted average of the returns expected for the underlying broad asset classes. The expected returns for each asset class are estimated in light of the market conditions on the accounting date and the past performance of the asset classes generally.

The amount of accumulated other comprehensive income expected to be recognized in net periodic pension cost in fiscal 2012 includes amortization of actuarial loss of $68,000. Approximately 66% of the accrued pension liability relates to the German plan and 34% to the United Kingdom plan.

The investment policies and strategies for the United Kingdom plan assets are determined by the respective plan's trustees in consultation with independent investment consultants and the employer. Our practice is to fund these plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The trustees are aware that the nature of the liabilities of the plans will evolve as the age profile and life expectancy of the membership changes. These changing liability profiles lead to consultations about the appropriate balance of investment assets to be used by the plans (equity, debt, other), as well as timescales, within which required adjustments should be implemented. The plan assets in the United Kingdom are held in pooled investment funds operated by Fidelity Investments. The plan assets do not include our securities. The investment managers have discretion to vary the balance of investments of the scheme according to prevailing investment conditions and the Trustees regularly monitor all investment decisions affecting the scheme and the overall investment performance. The target allocation of the United Kingdom plan assets that we control is 75% equity securities and 25% fixed income instruments. This objective has not been achieved due to the relative investment return of the two asset classes.

The German plan was held by a separate legal entity. As of March 31, 2011, the German defined benefit plan was completely unfunded.

For our Philippine plan, the local law requires us to appoint a trustee for the fund. We have appointed Bank of the Philippine Islands, or BPI, as the trustee of the plan. The plan assets are fully invested with BPI. The main role of the trustee is to manage the fund according to the mandate given by the retirement committee of our Philippine entity and to pay the covered/eligible employees in accordance with the plan. BPI Asset Management and Trust Group, an independent unit of BPI, provides investment management services to the trustee. BPI had a BB+/ stable rating from Fitch, an international credit rating agency, for the long term local currency issuer default risk. The target allocation for the Philippine fund was 70% to fixed income securities, 25% to equities and 5% to cash and cash equivalents.

We expect to make contributions to the plans of approximately $705,000 in the fiscal year ending March 31, 2012. This contribution is primarily contractual. The fair values and the allocation of the assets of the plans at the measurement dates were as follows:

	Year Ended March 31, 2011		Year Ended March 31, 2010	
	(000)	%	(000)	%
Equity securities	$17,816	76.4%	$15,865	78.0%
Debt securities	5,156	22.1%	4,374	21.0%
Other	343	1.5%	193	1.0%
Total	$23,315	100%	$20,432	100.0%

Approximately 81% of the assets of the United Kingdom fund were invested in equity securities while 19% were in debt securities. The investments in debt securities are made in government instruments and investment grade corporate bonds. For our Philippine fund, the investment advisors have a moderately aggressive risk tolerance policy with an investment objective of higher capital appreciation with steady income and an investment horizon of 5 to 10 years. Approximately 62% of the assets of the fund are invested in fixed income securities, primarily comprising of government instruments.

All the plans' securities are publicly traded and highly liquid. Therefore, the securities are valued under Level 1. The plans do not hold any Level 2 or Level 3 securities.

We expect to pay benefits in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter of approximately the following (in thousands):

Fiscal Year Ended:	Benefit Payment
March 31, 2012	$ 1,308
March 31, 2013	1,398
March 31, 2014	1,481
March 31, 2015	1,879
March 31, 2016	1,632
Five fiscal years ended March 31, 2021	10,171
Total benefit payments for the ten fiscal years ended March 31, 2021	$17,869

10. Employee Equity Incentive Plans

Stock Purchase and Stock Option Plans

The 2009 Equity Incentive Plan

Stock Options

On September 10, 2009, our stockholders approved the 2009 Equity Incentive Plan, or the 2009 Plan, under which 900,000 shares of our common stock are reserved for the grant of stock options.

Under the 2009 Plan, nonqualified and incentive stock options may be granted to employees, consultants and non-employee directors. Generally, the per share exercise price shall not be less than 100% of the fair market value of a share on the grant date. The Board of Directors has the full power to determine the provisions of each option issued under the 2009 Plan. While we may grant options that become exercisable at different times or within different periods, we have granted options that primarily vest over four years. The options, once granted, expire ten years from the date of grant.

Restricted Stock

Restricted stock awards may be granted to any employee, director or consultant under the 2009 Plan. Pursuant to a restricted stock award, we will issue shares of common stock that will be released from restriction if certain requirements, including continued performance of services, are met.

Stock Appreciation Rights

Awards of stock appreciation rights, or SARs, may be granted to employees, consultants and nonemployee directors pursuant to the 2009 Plan. In any event, the exercise price of a SAR shall be not less than 100% of the fair market value of a share on the grant date and shall expire no later than ten years from the grant date. Upon exercise, the holder of SAR shall be entitled to receive payment either in cash or a number of shares by dividing such cash amount by the fair market value of a share on the exercise date.

Performance Units

Performance units may be granted to employees, consultants and nonemployee directors under the 2009 Plan. Each performance unit shall have a value equal to the fair market value of one share. After the applicable performance period has ended, the holder will be entitled to receive a payment, either in cash or in the form of shares, based on the number of performance units earned over the performance period, to be determined as a function of the extent to which the corresponding performance goals or other vesting provisions have been achieved.

The 1999 Equity Incentive Plan and the 1999 Non-Employee Directors' Equity Incentive Plan

Stock Options

Prior to May 2009, stock options were granted under the 1999 Equity Incentive Plan and the 1999 Non-Employee Directors' Equity Incentive Plan, or the 1999 Plans, for not less than 85% of fair market value at the time of grant. Once granted, the options expire ten years from the date of grant. Options granted to employees under the 1999 Equity Incentive Plan typically vest over four years. The initial option grants under the 1999 Non-Employee Directors' Equity Incentive Plan typically vest over four years and subsequent annual grants vest over one year. The 1999 Plans expired in May 2009 and no additional grants may be made thereunder.

Restricted Stock Units

We granted restricted stock unit awards, or RSUs, under the 1999 Equity Incentive Plan. Pursuant to a RSU award, we delivered shares of our common stock if certain requirements, including continued performance of services, were met. All of the RSUs granted under the 1999 Equity Incentive Plan have vested or terminated.

Zilog 2004 Omnibus Stock Incentive Plan

The Zilog 2004 Omnibus Stock Incentive Plan, or the Zilog 2004 Plan, was approved by the stockholders of Zilog in 2004, and was amended and approved by the stockholders of Zilog in 2007. In connection with the acquisition of Zilog, our Board of Directors approved assumption of the Zilog 2004 Plan. Employees of Zilog and persons first employed by our company after the closing of the acquisition of Zilog may receive grants under the Zilog 2004 Plan. Under the 2004 Plan, incentive stock options, non statutory stock options, or restricted shares may be granted. At the time of the assumption of the Zilog 2004 Plan by our company, up to 652,963 shares of our common stock were available for grant under the plan.

In general, the options and shares granted pursuant to the Zilog 2004 Plan are exercisable at such time or times, and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as the plan administrator, generally expected to be the Compensation Committee of our Board of Directors, determines in the applicable option agreement. The exercise price per share, payable upon the exercise of an option, is established by such administrator at the time of the grant and is not less than the par value per share of common stock on the date of the grant and in the case of an incentive stock option generally is not less than 100% of the fair market value per share on the date of grant.

In general, restricted stock awards granted pursuant to the Zilog 2004 Plan are subject to the restricted stock award agreement that reflects the terms, conditions and restrictions related to the restricted stock award. The agreement includes, among other things, the period during which the restricted stock is subject to forfeiture, the imposition of any performance-based conditions or other restrictions on the award, if any.

Zilog 2002 Omnibus Stock Incentive Plan

The Zilog 2002 Omnibus Stock Incentive Plan, or the Zilog 2002 Plan, was adopted in 2002. In connection with the acquisition of Zilog, our Board of Directors approved the assumption of the Zilog 2002 Plan with respect to the shares available for grant as stock options. Employees of Zilog and persons first employed by our company after the closing of the acquisition of Zilog may receive grants under the Zilog 2002 Plan. At the time of the assumption of the Zilog 2002 Plan by our company, up to 366,589 shares of our common stock were available for grant under the plan.

Stock options granted under the Zilog 2002 Plan were permitted to be: (i) incentive stock options or nonqualified stock options or (ii) EBITDA-linked options and/or non-EBITDA linked options. We will not grant any EBITDA-linked options and none are outstanding. In general, non-EBITDA-linked options granted pursuant to the Zilog 2002 Plan will be exercisable at such time or times and subject to such terms and conditions (including the vesting schedule, period of exercisability and expiration date) as is determined by the plan administrator, generally expected to be the Compensation Committee of our Board of Directors, in the applicable award agreements or thereafter. The exercise price per share payable upon the exercise of an option will be established by such administrator, in its sole discretion, at the time of grant. The term of a non-EBITDA-linked option is determined at the time of grant, but will not exceed ten years.

Employee Stock Purchase Plan

In May 1999, the Board of Directors approved the 1999 Employee Stock Purchase Plan, or the Purchase Plan, and reserved 500,000 shares of common stock for issuance under the Purchase Plan. Under the Purchase Plan, all eligible employees may purchase our common stock at a price equal to 85% of the lower of the fair market value at the beginning of the offer period or the semi-annual purchase date. Stock purchases are limited to 15% of an employee's eligible compensation. On July 31, 2007 and July 9, 2010, the Board of Directors amended the Purchase Plan and on each occasion reserved an additional 350,000 shares of common stock for issuance under the Purchase Plan. During the year ended March 31, 2011, there were 92,306 shares purchased under the Purchase Plan, leaving approximately 406,000 shares available for purchase under the plan in the future.

Fair Value of Stock Compensation

The authoritative guidance provided by FASB requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award.

Compensation cost for equity incentive awards is based on the grant-date fair value estimated in accordance with the authoritative guidance provided by FASB. We use the straight-line attribution method to recognize share-based compensation costs over the service period of the award.

The fair value of issuances under our Purchase Plan is estimated on the issuance date and using the Black-Scholes options pricing model, consistent with the requirements of the authoritative guidance provided by FASB.

The following table summarizes the effects of share-based compensation recognized on our consolidated statement of operations resulting from options granted under our equity incentive plans and rights to acquire stock granted under our Purchase Plan (in thousands except per share amounts):

Income Statement Classifications	Year Ended March 31, 2011	2010	2009
Selling, general and administrative expenses	$3,398	$3,160	$2,816
Stock-based compensation effect on income before taxes	3,398	3,160	2,816
Benefit from income taxes	1,236	1,151	971
Net stock-based compensation effects on net income (loss)	$2,162	$2,009	$1,845

As of March 31, 2011, there were $5.0 million of total unrecognized compensation costs related to stock options granted. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.3 years. Total tax benefit realized during the year ended March 31, 2011 on stock options was $305,000.

The weighted average estimated values of employee stock option grants and rights granted under the Purchase Plan, as well as the weighted average assumptions that were used in calculating such values during fiscal 2011, 2010 and 2009, were based on estimates at the date of grant as follows:

	Stock Options			Purchase Plan		
	Year Ended March 31,			Year Ended March 31,		
	2011	2010	2009	2011	2010	2009
Weighted average estimated per share fair value of grant	$4.79	$3.49	$3.39	$2.85	$4.19	$4.21
Risk-free interest rate	2.0%	2.3%	2.4%	0.3%	0.4%	2.6%
Expected term in years	5.83	5.00	4.60	0.50	0.50	0.50
Volatility	56.1%	57.0%	50.5%	49.3%	80.1%	77.8%
Dividend yield	0%	0%	0%	0%	0%	0%

We estimate the expected term of options granted based on the historical average period over which the options are exercised by employees. We estimate the volatility of our common stock on historical volatility measures. We base the risk-free interest rate that it uses in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any additional cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option valuation model. We are required to estimate forfeitures at the time of grants and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

We recognize the estimated compensation cost of restricted stock over the vesting term. The estimated compensation cost is based on the fair value of our common stock on the date of grant.

We recognize the compensation cost relating to stock bonuses on the date of grant based on the fair value of our common stock on the date of grant, as such stock bonuses are vested immediately. We did not grant any bonus shares during fiscal 2011.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock compensation activity under our equity incentive plans for fiscal 2011, 2010 and 2009 is summarized below:

	Shares Available for Grant	Options Outstanding		Weighted Average Exercise Price per Share(4)
		Number of Shares(1)	Intrinsic Value(2)(3) (000)	
Stock Options				
Balances, March 31, 2008	5,546,939	4,828,817	$ 4,779	$ 8.46
New shares authorized	1,000,000	—		
Options granted	(1,920,500)	1,920,500		$ 7.84
Options exercised	—	(548,294)	$ 3,270	$ 5.11
Options cancelled	—	—		
Options expired	137,454	(137,454)		$14.81
Balances, March 31, 2009	4,763,893	6,063,569	$ 7,834	$ 8.42
Plan authorization expired(5)	(4,763,893)	—		
New shares authorized(5)	900,000	—		
Assumed plans(6)	1,019,552	—		
Options granted	(100,000)	100,000		$ 6.88
Options exercised	—	(881,150)	$ 4,106	$ 2.89
Options cancelled	—	(56,750)		$ 7.00
Options expired	—	(37,396)		$12.40
Balances, March 31, 2010	1,819,552	5,188,273	$ 4,570	$ 9.32
Options granted	(700,000)	700,000		$ 9.05
Options exercised	—	(439,902)	$ 1,926	$ 7.33
Options cancelled	—	(30,750)		$ 7.57
Options expired	—	(217,853)		$19.55
Balances, March 31, 2011	1,119,552	5,199,768	$23,505	$ 9.03
Restricted Stock Units				
Balances, March 31, 2008	(151,766)	97,350		$ 9.58
Granted	—	—		
Vested	—	(32,450)	$ 285	$ 9.58
Forfeited	—	—		
Balances, March 31, 2009	(151,766)	64,900		$ 9.58
Granted	—	—		
Vested	—	(32,450)	$ 251	$ 9.58
Forfeited	—	(250)		$ 9.73
Balances, March 31, 2010	(151,766)	32,200		$ 9.58
Granted	—	—		
Vested	—	(32,200)	$ 292	$ 9.58
Forfeited	—	—		
Balances, March 31, 2011	(151,766)	—		
Balances, March 31, 2011	967,786	5,199,768		

(1) The number of stock option exercised and restricted stock units vested includes shares that were withheld on behalf of employees to satisfy the statutory tax withholding requirements.

(2) For RSUs, represents value of our stock on the date the restricted stock unit vests.

(3) Except for options exercised, these amounts represent the difference between the exercise price and $13.43 per share, the closing price of our stock on March 31, 2011 as reported on the NASDAQ Global Select Market, for all in-the-money, outstanding and exercisable options.

(4) For restricted stock units, represents the weighted average fair value per share on the date of grant.

(5) The 1999 Plans expired in May 2009. On September 10, 2009, our stockholders approved the 2009 Plan, under which 900,000 shares of our common stock are reserved for the grant of stock options.

(6) Represents IXYS shares available for grant under the Zilog 2002 Omnibus Stock Incentive Plan and the Zilog 2004 Omnibus Stock Incentive Plan assumed upon the acquisition of Zilog.

The following table summarizes information about stock options outstanding at March 31, 2011:

	Options Outstanding			Options Exercisable	
Exercise Price per Share	Number of Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price per Share	Number of Shares Exercisable	Weighted Average Exercise Price per Share
$ 2.50 - $5.00	89,076	1.3	$ 4.64	89,076	$ 4.64
$ 5.01 - $7.75	1,809,722	6.1	$ 6.71	1,126,472	$ 6.79
$ 7.76 - $10.00	1,739,720	6.1	$ 8.80	1,021,966	$ 8.75
$10.01 - $12.50	894,950	5.9	$10.77	721,450	$10.70
$12.51 - $99.99	666,300	4.8	$14.20	581,300	$14.42
	5,199,768	5.8	$ 9.03	3,540,264	$ 9.35

Of the 5,199,768 options outstanding, 3,540,264 were exercisable on March 31, 2011 at a weighted average exercise price of $9.35 per share, with an intrinsic value of $15.1 million. The weighted average remaining contractual life of options outstanding and options exercisable at March 31, 2011 is 5.8 years and 4.8 years, respectively. Fair value of options that vested during the year ended March 31, 2011 was $2.7 million.

11. Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income

The components of total other comprehensive income (loss) and related tax effects were as follows (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Unrealized gain (loss) on available-for-sale investment securities, net of taxes of $(22) in 2011, $17 in 2010 and $(186) in 2009	(40)	31	(362)
Changes in accumulated net actuarial income (loss), net of taxes, $577 in 2011, $(743) in 2010 and $725 in 2009	1,089	(1,612)	678
Foreign currency translation adjustments	4,834	1,491	(15,602)
Total other comprehensive income (loss)	$5,883	$ (90)	$(15,286)

The components of accumulated other comprehensive income, net of tax, were as follows (in thousands):

	Year Ended March 31,	
	2011	2010
Accumulated net unrealized gain (loss) on available-for-sale investment securities, net of taxes of $(7) in 2011 and $15 in 2010	$ (13)	$ 27
Accumulated net actuarial gain, net of tax of $(1,108) in 2011 and $(1,685) in 2010	(2,945)	(4,034)
Accumulated foreign currency translation adjustments	10,721	5,887
Total accumulated other comprehensive income	$ 7,763	$ 1,880

12. Computation of Net Income (Loss) per Share

Basic and diluted earnings (loss) per share are calculated as follows (in thousands, except per share amounts):

	Year Ended March 31,		
	2011	2010	2009
Basic:			
Weighted average shares	31,235	31,005	31,087
Net income (loss)	$36,647	$ (677)	$ (3,349)
Net income (loss) per share	$ 1.17	$ (0.02)	$ (0.11)
Diluted:			
Weighted average shares	32,008	31,005	31,087
Weighted average shares used in diluted per share calculation	32,008	31,005	31,087
Net income (loss)	$36,647	$ (677)	$ (3,349)
Net income (loss) per share	$ 1.14	$ (0.02)	$ (0.11)

Basic net income (loss) available per common share is computed using net income (loss) and the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed using net income (loss) and the weighted average number of common shares outstanding, assuming dilution, which includes potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include the assumed exercise of stock options and assumed vesting of restricted stock units using the treasury stock method. In fiscal 2011, there were outstanding options to purchase 2,003,579 shares at a weighted average exercise price of $11.31 per share that were not included in the computation of dilutive net income per share since the exercise prices of the options exceeded the market price of the common stock and thus their inclusion would be anti-dilutive. These options could dilute earnings per share in future periods if the market price of the common stock increases. Due to our net losses for fiscal 2010 and fiscal 2009, outstanding options and restricted stock units to purchase 5,220,473 and 6,128,469 shares, respectively, were not included in the diluted net loss per share calculation as their inclusion would have been anti-dilutive.

13. Related Party Transactions

We own 45% of the outstanding equity of Powersem, a module manufacturer based in Germany. The investment is accounted for using the equity method. In fiscal 2011, 2010 and 2009, we recorded revenues of $2.5 million, $1.2 million and $2.0 million, respectively, from sales of products to Powersem for use as components in our products. In fiscal 2011, 2010 and 2009, we purchased $4.9 million, $2.4 million and $5.1 million, respectively, from Powersem. At March 31, 2011, 2010 and 2009, the accounts receivable balances from our sales to

Powersem were $253,000, $330,000 and $66,000, respectively. The accounts payable balances to Powersem, as of March 31, 2011, 2010 and 2009, were $210,000, $208,000 and $27,000, respectively.

We own 20% of the outstanding equity of EB Tech Ltd, a company with expertise in radiation technology based in South Korea. The investment is accounted for using the equity method. In fiscal 2011 and 2010, EB Tech rendered processing services totaling approximately $39,000 and $53,000, respectively, to our company. During the fourth quarter of fiscal 2010, we ordered a $1.0 million accelerator from EB Tech with a deposit of $300,000. As of March 31, 2011 and 2010, no accounts payable balance was due to EB Tech.

We own 35% of the equity in Zencell Co. Ltd, a manufacturer of rechargeable and primary alkaline batteries in South Korea. The investment is accounted for using the equity method. In fiscal 2011 and 2010, we recognized losses of $102,000 and $46,000, respectively, on our investment in Zencell. In March 2011, Zencell declared bankruptcy. As a result, we recorded an impairment loss for the entire investment in Zencell of $502,000 in "Selling, general and administrative expenses" on our consolidated statements of operations. See Note 2, "Summary of Significant Accounting Policies" for further information on this investment.

We had no other material related party transactions with companies in which we invested and which were accounted for by the equity method during fiscal 2011.

14. Employee Savings and Retirement Plan

We have a 401(k) plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to the limit prescribed by law and we may make matching contributions in our discretion. Employees are 100% vested immediately in any contributions by us. For the years ended March 31, 2011, 2010 and 2009, we contributed $590,000, $487,000 and $479,000, respectively.

Westcode also started a defined contribution plan in fiscal 2007 known as "Westcode Semiconductor Group Personal Pension." The plan is subject to minimum service requirements. Employees contribute from 2.5% to 4.5% of the pensionable salary. Westcode contributes between 5% to 7% depending upon the contribution by the employee. Additionally, Westcode pays the annual management charges for the plan. Employees are 100% vested immediately in any contributions by Westcode. For the years ended March 31, 2011, 2010 and 2009, Westcode contributed $337,000, $312,000 and $300,000, respectively.

15. Segment and Geographic Information

We have a single operating segment. This operating segment is comprised of semiconductor products used primarily in power-related applications. While we have separate legal subsidiaries with discrete financial information, we have one chief operating decision maker with highly integrated businesses.

Our net revenues by major geographic areas (based on destination) were as follows (in thousands):

	Year Ended March 31,		
	2011	2010	2009
United States	$102,190	$ 72,362	$ 78,305
Europe and the Middle East			
France	7,071	4,570	7,552
Germany	42,385	27,419	40,703
Italy	6,054	4,397	8,071
United Kingdom	28,729	14,954	17,379
Other	42,595	29,644	38,001
Asia Pacific			
China	68,794	48,991	34,103
Japan	11,737	9,100	8,685
Korea	9,464	7,364	7,182
Singapore	10,481	2,929	3,443
Taiwan	9,372	3,922	2,990
Other	10,149	7,086	9,618
Rest of the World			
India	8,319	6,103	11,423
Other	5,933	4,383	6,097
Total	$363,273	$243,224	$273,552

The following table sets forth net revenues for each of our product groups fiscal 2011, 2010 and 2009 (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Power semiconductors	$252,892	$175,699	$216,836
Integrated circuits	83,225	48,372	32,236
Systems and RF power semiconductors	27,156	19,153	24,480
Total	$363,273	$243,224	$273,552

In fiscal 2011, two distributors accounted for 11.9% and 11.8% of our net revenues, respectively. In fiscal 2010, one distributor accounted for 10.9% of our net revenues. In fiscal 2009, none of our customers accounted for more than 10% of our net revenues.

Annual Report

Our principal foreign operations consist of our subsidiaries, IXYS GmbH in Germany and Westcode in the United Kingdom. The following table summarizes the net revenues, net income (loss) and long-lived assets of our domestic and foreign operations (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Net revenues:			
Foreign	$163,277	$118,954	$138,492
Domestic	199,996	124,270	135,060
	$363,273	$243,224	$273,552
Net income (loss)			
Foreign	$ 16,829	$ (3,825)	$ 4,392
Domestic	19,818	3,148	(7,741)
	$ 36,647	$ (677)	$ (3,349)

	Year Ended March 31,	
	2011	2010
Property, plant and equipment, net:		
United States	$30,096	$30,054
Germany	20,454	15,667
United Kingdom	1,757	2,152
Switzerland	4	5
Total property, plant and equipment	$52,311	$47,878

16. Restructuring Charges

During fiscal 2011 we incurred restructuring-related charges of approximately $759,000. The charges were comprised of asset impairments and exit costs for facility consolidations of $659,000 and employee severance costs of approximately $100,000.

The following table summarizes the significant activity within, and components of, our restructuring obligations as of 2011 and 2010 (in thousands):

	Severance and Related Benefits	Lease Commitment Accrual	Total
Charges	$ 1,614	$ —	$ 1,614
Cash payments	(349)	—	(349)
Currency translation adjustment	(60)	—	(60)
Balance at March 31, 2010	$ 1,205	$ —	$ 1,205
Charges(1)	100	442	542
Cash payments	(1,198)	(63)	(1,261)
Currency translation adjustment	(1)	—	(1)
Balance at March 31, 2011	$ 106	$379	$ 485

(1) Excludes $217,000 related to impairment of assets due to the consolidation of facilities

We anticipate that the remaining restructuring obligations of $485,000 as of March 31, 2011 will be paid by September 30, 2012.

17. Income Taxes

Income (loss) before income tax consists of the following (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Domestic	$23,546	$ 4,418	$(2,075)
International	19,354	(2,084)	5,639
	$42,900	$ 2,334	$ 3,564

Our provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Current:			
Federal	$ 8,125	$ 2,415	$ 4,983
State	836	124	441
Foreign	2,690	1,830	3,748
	11,651	4,369	9,172
Deferred:			
Federal	(7,253)	(1,290)	1,168
State	(1,054)	946	(480)
Foreign	2,909	(1,014)	(2,947)
	(5,398)	(1,358)	(2,259)
Total income tax provision	$ 6,253	$ 3,011	$ 6,913


Annual Report

The reconciliation of our effective tax rate to the U.S. statutory federal income tax rate is as follows:

	Year Ended March 31,		
	2011 (%)	2010 (%)	2009 (%)
Statutory federal income tax rate	35	35	35
State taxes, net of federal tax benefit	(1)	30	(3)
Expense (benefit) of lower tax jurisdictions	(8)	94	(1)
Goodwill	—	—	63
Credits and other taxes	(1)	—	(14)
Valuation allowance	(19)	(82)	114
Permanent items	3	—	—
Tax reserves	5	22	—
Share-based compensation	1	3	—
Capitalized expenses	—	19	—
Foreign income	—	8	—
Effective tax provision rate	15	129	194

The significant components of net deferred income tax assets are as follows (in thousands):

	March 31,	
	2011	2010
Deferred tax assets:		
Reserves and allowances	$ 7,607	$ 5,855
Other liabilities and accruals	3,053	4,612
Total short term deferred tax assets	10,660	10,467
Other liabilities and accruals long term	1,144	2,553
Depreciable assets	1,996	1,659
Net operating loss carryforward	21,039	24,100
Share-based compensation	2,984	2,978
Credits carryforward	2,489	1,511
Total long term deferred tax assets	29,652	32,801
Total deferred tax assets	40,312	43,268
Less: Valuation allowance	(4,878)	(12,902)
Net deferred tax asset	$35,434	$ 30,366

The authoritative guidance provided by FASB requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Our management evaluates the recoverability of these net deferred tax assets in accordance with the authoritative guidance provided by FASB. Our ability to utilize the deferred tax assets and the continuing need for a related valuation allowance are being monitored on an ongoing basis. During fiscal 2011, we recorded certain tax adjustments on valuation allowance, tax contingency reserves and other temporary items. The impact of these adjustments is discussed further in this note. At March 31, 2011, we reduced our valuation allowances relating to the domestic net operating losses by $10.0 million to reflect our assessment that they were likely to be realized, partially offset by an increase in valuation allowance in respect of certain foreign tax jurisdiction.

At March 31, 2011, we had U.S. net operating loss carryforwards of approximately $96.6 million, all of which are subject to the limitations under Section 382 of the U.S. tax code resulting from a change in ownership. These carryforwards will expire, if not utilized, from fiscal 2012 to 2023 for U.S. tax purposes. None of the U.S. net operating loss carryforwards represent the stock option deduction arising from activity under our stock option plan. As of March 31, 2011, we had net operating loss carryforwards for foreign income tax purposes of approximately $11.3 million.

During fiscal 2011, we performed an evaluation of the valuation allowance. We carefully considered factors from the analysis of the positive and negative evidence, historical data, future forecasts, and objective and subjective sources of evidence. We placed considerable weight in the cumulative taxable profit and the forecast of future taxable income as objective and subjective evidence, respectively. Thus, we believe that there is more positive evidence, both on a quantitative and qualitative basis and this positive evidence leads us to conclude that it is more likely than not that we will realize the tax benefits of all of our domestic net operating loss carryforwards and therefore warrants a full release of the domestic valuation allowances. Certain foreign jurisdictions continue to be subject to valuation allowances as a result of our evaluation.

During fiscal 2011, our net deferred tax assets increased primarily because of decreases in the valuation allowances. During fiscal 2010, our net deferred tax assets increased primarily due to the acquisition of Zilog. During fiscal 2009, our net deferred tax assets decreased primarily because of increases in reserves. Our Swiss subsidiary has a tax holiday that expired in 2010. The tax holiday did not reduce income tax expense in fiscal 2010 and fiscal 2009.

At the end of fiscal 2011, we had $8.8 million of gross unrecognized tax benefits, all of which would affect our effective tax rate if recognized. Out of the aggregate unrecognized benefits of $8.8 million, $0 has been classified under "Accrued expenses and other liabilities" within "Total current liabilities" and the balance of $8.8 million has been classified under "Other Long term liabilities" on our consolidated balance sheets. Our liability for unrecognized tax benefits increased by $2.6 million from last year principally due to the reserves for tax items, and includes an increase of $362,000 of accrued interest and penalties. We do not anticipate any unrecognized tax benefits in the next 12 months that would result in a material change to our financial position.



We include interest and penalties in the financial statements as a component of income tax expense. We had $1.0 million of accrued interest and penalties at March 31, 2011.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

Balance as of March 31, 2008	$ 4,570
Lapse of statute of limitations	(730)
Increases in balances related to tax positions taken during prior periods	314
Increases in balances related to tax positions taken during current period	1,141
Balance as of March 31, 2009	5,295
Lapse of statute of limitations	(1,143)
Increases in balances related to tax positions taken during prior periods	254
Increases in balances related to tax positions taken during current period	1,827
Balance as of March 31, 2010	6,233
Lapse of statute of limitations	(1,492)
Increases in balances related to tax positions taken during prior periods	362
Increases in balances related to tax positions taken during current period	3,682
Balance as of March 31, 2011	$ 8,785

We have made no provision for U.S. income taxes on undistributed earnings of certain foreign subsidiaries because it is our intention to permanently reinvest such earnings in our foreign subsidiaries. If such earnings were distributed, we would be subject to additional U.S. income tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practical.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and tax credit carryforwards may be impaired or limited in certain circumstances. Events that may restrict utilization of net operating loss and credit carryforwards include, but are not limited to, certain ownership change limitations and continuity of business requirements, as defined in Internal Revenue Code Section 382 and similar state provisions. In the event we had a change of ownership, defined as a cumulative ownership change of more than 50% over a three-year period, utilization of carryforwards could be restricted to an annual limitation. The annual limitation may result in the expiration of net operating loss carryforwards and credit carryforwards before they can be utilized.

18. Commitments and Contingencies

Commitments

We lease certain equipment under capital lease arrangements expiring through fiscal 2015 at interest rates of 3.6% to 6.0%. We rent certain of our facilities under operating leases expiring through fiscal 2023.

Future minimum lease payments under capital leases, operating leases and commitments for the purchase of inventory and property and equipment are as follows (in thousands):

Fiscal Year Ended March 31,	Capital Leases	Operating Leases	Other Purchase Obligations	Total
2012	$3,060	$2,526	$11,195	$16,781
2013	2,136	1,211	17,279	20,626
2014	1,678	746	1,068	3,492
2015	1,386	716	18	2,120
2016	—	575	—	575
Thereafter	—	3,450	—	3,450
Total minimum payments	8,260	$9,224	$29,560	$47,044
Less: interest	379			
	7,881			
Less: current portion	2,860			
	$5,021			

Rent expense for fiscal years ended March 31, 2011, 2010 and 2009 amounted to $2.1 million, $1.3 million and $1.2 million, respectively.

As of March 31, 2011 and 2010, we had cash deposits with financial institutions of $593,000 and $813,000, respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit. These balances are included in restricted cash on our balance sheets.

On November 13, 2009, we entered into a credit agreement with BOW. The credit agreement includes a letter of credit subfacility, under which BOW agrees to issue letters of credit of up to $3.0 million upon the expiration of the current facility on March 31, 2010. However, borrowing under this subfacility is limited to the extent of availability under the $15.0 million revolving line of credit that was due and payable on October 31, 2011. On December 29, 2010, we entered into an amendment with BOW to increase the line of credit to $20.0 million and to extend the expiration date to October 31, 2013. At March 31, 2011, the outstanding principal balance under the credit agreement was $15.0 million. See Note 8, "Borrowing Arrangements" for further information regarding the terms of the credit agreement.

Legal Proceedings

We are currently involved in a variety of legal matters that arise in the normal course of business. Were an unfavorable ruling to occur, there could be a material adverse impact on our financial condition, results of operations or cash flows.

In June 2000, International Rectifier Corporation filed an action for patent infringement against us in the United States District Court for the Central District of California, alleging that certain of our products sold in the United States infringed U.S. patents owned by International Rectifier. In September 2006, the U.S. District Court entered a judgment for $6.2 million in damages and issued a permanent injunction barring us from selling or distributing the infringing products. In February 2008, the Federal Circuit Court reversed the U.S. District Court, vacated the damages award and the permanent injunction and ruled that there shall be no further proceedings in the case regarding any question of infringement. We reversed the liability recognized in the financial statement upon the ruling of the Federal Circuit Court. In July 2008, International Rectifier filed a petition for a writ of certiorari with the Supreme Court of the United States. In October 2008, the U.S. Supreme Court denied the petition for a writ of certiorari, concluding the litigation.

In a related matter, we incurred litigation costs to defend a key supplier. The U.S. District Court for Central California has issued orders in this defense that resulted in our receipt of about $2.2 million from International Rectifier for litigation costs incurred. We recorded the receipt of the funds as a reduction of operating expenses in the quarter ended March 31, 2009.

Other Commitments and Contingencies

On occasion, we provide limited indemnification to customers against intellectual property infringement claims related to our products. To date, we have not experienced significant activity or claims related to such indemnifications. We also provide in the normal course of business indemnification to our officers, directors and selected parties. We are unable to estimate any potential future liability, if any. Therefore, no liability for these indemnification agreements has been recorded as of March 31, 2011 and 2010.

Selected Quarterly Financial Data (unaudited, in thousands, except per share amounts)

Fiscal Year Ended March 31, 2011

	Three Months Ended			
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Net revenues	$96,761	$91,727	$89,910	$84,875
Gross profit	31,717	29,080	31,808	29,493
Operating income	10,717	9,656	12,830	10,089
Net income(1)	$15,934	$ 7,306	$ 6,881	$ 6,526
Net income per share — basic(2)	$ 0.51	$ 0.23	$ 0.22	$ 0.21
Net income per share — diluted(2)	$ 0.49	$ 0.23	$ 0.22	$ 0.21
Weighted average shares used in per share calculation				
Basic	31,312	31,096	31,149	31,332
Diluted	32,417	32,071	31,623	31,701

Fiscal Year Ended March 31, 2010

	Three Months Ended			
	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Net revenues	$76,561	$64,032	$53,746	$48,885
Gross profit	24,770	15,711	12,608	10,344
Operating income (loss)	5,469	1,718	(909)	(2,573)
Net income (loss)	$ 4,022	$ 399	$ (1,230)	$ (3,868)
Net income (loss) per share — basic(2)	$ 0.13	$ 0.01	$ (0.04)	$ (0.13)
Net income (loss) per share — diluted(2)	$ 0.13	$ 0.01	$ (0.04)	$ (0.13)
Weighted average shares used in per share calculation				
Basic	31,320	31,100	30,901	30,679
Diluted	31,409	31,269	30,901	30,679

(1) During the fourth quarter of fiscal 2011, we reduced our valuation allowances relating to domestic net operating losses to reflect our assessment that they were likely to be realized, partially offset by an increase in valuation allowance in respect of certain foreign tax jurisdictions. The net amount of these adjustments was $8.0 million.

(2) The sum of the quarterly net income (loss) per share are not equal to the annual net income (loss) per share due to the use of quarterly weighted average shares used to determine the quarterly net income (loss) per share as compared to the annual weighted average shares used to determine the annual net income (loss) per share.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act) as of March 31, 2011. This evaluation included various processes that were carried out in an effort to ensure that information required to be disclosed in our Securities and Exchange Commission, or SEC, reports is recorded, processed, summarized and reported within the time periods specified by the SEC. In this evaluation, the Chief Executive Officer and the Chief Financial Officer considered whether our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. This evaluation also included consideration of certain aspects of our internal controls and procedures for the preparation of our financial statements. Our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2011, our disclosure controls and procedures were effective.


Annual Report

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework,* which was issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has concluded that, as of March 31, 2011, our internal control over financial reporting was effective.

BDO USA, LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included elsewhere herein.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our procedures or our internal controls will prevent or detect all errors and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, have been detected.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
IXYS Corporation
Milpitas, California

We have audited IXYS Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IXYS Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Control and Procedures". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IXYS Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IXYS Corporation as of March 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2011 and our report dated June 8, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

San Francisco, California
June 8, 2011

Item 9B. *Other Information*

On June 2, 2011, the Board of Directors of our company approved the adoption of the 2011 Equity Incentive Plan, under which 600,000 shares of our common stock will be reserved for the grant of stock options and other equity incentives.

On June 7, 2011, the Compensation Committee of the Board of Directors of our company awarded Dr. Nathan Zommer, our Chairman of the Board and Chief Executive Officer, and Uzi Sasson, our President and Chief Financial Officer, $610,000 and $380,000, respectively, as their cash performance compensation for fiscal 2011.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item, other than with respect to our executive officers and Code of Ethics, is incorporated herein by reference to our Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 31, 2011, or our 2011 Proxy Statement, under the captions "Election of Directors," "Information Regarding the Board and Corporate Governance" and "Section 16(A) Beneficial Ownership Reporting Compliance."

Executive Officers

The information regarding our executive officers is set forth in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is posted on our website at www.ixys.com under the caption "Investor Relations."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC disclosing such information.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to our 2011 Proxy Statement under the captions "Executive Compensation" and "Information Regarding the Board and Corporate Governance."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to our 2011 Proxy Statement under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to our 2011 Proxy Statement under the captions "Transactions with Related Persons" and "Information Regarding the Board and Corporate Governance."

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to our 2011 Proxy Statement under the caption "Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

(1) Financial Statements.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of March 31, 2011 and 2010

Consolidated Statements of Operations for the years ended March 31, 2011, 2010 and 2009

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended March 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

(2) Financial statements schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(3) Exhibits.

Exhibit	Title
3.1	Amended and Restated Certificate of Incorporation of IXYS Corporation, as filed with the Secretary of State for the State of Delaware on March 23, 2001 (filed on June 28, 2001 as Exhibit 3.1 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
3.2	Amended and Restated Bylaws of IXYS Corporation (filed on February 7, 2008 as Exhibit 3.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.1	Loan Agreement dated June 2, 2005 by and between IXYS Semiconductor GmbH and IKB Deutsche Industriebank AG (filed on August 12, 2005 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.2	Collateral Agreement dated July 14, 2005 by and among IXYS Corporation, IXYS Semiconductor GmbH and IKB Deutsche Industriebank AG (filed on August 12, 2005 as Exhibit 10.3 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.3*	Form of Indemnity Agreement for directors and officers (filed on June 12, 2008 as Exhibit 10.3 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.4*	List of signatories to Indemnity Agreement (filed on June 12, 2008 as Exhibit 10.3 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.5*	IXYS Corporation 1999 Equity Incentive Plan (filed on May 18, 2006 as Exhibit 10.1 to the Current Report on Form 8-K (No. 000-26124) and incorporated herein by reference).
10.6*	IXYS Corporation Amended and Restated 1999 Employee Stock Purchase Plan (filed on November 3, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.7*	IXYS Corporation 1999 Non-Employee Directors' Equity Incentive Plan (filed on July 8, 1999 as Exhibit 10.12 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.8*	Form of Stock Option Agreement for the IXYS Corporation 1999 Equity Incentive Plan (filed on November 9, 2004 as Exhibit 10.3 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.9*	Form of Stock Option Agreement for the IXYS Corporation 1999 Non-Employee Directors' Equity Incentive Plan (filed on November 9, 2004 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.10*	Form of Stock Option Agreement for the IXYS Corporation 1999 Non-Employee Directors' Equity Incentive Plan (filed on November 9, 2004 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.11*	Form of Stock Option Agreement for the IXYS Corporation 1999 Equity Incentive Plan with net exercise provision (filed on June 22, 2006 as Exhibit 10.23 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).

Exhibit	Title
10.12*	Form of Stock Option Agreement for the IXYS Corporation 1999 Equity Incentive Plan for non-employee directors, (filed on June 22, 2006 as Exhibit 10.24 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.13*	Form of Stock Option Agreement for the IXYS Corporation 1999 Non-Employee Directors' Equity Incentive Plan with net exercise provision, (filed on June 22, 2006 as Exhibit 10.25 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.14*	Fourth Amended Executive Employment Agreement by and between IXYS Corporation and Nathan Zommer, effective as of August 1, 2009 (filed on August 10, 2009 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.15*	First Amendment Executive Employment Agreement by and between IXYS Corporation and Uzi Sasson, effective as of August 1, 2009 (filed on August 10, 2009 as Exhibit 10.2 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.16	Credit Agreement dated as of November 13, 2009 by and between Bank of the West and IXYS Corporation (filed on February 5, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.17	First Amendment to Credit Agreement dated as of February 17, 2010 by and between Bank of the West and IXYS Corporation.
10.18	Second Amendment to Credit Agreement dated as of December 29, 2010 by and between Bank of the West and IXYS Corporation (filed on February 4, 2011 as Exhibit 10.1 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated here by reference).
10.19*	IXYS Corporation 2009 Equity Incentive Plan (filed on August 10, 2009 as Exhibit 10.3 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.20*	Notice of Stock Option Grant and Agreement for the IXYS Corporation 2009 Equity Incentive Plan (filed on August 10, 2009 as Exhibit 10.4 to the Quarterly Report on Form 10-Q (No. 000-26124) and incorporated herein by reference).
10.21*	Zilog, Inc. 2002 Omnibus Stock Incentive Plan. (filed on June 11, 2010 as Exhibit 10.25 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.22*	Form of Nonqualified Stock Option Agreement for Stock Options pursuant to the Zilog, Inc. 2002 Omnibus Stock Incentive Plan. (filed on June 11, 2010 as Exhibit 10.26 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.23*	Zilog, Inc. 2004 Omnibus Stock Incentive Plan. (filed on June 11, 2010 as Exhibit 10.27 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
10.24*	Form of Nonqualified Stock Option Agreement for the Zilog, Inc. 2004 Omnibus Stock Incentive Plan. (filed on June 11, 2010 as Exhibit 10.28 to the Annual Report on Form 10-K (No. 000-26124) and incorporated herein by reference).
21.1	List of Subsidiaries.
23.1	Consent of BDO USA, LLP.
24.1	Power of Attorney (included on the signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Commission.
31.2	Certification of Chief Financial Officer pursuant to the Rule 13a-14(a) of the Securities and Exchange Commission.
32.1	Certification required by Rule 13a-14(b) of the Securities and Exchange Commission and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Management contract or compensatory plan or arrangement.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IXYS CORPORATION

By: /s/ Nathan Zommer

Nathan Zommer
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

Dated: June 8, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nathan Zommer and Uzi Sasson, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nathan Zommer Nathan Zommer	Chairman of the Board (Director) and Chief Executive Officer (Principal Executive Officer)	June 8, 2011
/s/ Uzi Sasson Uzi Sasson	President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 8, 2011
/s/ Donald L. Feucht Donald L. Feucht	Director	June 8, 2011
/s/ Samuel Kory Samuel Kory	Director	June 8, 2011
/s/ S. Joon Lee S. Joon Lee	Director	June 8, 2011
/s/ Timothy A. Richardson Timothy A. Richardson	Director	June 8, 2011
/s/ James M. Thorburn James M. Thorburn	Director	June 8, 2011
Kenneth D. Wong	Director	June 8, 2011

(This page intentionally left blank)

(This page intentionally left blank)

Corporate Information

Board of Directors

Nathan Zommer
Chairman of the Board and Chief Executive Officer

Donald L. Feucht
Chairman of the Audit Committee and of the Nominating and Corporate Governance Committee
Investor

Samuel Kory
Chairman of the Compensation Committee
Retired Executive and Consultant

S. Joon Lee
Retired Executive

Timothy A. Richardson
Chief Operating Officer of Liquid Robotics

James M. Thorburn
Consultant

Kenneth D. Wong
Chief Operating Officer and Chief Financial Officer of Menlo Equities

Executive Officers

Nathan Zommer
Chairman of the Board and Chief Executive Officer

Uzi Sasson
President and Chief Financial Officer

Annual Meeting
September 16, 2011
1590 Buckeye Drive
Milpitas, CA 95035

Corporate Headquarters
1590 Buckeye Drive
Milpitas, CA 95035
(408) 457-9000

Form 10-K
A copy of our Annual Report on Form 10-K, filed with the Secuirties and Exchange Commission, is available without charge upon request to:

Uzi Sasson
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

Or e-mail to:
investorrelations@ixys.net

Or call (408) 457-9000. A copy is also available at the Securities and Exhchange Commission website at www.sec.gov.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Blvd., 27th Fl
Jersey City, NJ 07310
(800) 522-6645